04036911

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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REGISTRANT'S NAME General Minerals Corporation

*CURRENT ADDRESS 900 - 580 Hornby Street
Vancouver, British Columbia,
V6C 3B6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

FILE NO. 82- 34810 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☒ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [illegible]

DAT : 9/15/04

# GENERAL MINERALS CORPORATION

Annual Information Form

May 16, 2003

TABLE OF CONTENTS

## ITEM 2. CORPORATE STRUCTURE

General Minerals Corporation (the "Company" or "GMC") was incorporated under the laws of Canada as 3061213 Canada Inc. by articles of incorporation dated August 19, 1994. By articles of amendment dated September 29, 1994, the Company changed its name to General Minerals Corporation. By articles of amendment dated October 31, 1994, the Company amended its authorized capital to create special shares as a new class of shares. See "Additional Information – Description of Share Capital". In this document, references to the Company or GMC mean General Minerals Corporation and its subsidiaries, unless the context otherwise requires or indicates.

The Company's registered office is 700-2nd Street S.W., Suite 1200, Calgary, Alberta, T2P 4V5. The head office is located at 4610 South Ulster St., Suite 150, Denver, Colorado 80237.

The following is a list of the direct and indirect active subsidiaries of the Company as at December 31, 2002 indicating the place of incorporation or organization of each such subsidiary and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Company.

| | Jurisdiction | Voting Securities |
|---|---|---|
| Colorado General Minerals Corporation | Delaware | 100% |
| General Minerals Corporation Limited | Bermuda | 100% |
| Cascabamba Ltd. | Bahamas | 100% |
| Compania Minera General Minerals Peru S.A. | Peru | 100% |
| G.M. Campana Ltd. | Bahamas | 100% |
| Compania Minera General Minerals (Bolivia) S.A. | Bolivia | 100% |
| Vizcachitas Limited | Bahamas | 100% |
| Compania Minera Vizcachitas Holding | Chile | 100% |
| Productora Ltd. | Bahamas | 100% |
| Compania Minera Productora | Chile | 100% |

All amounts that are presented in this annual information form are in Canadian dollars unless noted otherwise.

## ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

The Company is an international mineral exploration company that acquires, explores and develops mineral properties, primarily copper, silver and gold, in South America and the U.S.A. The Company acquires properties for exploration and development. It will maintain the property interest or divest itself of that interest based on results achieved and prevailing economic conditions.

The Company was formed in August 1994 and acquired its first three properties in September 1994. The Company completed its initial public offering in November 1995.

### *Three-Year History*

In June 1999, Asarco (now Grupo Mexico) entered into a joint venture agreement with the Company to explore the Escalones prospect. Fourteen diamond drill holes were completed in 1999 and 2000. Despite encouraging results, Grupo Mexico advised the Company in April 2000 that for corporate reasons it did not intend to continue with the project and returned the property to GMC.

During 2000, exploration work continued at the Company's Atocha silver project in Bolivia, Towerbeck gold prospect in China and the Productora, Escalones and Vizcachitas copper properties in Chile.

At Atocha, underground tunnelling, drilling, surface mapping, and exploration produced encouraging results including high-grade silver mineralization, in the multi-kilo per tonne range in the Manto Cloruro sector of the project. In early 2000, the Company began test mining, initiated metallurgical and mineralogical studies, and submitted an environmental baseline study to the Bolivian government. The Company exercised its option to purchase one of the two properties held under option and now holds the title to 100% ownership in the area where it carried out test mining with no overriding royalty.

Metallurgical work continued at the Vizcachitas porphyry copper property and initial metallurgical test work on the viability of low cost bacterial leaching of both copper concentrates, and run-of-mine, low-grade copper ores was carried out with results that were significantly better than the 30% over five years used in the pre-feasibility study completed in 1998.

In November 2000, the Company completed a private placement with Ranger Minerals Ltd. ("Ranger") and in February 2001 completed, with the approval of its shareholders, a second private placement with Ranger. Following these private placements, Ranger held 19.5 million shares of the Company, representing approximately 51.6% of the issued and outstanding shares. Gross proceeds from these transactions amount to $5.5 million and were used to continue drill testing of certain projects in Chile and for general corporate purposes. In connection with the second private placement, shareholders consented to the redemption of their rights issued under the Company's shareholder rights plan previously established in 1998.

During 2001, the Company reduced or terminated its interest in various properties for a variety of reasons. Exploration work continued at Escalones, Productora, Vizcachitas, Atocha and Towerbeck. Exploration results at Escalones were encouraging; however, the Company was unable to conclude a joint venture arrangement and thus did not renew its lease and relinquished its rights to the property. At Productora, exploration results were disappointing and the Company did not renew its leases on the property. At Vizcachitas, the Company reduced its land position in order to focus on the project's core area that contains many of the drill holes containing the higher-grade mineralization. At Towerbeck in China, based on results of a drill program, the Company terminated its interest.

Also in 2001, the Company acquired lease/options on three properties located in eastern Bolivia containing evidence of tantalum and mica mineralization, carried out an extensive sampling program and set up a washing plant which processed a number of 50 to 100 tonne samples. The results were positive with grades of 35-45% tantalum oxide being achieved.

Also in 2001, in an effort to reduce ongoing costs, all of the Company's employees in North and South America were laid off and management compensation was reduced. In addition, certain executive officers resigned.

In late 2001, the Company announced that it would focus on the commercial possibilities of developing the tantalite and mica properties in Bolivia and consider North American oil and gas opportunities. The Company also announced that it would continue to pursue selling or joint venturing its Vizcachitas copper project in Chile, its Atocha silver project in Bolivia and its Towerbeck gold project in China. The Towerbeck property was subsequently dropped in February 2002.

During 2001, the Company sold 791,934 shares of Trend Mining Company for net proceeds of approximately $0.4 million. At December 31, 2001 the Company held 616,961 shares of Trend Mining Company. These remaining shares were sold in February 2002 for net proceeds of approximately $196,542. These shares were obtained from Trend Mining as part of the lease/sale agreement on the Lake Owen property in Wyoming, which the Company subsequently sold to Trend Mining.

During 2002, the Company continued exploration on the Rio Blanco portion of its tantalum properties, where it located anomalous gold and tantalum. In early 2003, due to the persistent weak price of tantalum the Company withdrew from all its tantalum properties to focus on the Atocha silver project.

At Atocha, the Company completed a program of regional channel sampling of Atocha sandstone, the host to the mineralization. Results were positive and indicated the presence of anomalous silver at a number of locations within approximately 10 km of strike length.

In March 2002, the Company signed its first oil and gas agreement in the Denver Basin in Nebraska. Seismic and other information was obtained over an area of approximately 288 square miles and leases over 1,288 acres. During 2002, two drill targets were upgraded through the completion of a soil gas survey which confirmed the anomalous nature of the two drill targets.

In September 2002, the Company completed a private placement of 3,000,000 common shares for gross proceeds of $300,000. The shares were purchased by Ranger and by Ralph Fitch, the President of GMC.

Also in September 2002, a letter of intent was signed with Dr. Wendell Dunn regarding the development of commercial high temperature chlorination techniques for the recovery of selected base and precious metals.

In November 2002, the Company signed an agreement with Sterling Exploration for the lease of two properties, the Gold Coin epithermal gold property and the Dragoon porphyry copper prospect, both located in southeastern Arizona. Reconnaissance exploration of both properties produced encouraging results.

In January 2003, the Company issued a convertible debenture to Ranger in the principal amount of US$150,000 which was subsequently drawn in full by the Company and used for further exploration work, project development and general corporate purposes. In the first quarter of 2003, the debenture was converted in full into 2,435,768 common shares of the Company.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation ("Quest") and issued a promissory note in the principal amount of US$300,000. Proceeds are to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004, bears interest at 1% compounded and payable monthly (effective annual rate of 12.68%), and is convertible into common shares of the Company at the option of Quest at a conversion price of $0.20 per share (2,164,350 common shares). The Company also issued to Quest a warrant to purchase 1,000,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $0.15 per share.

Each of the Company's major properties and investments are discussed in more detail under the heading "Item 4: Narrative Description of the Business – Properties".

## ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

The Company presently holds interests in the Atocha silver project in Bolivia, the Vizcachitas copper prospect in Chile and the Dragoon and Gold Coin properties in the USA. These properties are at varying stages of exploration. At Vizcachitas an independent pre-feasibility study has been completed, whereas at Atocha advanced stage exploration has been carried out by the Company, including drilling, underground tunnelling, and test mining, on a small portion of the property position whilst only reconnaissance exploration has been carried out on the remainder of the property. At Dragoon and Gold Coin a limited amount of reconnaissance geology, geochemistry and geophysics has been completed. The tantalum and industrial minerals interests in Bolivia were dropped in early 2003.

In addition, the Company holds 1,288 acres of oil and gas leases in the Denver Basin in Nebraska and interpretive geophysical data covering 288 square miles.

***PROPERTIES***

***Atocha (Bolivia)***

The Atocha silver prospect is located in the Arque Province in west-central Bolivia, approximately 100 kilometres south-southwest of the town of Cochabamba. The total property position controlled by the Company consists of 7,250 hectares, 6,400 of which were staked by the Company and are owned 100% by the Company, and 850 of which are under option. Silver was mined historically from two principal areas, Condor and Carmen/Santa Isabel, within a zone of intense silicification measuring approximately two kilometres by 300 metres. Two types of silver mineralization occur: veins which host silver and associated copper mineralization and sediment-hosted, disseminated mineralization, or mantos within sandstone.

The Company's total land package extends approximately 18 kilometres along the strike extension of the silver-hosting strata. The Company is aware of third party claims underlying approximately 2% of the property that, if valid, may have priority over the Company's interests in those portions of the property. The Company has rehabilitated and sampled the historic underground workings at Condor and Carmen/Santa Isabel. A new tunnelling program, coincident with geological mapping and geochemical sampling, both on surface, and underground, was initiated in 1998. During 1999, a much more extensive program of underground excavations was initiated in the Carmen area, approximately 1.4 kilometres south of the initial Condor workings.

The Company, through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A. ("CMGMB"), entered into two option agreements dated August 13, 1998. The first option agreement (the "Amigos Option") relates to 48 cuadriculas covering 1,200 hectares and was exercised by the Company on January 18, 2000 upon payment to the owner of US$221,400. The second option agreement (the "Los Mangales II Option") signed on May 19, 1998, relates to 34 cuadriculas covering 850 hectares. Pursuant to the Los Mangales II Option, the Company has the right to purchase the claims upon payment to the owner of US$202,000 prior to June 19, 2004, of which US$110,000 has been paid to date. Additional payments, pursuant to the Los Mangales II Option, are due as follows: US$6,000 in June 2003, US$6,000 in September 2003, US$6,000 in December 2003, US$6,000 in March 2004 and US$68,000 in June 2004. The schedule shown above was renegotiated three times during 2002. The final schedule of payments is shown above. The Company can, at any time prior to June 2004, acquire title to the property subject to the Los Mangales II Option by paying the remaining amounts owing. If the Company decides not to proceed with the option at any time during the term of the Los Mangales II Option, its obligations to make the payments outlined above cease. However, the owner is entitled to retain any payments already made. So long as the Los Mangales II Option is outstanding, the Company is required to pay all amounts required to protect and maintain the property. A 1.5% NSR royalty is payable on Los Mangales II which can be purchased for US202,000.

The properties are located at 3800-4000 metres elevation in rugged terrain and are accessed by poor quality gravel roads from Oruro or by bitumen and gravel roads from Cochabamba. The climate includes a rainy season between December and March.

A Technical Report dated July 31, 2002 in respect of the Atocha prospect prepared by David G. Wahl, P. Eng, P. Geo. of Southampton Associates Inc. has been filed on SEDAR and can be found at www.SEDAR.com.

***History***

Silver mineralization at Atocha was discovered and mined during Spanish Colonial times. More modern exploitation likely dates to the early part of the 20th Century, but there is little evidence of any substantial exploration or exploitation within the past 50 years. The last known exploitation was during the 1960s, when the veins were exploited at a rate of one to two tonnes per month.

The silver-bearing vein mineralization was mined in the past by underground methods. It appears that only the highest-grade mineralization was targeted, and in the absence of significant dumps outside of the known workings, the vein and sediment-hosted mineralization was most likely taken in its entirety to a nearby smelter facility.

During 1998, the Company began systematic exploration of the Atocha project, including geological mapping, limited self potential geophysical surveys, construction of new exploration tunnels, underground and surface channel sampling, surveying, and limited metallurgical testing. Two tunnels, called PM-3 and PM-7, were excavated in the Condor area of the prospect, where high-grade mineralization had been detected in substantial, historic underground workings. A total of 380 metres of exploration tunnelling was completed in the two tunnels during this period. The pace of work increased dramatically during 1999, as high-grade silver ore discovered during 1998 became the target of a new phase of underground development and diamond drilling.

From 1999 to mid-2000, exploration activities focused on identifying the continuity of the sandstone-hosted Manto Cloruro ore zone, both horizontally by tunneling, and vertically by underground diamond drilling and the excavation of sub-levels at successively higher elevations in the area of the property formerly known as Carmen. The principal objective was to identify the continuity of the grade of the silver ore within the manto. A total of 566 metres of underground excavations were developed in the southernmost sector of mineralization identified in the Atocha area, including the main A-10 adit at the 3,280-metre elevation level. Concurrently, surface exploration, including mapping and channel sampling, showed that the silver mineralization is much more extensive than originally thought, with surface mineralization now identified over a strike length of approximately 10 kilometres within the sandstone host unit.

During 2002, reconnaissance channel sampling was carried out along the strike length of the Atocha sandstone held by the Company. The results of this work indicated the presence of anomalous silver in channel samples within a 10 km long area. In early 2003, the Company negotiated a six month lease agreement with a local mining engineer to allow him to extract a few hundred tonnes of ore from the A-10 tunnel. The lease requires the lessee to pay 10% of sales to the Company. To date no payments have been made. The purpose of this lease is twofold, firstly to provide employment for locals who have historically worked for us in the area and who we wish to employ in the future, and secondly to provide a small cash flow.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the specified public laboratory or in-house laboratory. Results are checked by reanalysis and or analysis of samples with known composition. When results are received they are checked for their geological reasonableness and the field locations are cross referenced with assay sheet sample numbers to check accuracy.

### *Geology and Mineralization*

Two distinct styles of mineralization occur in the Atocha region: vein-hosted, tin-zinc-silver mineralization as historically mined at the nearby Berenguela and Cerro Grande vein deposits, and the Atocha vein-hosted and disseminated silver mineralization. Although the two styles of mineralization may be genetically related, the latter forming a distal facies of the intrusive-related tin-bearing veins, the Atocha silver mineralization forms over 1.5 kilometres from the tin veins and no direct genetic relationship is presently understood. The Atocha silver mineralization contains only trace amounts of tin.

Silver mineralization at Atocha occurs in two forms: structurally controlled, fault and fracture-related sulphide mineralization hosted by sandstones and as sandstone-hosted, disseminated, manto-style mineralization. Both silver sulphide and silver chloride minerals are present. Near the principal Carmen workings, various adits were historically developed on near-surface silver chloride (cerrargyrite) mineral-bearing veins and disseminations, most likely supergene style mineralization related to the weathering and oxidation of the original sulphide and sulphosalt silver-bearing structures. The mineral polybasite has been identified by microscopy and microprobe analyses carried out by the Company, and the mineral argentite is documented in earlier studies.

The two principal areas of historic workings, called Condor and Carmen, are separated by a distance of 1.4 kilometres north-south. Both mineralized localities are enclosed by a zone of intense silicification measuring approximately 2 kilometres north-south by approximately 300 metres east-west. The silicification is centred about a high-angle, crosscutting left lateral normal fault, which cuts and offsets the sedimentary sequence. Peripheral to this crosscutting fault, areas of hydrothermal brecciation are locally observed. The trace of the left lateral fault, roughly sinusoidal in plan, is such that zones of extension would have resulted from strike-slip movement.

Ongoing mapping is demonstrating that the Atocha sandstone contains anomalous mineralization at surface for an overall strike length of approximately 15 kilometres in the north-south direction, and is open to the north and to the south. Historic workings have been discovered approximately 3 kilometres south of Carmen, while highly anomalous geochemical values of silver have been identified for a distance of approximately 7 kilometres north of Condor, and a similar distance south of Carmen. All of the mineralization occurs within the Atocha sandstone and the Condor Iquina sandstone, demonstrating a marked lithological control.

### *Stratigraphy*

The Mesozoic shales and sandstones, which host Atocha, are part of a 500 metre thick, westerly-dipping thrust wedge lodged between Devonian and Silurian shales of the Vila Vila and Catavi Fm. to the east and the Ordovician slates of the Amutava Fm. to the west. The Mesozoic thrust-bound block can be divided into an upper, 260 metre thick section of dominantly red, fine-grained sandstones and shales of the Cretaceous Chaunaco Fm., which represents the early stages of a marine transgression and which includes the Atocha sandstone, capped by a 30 metre thick oolitic limestone bed of the Cretaceous El Molino Fm. The 250-metre thick, Cretaceous Ravelo Fm. consists of buff-colored, well-sorted, aeolian, quartz sandstone which hosts a 20 metre thick basalt flow 57 metres below the upper sandstone contact and whose upper part includes the Condor Iquina sandstone that may include evidence of the start of marine transgression. The flow is vesicular and has a remarkable strike extent of at least 40 kilometres. The aeolian sandstone on both sides of the basalt is identical in its cross-bedding and ubiquitous content of disseminated, fine-grained pyrite. Although pyrite is widespread, certain beds are more heavily pyritized. Pyrite may occur as uniform disseminations or as clots or framboids up to one centimetre in diametre. This pyrite and associated mineralization may be related to exhalative activity associated with rift development as indicated by the presence of the basalt.

### *Condor Area*

Two exploration tunnels were initiated by the Company in the Condor sector. The first tunnel, PM-3, was oriented N80E and directed towards the Condor mineralization. Its primary objective was to intersect the disseminated mineralization approximately 50 metres down-dip from the historic Condor workings. A second objective of the tunnel was to intersect, below the Condor openings, the structural feeders within which high-grade silver mineralization is channelled. By March 30, 1999, the tunnel had progressed to the vicinity of the target area, a total of 175 metres from its collar. A second tunnel, PM-7, was collared 257 metres southeast of PM-3, in the vicinity of anomalous silver values obtained from surface sampling. This tunnel is oriented subparallel to PM-3. The principal objective of PM-7 was to intersect mineralized structures noted in the surface mapping and to determine if other porous sandstone units host disseminated style mineralization.

Silver mineralization was intersected in the E-W-trending PM-3 tunnel, which was excavated to intersect the potential depth extension of the historically mined mineralization in the Condor tunnel. Sampling of manto-style mineralization in the historic Condor workings by the Company had earlier produced assays of up to 26 ounces per tonne ("opt") silver over 1.8 metres, providing the impetus for the construction of the tunnel. A 1.92 metre long vertical channel sample on an advancing face in the new PM-3 tunnel intersected silver mineralization grading 3,533 grams per tonne ("gpt") or 113.6 opt, at a distance of 167.7 metres from the adit collar, 39 metres vertically below the historic Condor workings.

### *A-10 (Carmen) Area*

Initial work at the Carmen area focused on the existing, historic Vizcarra adit, believed to have been primarily developed for the silver chloride mineral cerargyrite (or chlor-argerite).

The Santa Isabel cross-cutting vein was originally sampled during early 1999, and produced some very high-grade results consisting of mixed silver, copper, lead and zinc sulphides. The latter mineralization, exposed in a short, existing decline, assayed up to 6,619 grams of silver.

Concurrent with exploration on the Santa Isabel vein discussed above, the Company discovered a number of small access tunnels at the south end of the Carmen (A-10 area) workings discussed above. The A-7 adit (52 metres south of Carmen) and the A-9 adit (80 metres to the south of Carmen) were the site of historic workings where sandstone-hosted, stratabound disseminated silver chloride mineralization was mined. Chip samples, collected from the sandstones in the A-7 and A-9 adits during the first quarter of 1999, returned assays of several hundred parts per million ("ppm") of silver.

A second phase of exploration at Atocha, focusing on the Carmen area, was initiated in May 1999, when the results of the earlier-exposed, high-grade silver mineralization in new crosscuts and old stopes within the Manto Cloruro in the Carmen South area of the project were returned and interpreted. In particular, the renewed efforts were directed towards exposing the sandstone-hosted, manto-style mineralization located in historic workings in the area. The Manto, known by its historic name as the Manto Cloruro, was exposed within an area of 130 metres horizontally by 70 metres vertically, and was found to have a true thickness ranging from 0.8 metres to 3.1 metres and a dip of 60 degrees to the west. Surface exposures of the manto were also located a further 70 metres south of the southern most limits of the mine workings during detailed surface geological mapping.

A new exploration tunnel, named the A-10 adit, was collared to intersect the manto mineralization approximately 70 metres vertically beneath the lowermost historic workings discovered earlier. At a distance of approximately 140 metres from the adit entrance, high-grade silver mineralization was found in the down-dip extension to the A-10 level of the known manto mineralization. This intersection provided a value of 3,411.8 gpt silver (109.7 opt) over a true width of 3.0 metres.

Beginning in December 1999, test mining of the ore in the Carmen adit was carried out to test mining methods and to provide a bulk sample for metallurgical testing purposes. Activities were focused on three fronts: underground exploration within the Manto Cloruro including tunneling, raising, and underground diamond drilling with two diamond drills; mining, milling, and smelting of ore from the A-10 underground exploration and associated production adits, raises and sub-levels; and regional exploration for additional ore bodies along the approximately 30 kilometre trend of the mineralized host rocks controlled by GMC at the time.

Test mining of the silver mineralization discovered in the Carmen area involved the excavation of 3,180 tonnes of ore, which was processed in a custom mill near the city of Oruro. Of the total ore mined, the first batch consisted of 1,879 tonnes grading 627 gpt, while the second batch of 1,301 tonnes graded 935 grams, thus the total mined was 3,180 tonnes averaging 753 gpt silver. Most of the resulting concentrate was sold to local buyers, although a small amount was refined to high quality silver.

The purposes of this test mining work were to (1) confirm the mining method, (2) confirm the competency of the hanging wall, (3) confirm the metallurgical characteristics of the ore, (4) confirm the recoverability of the metal in a production scale mill, and (5) confirm the marketability of the end products, that were in the form of silver concentrates and silver dore. The information gathered from this test mining and processing work greatly reduced the technical risks for contemplated future mining and has provided the Company with important data that has been used in an in-house generated scoping study and will be used in future feasibility studies.

A total of 64 diamond drill holes were completed on the property, the majority of which were short 10 metre holes drilled with a light air powered drill to help define the margins of mineralization in stopes and on sub levels. All but 10 of these holes were analyzed in our on site laboratory the results from which are only qualitative and have not been reported and have not been used in any resource estimation. A total of 10 underground diamond drill holes have been completed and assayed at the independent laboratory of Bondar Clegg in Oruro, Bolivia. Only the results from these holes have been used to estimate grade or tonnes. The manto has been identified in all but one of the 10 drill holes, suggesting continuity of the mineralized horizon. The grade of the manto intersected in the drill holes varies from a few hundred grams to 0.95 kilograms per tonne over widths of between 0.8 to 2.1 metres.

The following table illustrates check assay procedures where 65 samples of Atocha drill core were submitted to two different laboratories, Bondar Clegg in Oruro, Bolivia and ACME in Santiago, Chile. The correlation coefficient between the two data sets is 0.996 showing good agreement.

| Drill Hole | Sample No | Ag ACME gt | Ag B.Clegg gt |
|---|---|---|---|
| AT-3 | 60143 | 21 | 19.5 |
| AT-3 | 60144 | 201.2 | 146.4 |
| AT-3 | 60145 | 4 | 10.7 |
| AT-3 | 60146 | 19 | 9.3 |
| AT-4 | 60197 | 85 | 74.4 |
| AT-4 | 60218 | 10 | 12 |
| AT-4 | 60219 | 448.7 | 470.8 |
| AT-4 | 60220 | 80.6 | 87 |
| AT-4 | 60221 | 40 | 28.6 |
| AT-4 | 60223 | 48.4 | 67 |
| AT-4 | 60227 | 71 | 68.2 |

| Drill Hole | Sample No | Ag ACME gt | Ag B.Clegg gt |
|---|---|---|---|
| AT-4 | 60228 | 25 | 23.3 |
| AT-4 | 60229 | 642 | 668 |
| AT-4 | 60230 | 538.8 | 549.5 |
| AT-4 | 60231 | 219.4 | 226.1 |
| AT-4 | 60232 | 342 | 337.2 |
| AT-5 | 60280 | 23.3 | 5.4 |
| AT-5 | 60281 | 253.8 | 263.3 |
| AT-5 | 60282 | 32.6 | 10.2 |
| AT-5 | 60283 | 33.2 | 23.5 |
| AT-5 | 60284 | 90.2 | 86.6 |
| AT-6 | 60348 | 68 | 33.6 |
| AT-6 | 60349 | 94 | 78.2 |
| AT-6 | 60350 | 389.8 | 414.1 |
| AT-6 | 60351 | 467 | 512.7 |
| AT-6 | 60352 | 176.6 | 157.2 |
| AT-6 | 60353 | 165.3 | 156 |
| AT-6 | 60354 | 9.7 | 11.7 |
| AT-7 | 60405 | 1556.1 | 1476.5 |
| AT-7 | 60406 | 225.9 | 224.2 |
| AT-7 | 60407 | 1051.6 | 986.5 |
| AT-7 | 60408 | 13 | 13.6 |
| AT-7 | 60409 | 9 | 9.5 |
| AT-8 | 60453 | 71 | 67.5 |
| AT-8 | 60454 | 218.1 | 217.7 |
| AT-8 | 60455 | 375.6 | 393.3 |
| AT-8 | 60456 | 263 | 265.6 |
| AT-8 | 60457 | 87 | 79.4 |
| AT-8 | 60458 | 41 | 39.2 |
| AT-9 | 60501 | 7 | 7.9 |
| AT-9 | 60502 | 121.4 | 127.7 |
| AT-9 | 60503 | 547.6 | 560.5 |
| AT-9 | 60504 | 58 | 54.7 |
| AT-9 | 60505 | 68 | 65.3 |
| AT-9 | 60506 | 416.4 | 437.6 |
| AT-9 | 60507 | 1417.6 | 1474.1 |
| AT-9 | 60508 | 5 | 5.3 |
| AT-9 | 60509 | 13 | 12 |
| AT-10 | 60544 | 1 | 1.6 |
| AT-10 | 60545 | 1 | 1.9 |
| AT-10 | 60546 | 86 | 84.9 |
| AT-10 | 60547 | 5 | 3.4 |
| AT-10 | 60548 | 4 | 4.3 |
| AT-10 | 60549 | 7 | 8.1 |
| AT-10 | 60550 | 216.5 | 145.8 |
| AT-10 | 60551 | 270.6 | 284.8 |
| AT-10 | 60552 | 351.4 | 345.5 |

| Drill Hole | Sample No | Ag ACME gt | Ag B.Clegg gt |
|---|---|---|---|
| AT-10 | 60553 | 10.5 | 138.7 |
| AT-10 | 60554 | 5 | 6.2 |
| AT-10 | 60555 | 5 | 5.4 |
| AT-10 | 60556 | 31 | 30.9 |
| AT-10 | 60557 | 113 | 107.2 |
| AT-10 | 60558 | 327.9 | 336.5 |
| AT-10 | 60559 | 41.7 | 46.6 |
| AT-10 | 60560 | 1 | 2.5 |

The Company has estimated a resource based on exploration and development work completed through mid April 2000 on the Manto Cloruro. Additionally, the Company has estimated the indicated and inferred resource for the known mineralization at Manto Cloruro. Other resources are inferred at PM-3, the Santa Isabel Vein, and at Minas Las Cabras. The Manto Cloruro resource as estimated is open to the north, south, down dip, and up dip. The resource was estimated from 37 underground channel samples and 9 diamond drill holes intersections. Statistical and geostatistical analyses of the data were completed in both normal and lognormal space. Thickness and grade were then estimated from the composite data in natural log space. An ordinary Kriging algorithm was used, with a maximum of 12 samples and a minimum of 1 sample. The maximum search distance of 45 metres was used in conjunction with the parameters established from the geostatistical analysis. The resource was diluted to a mining width of 1.5 metres, or in areas estimated to be thicker than 0.75 metres, 0.75 metres of dilution was added. Dilution was added at a grade of 88 gpt as established by evaluation of assay data on the hanging and foot walls of the composite intercepts. The estimated tonnage and grade were then reported from the model at cutoffs of 150 grams to 1,300 gpt in 100 gram increments. The following Table shows the indicated resource by cutoff.

Atocha Project Manto Cloruro
Indicated Resource at Various Cut Offs and Diluted to a Mining Width of 1.5 metres
Grade in gpt Silver

| Cut Off | Undiluted tonnes | Diluted tonnes | Undiluted Grade | Diluted Grade |
|---|---|---|---|---|
| 150 | 84,152 | 112,128 | 735 | 573 |
| 300 | 79,628 | 105,808 | 757 | 591 |
| 400 | 66,987 | 88,632 | 815 | 637 |
| 500 | 55,128 | 72,714 | 867 | 678 |
| 600 | 34,880 | 45,750 | 962 | 754 |
| 700 | 16,929 | 22,035 | 1,113 | 876 |
| 800 | 10,782 | 13,903 | 1,207 | 956 |
| 900 | 4,141 | 5,276 | 1,421 | 1,135 |
| 1000 | 1,735 | 2,209 | 1,770 | 1,410 |
| 1100 | 1,404 | 1,783 | 1,886 | 1,505 |
| 1200 | 1,096 | 1,381 | 1,983 | 1,594 |
| 1300 | 752 | 942 | 2,168 | 1,750 |

An additional Inferred Resource has been estimated within the Manto Cloruro in the Carmen Area:

91,052 diluted tonnes at a grade of 486 gpt silver (using a 300 gpt cut off)

The following table presents the results of significant assays returned from channel samples of the mineralized manto exposed underground and intersected in diamond drilling within the 200 by 50m block

described above. If more than one sample comprised the intercept, the samples were averaged and the width reduced to the observable true width of the manto. In the case of the drill holes intersections one-metre assays have been averaged and the whole reduced to a true width based on the known dip and strike of the manto.

| Intersection No. | Manto Intersection Type | Easting | Northing | Elevation (metres) | Silver (gpt) | True Width (metres) |
|---|---|---|---|---|---|---|
| 1 | combined channel samples | 778,123.9 | 8,020,133.7 | 3,294.1 | 1,302.0 | 1.4 |
| 2 | combined channel samples | 778,123.1 | 8,020,139.4 | 3,293.9 | 593.7 | 1.0 |
| 3 | combined channel samples | 778,122.7 | 8,020,141.3 | 3,294.3 | 807.3 | 1.0 |
| 4 | combined channel samples | 778,121.5 | 8,020,143.3 | 3,293.3 | 614.5 | 1.2 |
| 5 | combined channel samples | 778,121.8 | 8,020,145.2 | 3,294.3 | 336.5 | 1.0 |
| 6 | combined channel samples | 778,122.0 | 8,020,147.3 | 3,293.8 | 645.8 | 1.0 |
| 7 | combined channel samples | 778,122.0 | 8,020,135.0 | 3,287.3 | 2,367.9 | 2.0 |
| 8 | combined channel samples | 778,123.9 | 8,020,125.4 | 3,287.5 | 668.0 | 1.8 |
| 9 | combined channel samples | 778,121.1 | 8,020,131.1 | 3,286.9 | 3,556.4 | 1.2 |
| 10 | combined channel samples | 778,121.1 | 8,020,133.0 | 3,287.3 | 1,372.4 | 1.0 |
| 11 | combined channel samples | 778,115.8 | 8,020,165.4 | 3,286.7 | 52.2 | 1.6 |
| 12 | combined channel samples | 778,115.7 | 8,020,163.8 | 3,286.9 | 3.8 | 1.5 |
| 13 | combined channel samples | 778,115.2 | 8,020,162.0 | 3,287.0 | 262.9 | 1.3 |
| 14 | combined channel samples | 778,117.0 | 8,020,160.0 | 3,287.5 | 557.4 | 1.8 |
| 15 | combined channel samples | 778,118.0 | 8,020,156.0 | 3,287.5 | 918.1 | 1.6 |
| 16 | combined channel samples | 778,117.0 | 8,020,154.0 | 3,287.5 | 470.6 | 1.6 |
| 17 | combined channel samples | 778,129.1 | 8,020,094.0 | 3,279.8 | 1,158.1 | 1.0 |
| 18 | combined channel samples | 778,129.5 | 8,020,096.5 | 3,279.5 | 439.4 | 0.8 |
| 19 | combined channel samples | 778,127.8 | 8,020,099.1 | 3,280.4 | 671.7 | 1.2 |
| 20 | combined channel samples | 778,120.2 | 8,020,119.1 | 3,279.3 | 516.6 | 1.5 |
| 21 | combined | 778,120.5 | 8,020,121.3 | 3,279.4 | 565.1 | 0.8 |

| Intersection No. | Manto Intersection Type | Easting | Northing | Elevation (metres) | Silver (gpt) | True Width (metres) |
|---|---|---|---|---|---|---|
| | channel samples | | | | | |
| 22 | combined channel samples | 778,120.1 | 8,020,123.1 | 3,280.1 | 2,134.4 | 1.6 |
| 23 | combined channel samples | 778,119.4 | 8,020,125.0 | 3,280.0 | 629.7 | 1.8 |
| 24 | combined channel samples | 778,118.2 | 8,020,126.8 | 3,279.4 | 1,823.1 | 1.0 |
| 25 | combined channel samples | 778,118.0 | 8,020,130.9 | 3,280.5 | 630.8 | 1.0 |
| 26 | combined channel samples | 778,117.2 | 8,020,132.9 | 3,280.2 | 2,103.9 | 2.0 |
| 27 | combined channel samples | 778,117.2 | 8,020,138.8 | 3,279.3 | 1,631.0 | 1.6 |
| 28 | combined channel samples | 778,116.7 | 8,020,144.3 | 3,279.5 | 589.4 | 0.7 |
| 29 | combined channel samples | 778,115.4 | 8,020,154.2 | 3,279.7 | 448.6 | 0.4 |
| 30 | combined channel samples | 778,110.7 | 8,020,164.2 | 3,279.6 | 422.6 | 0.7 |
| 31 | combined channel samples | 778,117.2 | 8,020,136.0 | 3,279.3 | 3,645.2 | 1.8 |
| 32 | Diamond Drill Hole | 778,149.0 | 8,020,033.8 | 3,259.7 | 420.6 | 0.8 |
| 33 | Diamond Drill Hole | 778,118.2 | 8,020,167.1 | 3,296.5 | 146.4 | 0.7 |
| 34 | Diamond Drill Hole | 778,097.9 | 8,020,134.7 | 3,256.9 | 608.8 | 1.2 |
| 35 | Diamond Drill Hole | 778,132.8 | 8,020,102.7 | 3,293.2 | 777.1 | 1.0 |
| 36 | Diamond Drill Hole | 778,123.7 | 8,020,112.6 | 3,287.3 | 463.4 | 1.4 |
| 37 | Diamond Drill Hole | 778,128.7 | 8,020,108.1 | 3,285.4 | 895.7 | 1.8 |
| 38 | Diamond Drill Hole | 778,125.9 | 8,020,151.8 | 3,298.1 | 393.3 | 0.8 |
| 39 | Diamond Drill Hole | 778,127.4 | 8,020,138.3 | 3,298.5 | 955.9 | 2.1 |
| 40 | Diamond Drill Hole | 778,139.6 | 8,020,139.8 | 3,310.5 | 345.5 | 0.7 |
| 41 | combined channel samples | 778,109.4 | 8,020,171.0 | 3,278.6 | 644.7 | 2.6 |
| 42 | combined channel samples | 778,113.2 | 8,020,134.8 | 3,278.6 | 4,283.5 | 2.9 |
| 43 | combined channel samples | 778,113.2 | 8,020,132.8 | 3,278.6 | 3,270.9 | 2.9 |
| 44 | combined channel samples | 778,142.8 | 8,020,194.3 | 3,342.8 | 1,532.2 | 3.1 |
| 45 | combined | 778,140.8 | 8,020,193.3 | 3,338.8 | 784.6 | 1.3 |

| Intersection No. | Manto Intersection Type | Easting | Northing | Elevation (metres) | Silver (gpt) | True Width (metres) |
|---|---|---|---|---|---|---|
| | channel samples | | | | | |
| 46 | combined channel samples | 778,125.3 | 8,020,098.2 | 3,278.6 | 540.0 | 1.9 |
| 47 | combined channel samples | 778,152.5 | 8,020,080.4 | 3,317.2 | 335.4 | 1.5 |
| 48 | combined channel samples | 778,151.5 | 8,020,075.4 | 3,318.2 | 1,381.9 | 1.2 |
| 49 | combined channel samples | 778,150.5 | 8,020,070.4 | 3,319.2 | 225.7 | 1.3 |

A more complete description of the technical information on the property is available in the Technical Report on the Property filed at the same time as this AIF.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. All sample programs are under the supervision of a qualified person and are carried out under the direct control of an experienced geologist. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the specified public laboratory or in-house laboratory. Results are checked by reanalysis and or analysis of samples with known composition. When results are received they are checked and verified for their geological reasonableness and the field locations are cross referenced with assay sheet sample numbers to check accuracy. The qualified persons supervising this project were Dr. L.A. Dick who was VP Exploration at the time and presently is a Director of the Company and R.G. Fitch, President of the Company.

Since the cessation of underground tunneling at Atocha, exploration has focused on detailed surface mapping and geochemical channel sampling along the strike extension of the Atocha sandstone. This is being done to identify additional areas of near-surface mineralization and to determine the overall strike potential. Silver mineralization has now been identified at surface at many localities over a 15 kilometre strike length within the hosting Atocha and Condor Iquina sandstone units, with the widest intervals of anomalous surface mineralization ranging between 6 and 12 metres.

***Expenditures***

Exploration costs at Atocha totaled $ 69,051 in 2002, $173,432 in 2001 and $3,745,140 in 2000.

The Company is presently seeking a joint venture partner to move this project forward.

***Vizcachitas (Chile)***

The Vizcachitas property is a porphyry copper-molybdenum property comprised of one exploitation concession of 70 hectares, the San Jose Claim, owned by a company in which the Company has a 51% interest. This claim covers the core of the porphyry copper system. The Company also holds additional exploration concessions controlled 100% by the Company through Vizcachitas Ltd. and Compania Minera Vizcachitas Holding that surround and are peripheral to the porphyry copper system. The collective group of concessions covers approximately 4,400 hectares. The Company entered into a joint venture agreement with Westmin Resource Ltd. ("Westmin") during 1997, which was subsequently terminated by Boliden in 1998. Boliden acquired Westmin during the period of the joint venture. During the period of the joint venture the Company held rights to the entire porphyry copper system.

The property is located approximately 125 kilometres north-northeast of Santiago in central Chile. The property is readily accessible from Santiago by highway and an all-weather road. The property is regionally situated in steep Andean topography; however, the area of interest on the property occurs in the Rio Rocin river valley at elevations of 1,900 to 3,000 metres. The area is dry, with minor snow cover in the higher elevations between July and October, and warm and dry the rest of the year. The property is amenable to year-round exploration.

In 1997, the Company purchased 51% of the outstanding shares of Sociedad Legal Minera San Jose Una of Lo Vicuna, El Tartaro Piguchen of Putaendo ("SLM"), the owner of one exploitation concession that covers a total of 70 hectares. In 2001, the Company terminated two agreements, which it had entered into in 1995, that gave the Company the right to explore or purchase certain lands. The Company now holds the rights to the central core of the porphyry system and some surrounding lands.

***History***

The Vizcachitas prospect, of which the Company presently holds the rights to the 70 hectare core area, occurs within a large area of hydrothermal alteration. In 1993, Placer Dome optioned the prospect and carried out the first modern reconnaissance exploration of the property, which consisted of geological mapping, geochemical sampling and diamond drilling of six holes, totalling 1,953 metres. The property was then returned to the owner in the same year.

The Company acquired its interest in the entire prospect in 1995. Since acquisition, exploration carried out by the Company includes: geologic mapping; surface geochemical sampling; bulldozer trenching to expose bedrock; 33 line kilometres of self potential geophysical surveying; diamond drilling of 18,300 metres in 67 holes of which 35 holes are located in the area presently held by the Company; logging and geochemical analyses of the drill core; radiometric age dating of intrusive rocks associated with the deposit; a fluid inclusion study; preliminary metallurgical classification and bench scale testing and ongoing, more detailed flotation and leach testing; mineralogical classification of ore types; hydrological and environmental data gathering for baseline studies; geotechnical drill core logging; and geostatistical resource estimates. The 35 holes within the core area and surrounding portions of the porphyry system presently held by the Company included the following mineralized intervals:

Vizcachitas Drill Holes Located within GMC Property

| **Diamond Drill Hole** | **Starting Depth** | **Ending Depth** | **Thickness** | **Copper %** | **Molybdenum %** |
|---|---|---|---|---|---|
| | metres | metres | metres | | |
| VP3 | 57.9 | 188 | 130.1 | 0.49 | 0.01 |
| which includes: | 70 | 172 | 102 | 0.51 | 0.01 |
| VP4 | 112 | 188 | 76 | 0.63 | 0.01 |
| which includes: | 118 | 148 | 30 | 0.93 | 0.04 |
| VP5 | 52 | 300 | 248 | 0.44 | 0.01 |
| which includes: | 74 | 228 | 154 | 0.49 | 0.01 |
| which includes: | 98 | 130 | 32 | 0.6 | 0.01 |

| Diamond Drill Hole | Starting Depth | Ending Depth | Thickness | Copper % | Molybdenum % |
|---|---|---|---|---|---|
| | metres | metres | metres | | |
| VP6* | 42 | 106 | 64 | 0.55 | 0.016 |
| | 106 | 198 | 92 | 0.42 | 0.01 |
| | 199 | 497 | 298 | 0.21 | 0.01 |
| V2 | 65.2 | 106.8 | 41.7 | 0.83 | 0.01 |
| which includes: | 71.2 | 79.4 | 8.1 | 0.97 | 0.01 |
| and: | 101.7 | 106.8 | 5.1 | 0.92 | 0.01 |
| V4 | 6.2 | 368.1 | 362 | 0.66 | 0.018 |
| which includes: | 6.2 | 187.1 | 181 | 0.7 | 0.012 |
| which includes: | 17.4 | 37.7 | 20.3 | 0.94 | 0.01 |
| | 187.1 | 264.4 | 77.3 | 0.61 | 0.012 |
| | 264.4 | 368.1 | 103.7 | 0.64 | 0.033 |
| which includes: | 274.6 | 335.6 | 61 | 0.7 | 0.036 |
| which includes: | 324.4 | 335.6 | 11.2 | 0.86 | 0.061 |
| | 368.1 | 407.8 | 39.6 | 0.12 | 0.005 |
| V5 | 6.2 | 49.9 | 43.7 | 1.06 | 0.01 |
| V6 | 10.6 | 74.3 | 63.7 | 0.1 | 0.02 |
| | 74.3 | 133.3 | 59 | 1.14 | 0.01 |
| | 133.3 | 209.5 | 76.2 | 0.41 | 0.01 |
| | 209.5 | 222.7 | 13.2 | 0.59 | 0.007 |
| | 222.7 | 428.7 | 206 | 0.3 | 0.01 |
| | 428.7 | 462.7 | 34 | 0.03 | 0.001 |
| | 462.7 | 584.7 | 122 | 0.37 | 0.01 |
| V7 | 3.1 | 85.5 | 82.4 | 0.21 | 0.01 |
| | 85.5 | 177 | 91.5 | 0.54 | 0.01 |
| which includes: | 116 | 145.5 | 29.5 | 0.65 | 0.01 |
| | 177 | 254.2 | 77.2 | 0.27 | 0.01 |
| | 254.2 | 434.2 | 180 | 0.53 | 0.02 |
| which includes: | 376.2 | 434.2 | 58 | 0.64 | 0.01 |
| | 438.2 | 531.8 | 93.6 | 0.08 | 0.003 |
| V8 | 29.6 | 85.5 | 55.9 | 0.022 | 0.01 |
| | 85.5 | 155.6 | 70.1 | 0.081 | 0.01 |

| Diamond Drill Hole | Starting Depth | Ending Depth | Thickness | Copper % | Molybdenum % |
|---|---|---|---|---|---|
| | metres | metres | metres | | |
| which includes: | 121.1 | 155.6 | 34.5 | 0.109 | 0.01 |
| | 155.6 | 479.9 | 324.3 | 0.021 | 0 |
| | 479.9 | 514.5 | 34.6 | 0.082 | 0.03 |
| | 514.5 | 534.8 | 20.3 | 0.022 | 0.01 |
| V11* | 3.05 | 257.28 | 254.23 | 0.101 | 0.002 |
| | 257.28 | 264.43 | 7.15 | 0.594 | 0.006 |
| | 264.43 | 435.23 | 170.8 | 0.217 | 0.005 |
| | 435.23 | 449.43 | 14.2 | 0.305 | 0.015 |
| | 449.43 | 452.62 | 3.19 | 0.118 | 0.015 |
| V13 | 20.4 | 203.4 | 183 | 0.51 | 0.006 |
| which includes: | 95.6 | 130.2 | 34.6 | 0.62 | 0.007 |
| V14 aborted | | | | | |
| V15 | 9.5 | 54.4 | 44.9 | 0.089 | 0.012 |
| which includes: | 54.4 | 200.8 | 146.4 | 0.61 | 0.007 |
| which includes: | 87.9 | 111.3 | 23.4 | 1.01 | 0.006 |
| which includes: | 200.8 | 287.2 | 86.4 | 0.34 | 0.007 |
| which includes: | 287.2 | 292.8 | 5.6 | 0.7 | 0.002 |
| V16 | 96.68 | 148.53 | 51.85 | 0.94 | 0.009 |
| including: | 130.23 | 142.43 | 12.2 | 1.31 | 0.01 |
| V17 | 73.28 | 114.98 | 41.7 | 0.51 | 0.002 |
| including: | 85.48 | 93.63 | 8.15 | 0.83 | 0.002 |
| V18 | 48.74 | 114.98 | 66.24 | 1.1 | 0.013 |
| including: | 48.74 | 88.53 | 39.79 | 1.43 | 0.009 |
| which includes: | 51.93 | 60.08 | 8.15 | 2.01 | 0.008 |
| V19 aborted | | | | | |
| V20 | 11.28 | 111.93 | 100.65 | 0.72 | 0.007 |
| which includes: | 11.28 | 45.83 | 34.55 | 0.89 | 0.01 |
| V21 | 1.5 | 112.9 | 111.4 | 0.05 | 0.002 |
| | 112.9 | 118.8 | 5.9 | 0.76 | 0.002 |
| | 118.8 | 128.5 | 9.7 | 0.05 | 0.007 |
| | 128.5 | 137.3 | 8.9 | 0.65 | 0.005 |

| Diamond Drill Hole | Starting Depth | Ending Depth | Thickness | Copper % | Molybdenum % |
|---|---|---|---|---|---|
| | metres | metres | metres | | |
| | 137.3 | 196.4 | 59.1 | 0.05 | 0.002 |
| V22 | 72 | 110.8 | 38.8 | 0.276 | 0.005 |
| | 110.8 | 193.5 | 82.7 | 0.453 | 0.008 |
| | 193.5 | 253 | 59.5 | 0.277 | 0.014 |
| V31 | 3.1 | 226.9 | 223.8 | 0.04 | 0.001 |
| V32 | 50 | 70.2 | 20.2 | 0.365 | 0.01 |
| | 70.2 | 99.35 | 29.15 | 0.503 | 0.009 |
| | 99.35 | 244.35 | 145 | 0.326 | 0.009 |
| | 244.35 | 265.7 | 21.35 | 0.537 | 0.01 |
| | 265.7 | 280.55 | 14.85 | 0.323 | 0.008 |
| | 280.55 | 358.45 | 77.9 | 0.724 | 0.013 |
| V38* | 3.6 | 258.1 | 254.5 | 0.07 | 0.001 |
| V39 | 58.1 | 253.2 | 195.2 | 0.15 | 0.002 |
| | 253.2 | 410.7 | 157.5 | 0.3 | 0.014 |
| | 410.7 | 440.2 | 29.4 | 0.59 | 0.047 |
| V44 aborted | | | | | |
| V46 | 71 | 89 | 18 | 0.11 | 0.006 |
| | 89 | 133.4 | 44.4 | 0.73 | 0.01 |
| | 133.4 | 173.8 | 40.5 | 0.37 | 0.009 |
| V49 | 66.9 | 77.6 | 10.8 | 0.33 | 0.008 |
| | 77.6 | 87 | 9.4 | 0.7 | 0.009 |
| | 87 | 119.6 | 32.6 | 0.48 | 0.008 |
| | 119.6 | 152 | 32.4 | 0.34 | 0.01 |
| | 152 | 175.9 | 23.9 | 0.44 | 0.082 |
| V51* aborted | | | | | |
| V57 | 45 | 74 | 29 | 0.22 | 0.007 |
| | 74 | 104.3 | 30.3 | 0.32 | 0.005 |
| | 104.3 | 144.4 | 40.1 | 0.25 | 0.004 |
| V58 | 59.2 | 103.4 | 44.1 | 0.4 | 0.006 |
| | 103.4 | 153.1 | 49.8 | 0.73 | 0.023 |
| | 153.1 | 157 | 3.8 | 0.3 | 0.082 |
| | 157 | 171.6 | 14.7 | 0.81 | 0.015 |
| | 171.6 | 202.3 | 30.7 | 0.42 | 0.037 |
| V59 | 78.6 | 167.7 | 89.2 | 0.26 | 0.004 |
| | 127.6 | 167.7 | 40.1 | 0.31 | 0.007 |
| V60 | 38 | 216.2 | 178.2 | 0.37 | 0.014 |
| which includes: | 92.2 | 135.8 | 43.6 | 0.47 | 0.008 |
| V61 | 37.2 | 115 | 77.8 | 0.51 | 0.009 |

| Diamond Drill Hole | Starting Depth | Ending Depth | Thickness | Copper % | Molybdenum % |
|---|---|---|---|---|---|
| | metres | metres | metres | | |
| which includes: | 41 | 63 | 22 | 0.7 | 0.009 |
| V63 | 37 | 152.5 | 115.5 | 0.26 | 0.006 |

*A portion of this hole is outside the present GMC property.

In the Third Quarter of 1998, an Initial Feasibility Study was completed on the entire prospect by Kilborn International, Inc. ("Kilborn", now SNC Lavalin) and was initially disclosed in the 1999 AIF filed with SEDAR. The results of that study are presented below under the heading "Initial Pre-Feasibility Study". The Initial Pre-Feasibility Study pertains to the entire Prospect of which the Company presently only holds the central core. The resource and cash flows disclosed in the Initial Pre-Feasibility Study are only obtainable from the entire Prospect; no commercial viability has been demonstrated for the core area on its own. In management's opinion, however, the project as described in the Initial Pre-Feasibility Study is only possible incorporating the higher-grade central core held by the Company.

Initial metallurgical test work on the viability of low cost bacterial leaching of both copper concentrates and run-of-mine, low-grade copper ores was carried out by Little Bear Laboratories of Golden, Colorado. In batch shake tests on Vizcachitas copper sulphide concentrates, 91% of the contained copper was leached over a ten-day period using a mixture of moderately thermophilic iron and sulfur oxidizing bacteria. High extraction rates were also achieved on low-grade chalcopyrite ores, representative of those that would have to be stripped to access higher-grade material in the mine. Copper extractions of between 14 and 52% were achieved over a 256-day period, the rate of extraction corresponding to an increased operating temperature. These extractions are significantly better than the 30% over five years used in the pre-feasibility study. The pre-feasibility study has not yet been reworked to include these promising results. Should further tests show that these extractions are possible in a production setting, they will have an important positive impact on the project economics.

***Geology and Mineralization (This includes the geology and mineralization of the entire prospect which includes the core area presently held by the Company)***

At Vizcachitas, there are at least six equigranular intrusive rock types, three porphyritic rock types and four distinct types of breccia, all of which cover an area of approximately 4 square kilometres. All of these rock types intrude the Cretaceous age Los Pelambres Formation andesites. Flat-lying volcanic rocks of the Miocene age Farellones Formation occur stratigraphically above a disconformity overlying the Los Pelambres Formation. At Vizcachitas, the Farellones Formation forms the mountain peaks in the district and is visible on surrounding hilltops above the older volcanic and intrusive rocks that are altered and mineralized. A sample of the Farellones Formation, collected less than 2 kilometres from the Vizcachitas prospect, was age dated by the Servicio Nacional de Geologia y Mineria of Chile (SNGM) at 12.3 +/-0.4 million years old ("Ma"). The predominant volcanic unit in the area is a porphyritic andesite of the Los Pelambres Formation.

Surface exploration, completed to date by the Company, has extended the area of previously known, porphyry-style hydrothermal alteration from 1.5 to approximately 4.5 square kilometres of which the Company now holds approximately 100 hectares. The alteration consists of quartz-sericite and potassic facies within an altered zone measuring 3.0 kilometres long (north-south) and 1.5 kilometres wide (east-west). Within the altered zone, bulldozer trenching and surface sampling has exposed areas of strongly-leached capping, copper oxide and chalcocite mineralization and, locally, breccia-hosted copper sulfide and

molybdenum mineralization over a distance of 1.5 kilometres along the north-south axis of the alteration zone and over 700 metres in the east-west direction.

The diamond-drilling program, carried out by the Company, ended in June 1998, having been ongoing since the First Quarter of 1996. The drilling indicated the presence of widespread copper and molybdenum mineralization at Vizcachitas. Near-surface, chalcocite-bearing secondary enrichment copper mineralization has been shown, by drilling, to be an important ore facies. The secondary enrichment overlies lower-grade, but widespread, chalcopyrite-bearing primary mineralization. The drilling program has tested an area that measures 1.5 by 2.5 kilometres and has focussed on delimiting the near-surface, chalcocite-bearing, higher-grade mineralization and higher-grade primary mineralization. The drill results to date indicate:

- Primary copper grades, in the range of 0.6 to 0.9% copper, are present over core lengths of up to 362 metres, in holes separated by 1.5 kilometres north-south (the distance between V1 and V32) and 700 metres in the east-west direction (the distance between V17 and V26). Other holes within these dimensions returned similar results. This indicates that the Vizcachitas porphyry system has the potential to host a major primary (chalcopyrite) ore body;

- Chalcocite-bearing secondary enrichment is developed on top of the lower-grade primary mineralization (i.e. at shallower depths, closer to the present surface). The higher-grade secondary enrichment copper mineralization has been observed in most of the holes drilled to date. The grade and width of the secondary enrichment mineralization (e.g. 39.8 metres grading 1.43% copper in V18 and 59 metres grading 1.14% copper in V6) could potentially provide higher-grade mineralization during the early years of a mine;

- The secondary enrichment is close to the present surface. For example, the copper mineralization in hole V4 begins at 6 metres below surface while, on the west side of the Rio Rocin in hole V-23, the mineralization begins 11 metres below the surface. Given the favorable topography, this near-surface mineralization could provide a very low stripping ratio.

An updated resource estimate for the entire Vizcachitas Prospect was completed on the whole deposit in June 1998. This estimate was carried out by MRA (Mine Reserve Associates). The proportion of the resource that exists on the central core property has not been estimated since it is assumed that if mining takes place in the future that it will be necessary to mine both the core property and surrounding mineralization. The resource estimate included the results of the 67 diamond drill holes totalling approximately 18,300 metres, 35 of these holes are located in the central core held by the Company. This estimate expanded the important, near-surface, higher-grade copper mineralization, now estimated to include 32 million tonnes grading 0.86% copper and 0.012% molybdenum at a 0.7% copper cutoff. The resource estimate includes the following: (The Company presently only has title to the central 70 hectare core of the mineralized system)

| **Cut-off (% Cu)** | **Measured/ Indicated Tonnes (millions)** | **Cu Grade (%)** | **Mo Grade (%)** | **Inferred Tonnes (millions)** | **Cu Grade (%)** | **Mo Grade (%)** |
|---|---|---|---|---|---|---|
| 0.3 | 645 | 0.45 | 0.014 | 496 | 0.38 | 0.014 |
| 0.4 | 338 | 0.55 | 0.016 | 107 | 0.50 | 0.021 |
| 0.5 | 236 | 0.60 | 0.017 | 47 | 0.58 | 0.026 |
| 0.6 | 66 | 0.75 | 0.015 | 7 | 0.71 | 0.020 |
| 0.7 | 32 | 0.86 | 0.012 | 5 | 0.75 | 0.016 |

Minerals resources which are not mineral reserves do not have demonstrated economic viability.

### *Initial Pre-Feasibility Study*

The Initial Pre-Feasibility Study pertains to the entire Vizcachitas prospect, of which the Company presently only holds the central core. The resource and cash flows disclosed in the Initial Pre-Feasibility Study are only obtainable from the entire prospect, no commercial viability has been demonstrated for the core area on its own. In management's opinion, however, the project as described in the Initial Pre-Feasibility Study is only possible incorporating the higher-grade central core held by the Company.

Using the June 1998 measured and indicated resource estimate, an Initial Pre-Feasibility study was carried out by Kilborn. The results of this study indicated that the Vizcachitas project represents a large copper ore-body with favorable economic characteristics. In the largest of the three cases considered by Kilborn, the study describes a project producing an average of 74,000 tonnes (163 million pounds) of fine copper per year with low capital and operating costs, and a significant after tax net present value and rate of return as summarized below (presented in U.S. dollars):

| | Copper @ $1.00 | Copper @ $0.90 |
|---|---|---|
| NPV @ 8% | $201 million | $90 million |
| IRR | 20% | 14% |
| Average annual operating cash flow | $49 million | $37 million |
| Initial capital costs | $276 million | $276 million |
| Payback period | 3.7 years | 4.0 years |
| Breakeven copper price | $0.73 | $0.73 |

| | Per lb of Copper Produced (Years 1 - 4) | Per lb of Copper Produced (Over 20 year project life) |
|---|---|---|
| Operating costs | $0.31 | $0.35 |
| Transportation, smelting, and refining | $0.26 | $0.25 |
| Total cash costs | $0.57 | $0.60 |

The study considered various cases up to 60,000 tonnes per day (combined mill and heap leach treated ores), with a fixed mine life of 20 years. The Company believes that the optimum plant size may likely be larger than the 60,000 tonnes per day case considered by Kilborn, or alternatively, that the 60,000 tonnes per day project can be extended beyond the initially planned 20 year mine life.

The process design described in the Kilborn study calls for sulphide ores to be crushed and ground in a conventional grinding circuit to free the copper minerals for subsequent flotation recovery. Flotation, re-grinding of concentrates and subsequent cleaner flotation would produce a combined copper and molybdenum sulphide concentrate. Molybdenum would then be separated from copper in a follow-up flotation step and the two separate concentrates would be shipped to a Chilean port for offshore smelting. The Kilborn study used the following recoveries and concentrate grades in the economic analysis of the project:

- overall copper recovery of 93%
- overall molybdenum recovery of 60%
- copper concentrate grade of 30%

Low-grade ores would be processed at a leach facility where sulphuric acid, together with bacterial action, would leach the copper from the ore, producing a copper-rich solution. Copper metal would be removed from solution using standard SX-EW technology. The study used an average copper recovery from leaching of 50%.

***Metallurgical studies and project optimisation***

Work done by the Company in 1999 and during the first two months of 2000 was primarily metallurgical testing. Results of the test work support parametres, used by Kilborn, in the initial pre-feasibility study. The study points out that the project has a number of favorable attributes that reduce capital and operating costs.

Initial metallurgical test work on the viability of low cost bacterial leaching of both copper concentrates, and run-of-mine, low-grade copper ores was carried out by Little Bear Laboratories of Golden, Colorado. In batch shake tests on Vizcachitas copper sulphide concentrates, 91% of the contained copper was leached over a ten-day period using a mixture of moderately thermophylic iron and sulfur oxidizing bacteria. High extraction rates were also achieved on low-grade chalcopyrite ores, representative of those that would have to be stripped to access higher-grade material in the mine. Copper extractions of between 14 and 52 percent were achieved over a 256- day period, the rate of extraction corresponding to an increased operating temperature. These extractions are significantly better than the 30% over 5 years used in the pre-feasibility study. Should further tests show that these extractions are possible in a production setting, they will have an important positive impact on the project economics.

Other previously identified areas will likely also have a positive impact on project economics. For instance, work done by the Company in 2000 indicates electrical power may be obtainable for about 3.8 cents per kwh as compared to 5.0 cents per kwh used in the pre-feasibility study. A reduction to 3.8 cents will have a positive impact on project economics and reduce the cash cost by approximately 4 cents per pound.

The Company has incorporated costs and parametres from the preliminary concentrate leaching study into the pre-feasibility study economics to demonstrate the potential impact on project economics from concentrate leaching. This analysis reflects only the addition of concentrate leaching, and does not include expected benefits resulting from having both concentrate leach and heap leach operations.

In 2001, test work on the leachability of low-grade chalcopyrite ore was completed. These results showed that coarse (half drill cores) chalcopyrite mineralization could be leached in columns at elevated temperatures using mesophyilic bacteria. At 60 degrees Celsius, the copper was leached at a rate of 8.8% per month until the end of the test which achieved a 52% recovery in approximately 7 months.

As a result of the optimization studies carried out during 1999 and in 2000, but not including the low-grade chalcopyrite leaching mentioned above, the following new project economics were developed:

Based on conventional technology, 60,000 tonnes per day ("Tpd") case (30,000 Tpd mill ore, plus 30,000 Tpd leach ore), all at US$0.90 cent per pound of copper ("Cu") the project economics are shown below: ($US; After tax) (These economics are for the entire deposit of which the Company presently holds rights to the central 70 hectares.)

| | Pre-feasibility | Smelter with new flotation, concentrate grade and 3.8 cent/Kwh | With concentrate Leach and 3.8cent/Kwh |
|---|---|---|---|
| NPV @ 8% after tax (million) | $90 M | $109 M | $163 M |

| | Pre-feasibility | Smelter with new flotation, concentrate grade and 3.8 cent/Kwh | With concentrate Leach and 3.8cent/Kwh |
|---|---|---|---|
| IRR after tax | 14% | 15% | 16.0% |
| Average annual operating cash flow | $37 M | $39 M | $51 M |
| Initial capital costs | $276 M | $276 M | $352 M |
| Payback period | 4.0 years | 3.6 years | 3.6 years |
| Break even copper price | $0.73 | $0.71 | $0.64 |
| Operating costs (life) | $0.35 | $0.33 | $0.46 |
| Concentrate Transportation, smelting, and refining | $0.25 | $0.24 | $0.00 |
| Total costs | $0.60 | $0.57 | $0.46 |

M = millions

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. All sample programs are under the supervision of a qualified person and are carried out under the direct control of an experienced geologist. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the specified public laboratory or in-house laboratory. Results are checked by reanalysis and/or analysis of samples with known composition. When results are received they are checked and verified for their geological reasonableness and the field locations are cross referenced with assay sheet sample numbers to check accuracy. The qualified persons supervising this project were Dr. L.A. Dick who was VP Exploration at the time and presently is a Director of the Company and R.G. Fitch, President of the Company.

*Expenditures*

Exploration and development costs at Vizcachitas totalled $3,598 in 2002, $84,124 in 2001 and $441,300 in 2000.

The Company is presently seeking a joint venture partner to move this project forward.

***Diamante Azul (Bolivia)***

The Company also continues to hold an interest in Diamante Azul, located in Bolivia. This property is approximately 90 kilometres east of the Chilean border, and approximately 150 kilometres west of the regional centre of Oruro. The Company's exploration of this property has been limited to date, but surface sampling of the outcropping mineralization returned an average grade of 4.73% copper in the oxide and chalcocite-bearing mineralization over a true width of 11.5 metres. No work was carried out at Diamante Azul in 2001 or 2002.

***Dragoon Porphyry Copper Prospect (United States)***

The Dragoon porphyry copper prospect is located in southern Arizona approximately 60 miles east-south-east of Tucson. The property comprises 30 claims and five state leases totalling approximately 1,250 ha. The Company acquired its interest in the property from Sterling Exploration on November 15, 2002.

The property contains both, areas of exposed "leached cap" in the southern portion of the property that to our knowledge has never been drilled and a larger area of related rocks buried beneath valley fill and other cover rocks. Geologically speaking, the leached cap is significant and can overlie enriched copper mineralization. Both Noranda and Kennecott have drilled into a leached cap environment in the adjoining down faulted block buried a thousand feet below the surface in the area where they drilled.

The property has been leased from Sterling Exploration of Albuquerque, New Mexico, USA. The agreement calls for a series of payments over 60 months and a royalty. These payments may be made in shares of the Company or cash. The payment schedule was developed for both the Dragoon and Gold Coin Properties which were both acquired from Sterling Exploration.

| Payment Date | Payment per Property | Description of payment |
|---|---|---|
| On or before March 1, 2003 | $10,000 | for each property retained for a maximum of $30,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. |
| On or before the first anniversary of the Effective Date | $15,000 | for each property retained for a maximum of $30,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. |
| On or before the second anniversary of the Effective Date | $20,000 | for each property retained for a maximum of $60,000 or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $100,000 in value based on the average closing price for the preceding 20 trading days. |
| On or before the third anniversary of the Effective Date | $20,000 | for each property retained for a maximum of $60,000 or the equivalent number of shares of GMC based on the average closing price the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $150,000 based on the average closing price for the preceding 20 trading days. |
| On or before the forth anniversary of the Effective Date | $30,000 | for each property retained for a maximum of $90,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $200,000 based on the average closing price for the preceding 20 trading days. |
| On or before the fifth anniversary of the Effective Date | $30,000 | for each property retained for a maximum of $90,000 or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds $300,000 based on the average closing price for the preceding 20 trading days. |
| On or before the sixth anniversary of the Effective Date and each | $50,000 | for each property retained for a maximum of $150,000 |

| Payment Date | Payment per Property | Description of payment |
| --- | --- | --- |
| anniversary of the Effective Date thereafter during the term of the lease an advance minimum royalty will be paid | | |

The March 1, 2003 payment was renegotiated and paid as a series of cash payments the last being on May 8, 2003.

The property is subject to an NSR royalty of 2% surface mined ore or 1% underground mined ore.

***History***

The Dragoon area, located within the Southern Johnson Camp Mining District in Cochise County, Arizona and has a long intermittent history of exploration. Modern exploration began in 1965 with shallow drilling by Phelps Dodge. This was followed by drilling by Minerals Exploration in 1974, Noranda Exploration in 1995 and Kennecott in 1996. The last hole by Kennecott, J96-4, intersected 258.2 m of low grade copper bearing skarn from 429.8 metres to the end of the hole at 688 metres.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. All sample programs are under the supervision of a qualified person and are carried out under the direct control of an experienced geologist. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the specified public laboratory or in-house laboratory. Results are checked by reanalysis and/or analysis of samples with known composition. When results are received they are checked and verified for their geological reasonableness and the field locations are cross referenced with assay sheet sample numbers to check accuracy. The qualified persons supervising this project was R.G. Fitch, President of the Company assisted by Dr. Jacob Skokan, consulting geophysicist.

***Geology and Mineralization***

The Dragoon porphyry copper target consists of an exposed area of "leached cap" located in the southern portion of the property and a large pediment area in the adjoining down faulted block now buried a thousand feet or so below the surface. Both Noranda and Kennecott drilled into a leached cap environment in the pediment area, however, to our knowledge the exposed leached cap has never been drilled. Geologically speaking, this is significant in that a leached cap can overlie enriched copper mineralization.

The rocks in the exposed part of the property include Laramide age intrusives in the exposed cap together with altered Precambrian schist and granite. Alteration includes pervasive phyllic, quartz-sericite alteration and weak potassic alteration represented by thin biotite veinlets. A dense stockwork of quartz veinlets can be seen in the leached cap including limonite and hematite. Earlier sampling by Noranda Exploration Inc. showed that the leached cap was anomalous in copper and molybdenum. The previous analyses included values such as 221-487 ppm copper and molybdenum values up to 101 ppm within the quartz sericite altered quartz monzonite and values of 14-472 ppm copper and 56-1,880 ppm molybdenum within altered Penal Schist. Low copper values and higher molybdenum (greater than 20-30 ppm) are expected in the leached cap of copper-molybdenum porphyry copper systems. Rock samples collected by General Minerals confirmed the anomalous nature of the leached cap.

In early 2003 the Company completed a geophysical reconnaissance self-potential (SP) survey on the property which strongly suggests that a large body of untested sulphide mineralization occurs in the area acquired by General Minerals. The reconnaissance Self Potential ("SP") geophysics indicates the presence of a geophysical anomaly consistent with the existence of sulphide mineralization assumed to be related to the porphyry copper/skarn environment. This environment and associated mineralization were identified in the earlier Noranda and Kennecott drill holes in other parts of the Dragoon prospect. In these areas General Minerals obtained SP anomalies of 50-100 mv, whereas the new anomaly includes values up to 300 mv. The Company used this same technique in conjunction with its successful exploration programs at the Vizcachitas and Escalones copper properties in central Chile.

Costs at Dragoon totalled $25,487 in 2002.

### *Gold Coin (United States)*

The Gold Coin property, which comprises 24 unpatented mining claims (200 ha), is situated within the long string of historical precious and base metal mines in the Courtland – Gleeson District located 40 kilometres to the north of Bisbee, Arizona.

A lease on the property was acquired from Sterling Exploration on the same terms as shown above for the Dragoon property on November 15, 2002.

#### *History*

The area was initially explored for porphyry copper deposits starting in the late 1800's and then for precious metals in the 1980's and '90's. In this later period precious metal mineralization was discovered by Placer Dome at Mexican Hat Mountain and copper-gold mineralization at Star Hill by Santa Fe Pacific Gold Corporation. Both of these properties are located a few kilometres to the north of the Gold Coin Claims and within the same mineral belt. The Gold Coin claims were not subject to detailed exploration in the past because the long-term owner, at the time, would not lease the property.

#### *Geology and Mineralization*

The mineralization at Gold Coin appears to be very similar to the Mexican Hat prospect, located a few kilometres to the north, where Placer Dome partially delineated a gold bearing stock work in volcanics. At Gold Coin a series of thrust sheets, composed of a mixture of sediments and volcanics, are separated by well-developed thrust breccias which have been cut by later north-south faults. Mineralization appears to be best developed at the intersection of these features. A number of old gold placer workings border the property. Earlier reconnaissance rock sampling by others show that anomalous gold and silver are present within the claim group. This was confirmed by initial geochemical reconnaissance carried out by General Minerals at Gold Coin which included the collection of rock and sediment samples to confirm the existence of anomalous gold. Results included values from a low of a few parts per billion (ppb) to a high of 11.3 gpt gold. This work confirmed the presence of anomalous gold geochemistry observed by earlier explorers within the 1,800 metre north-south target zone.

The Company has established procedures with respect to its sampling programs to lessen the possibility of sampling and assaying errors. All sample programs are under the supervision of a qualified person and are carried out under the direct control of an experienced geologist. Samples are collected under the supervision of the person in charge of the sampling program who ensures the quality of the samples and the correct numbering of the samples. These samples are then transported by either trusted Company personnel or public transport to the specified public laboratory or in-house laboratory. Results are checked by reanalysis and/or analysis of samples with known composition. When results are received they are checked and verified for their geological reasonableness and the field locations are cross referenced with

assay sheet sample numbers to check accuracy. The qualified person supervising this project was R.G. Fitch, President of the Company.

The program cost $2,832 in 2002.

### *Oil and Gas Interests (United States)*

On March 5, 2002 the Company acquired interpretive geological and geophysical information developed by a major oil corporation in the 1980's over an area of approximately 288 square miles including the Windbreak West Prospect, located in Morrill and Cheyenne County, Nebraska. The data set which is part of a detailed study of the oil potential of the Denver Basin, both in the Paleozoic Lyons-Wolfcamp Formation and the "J" Sandstone of the Cretaceous Dakota Group, defined a number of targets both in the deeper Wolfcamp and the shallower "J" Sandstone.

The data acquisition agreement requires, among other items, that the offering party has a 10% carried working interest in the first 5 wells and a 5% carried working interest in the next five wells drilled within the project area. There are no payments other than the requirement to maintain the leases which cover an area of 1,288 acres.

#### *History*

The targets acquired have not been drilled previously but were subject to seismic exploration in the 1980s. The Denver Basin has been subject to extensive surface exploration and drilling and there are many drill holes within a 10 mile radius of the acquired targets, some of these have produced oil or gas.

The average oil equivalent reserves per 80 acre unit of commercial fields in the J Sandstone within the Denver Basin vary between 30,000 barrels to 406,000 barrels. The Denver Basin, as a whole, has produced in excess of 980 million barrels of oil.

#### *Geology and Oil and Gas potential*

Within the project area, the Company has 1,288 acres under lease. These leases cover two drillable targets that were previously defined through geophysical and geological interpretation and have been confirmed using soil gas geochemistry, which indicates anomalies in both toluene-benzene. The target horizon is the J Sand in the Cretaceous Dakota Group, which occurs at a depth of approximately 4,600 feet in this area. Dry hole costs are expected to be under US$100,000 and completed wells under US$200,000. The Company is seeking farm-in partners to acquire working interests in wells over these targets.

The Denver Basin has produced in excess of 980 million barrels of oil and substantial amounts of gas. The majority of this oil production has been from the Cretaceous Dakota "J" Sandstone with subsidiary amounts from the "D" Sandstone and gas from the Niobrara Formation. Five to seven miles west of the Project area the Graff, Lane and Faro Fields have all produced more than a million barrels of oil from the "J" Sandstone. The nearest "D" Sandstone producer is approximately six miles to the south-east. The "J" Sandstone is typically a marine bar or distributary channel sand.

Recent targets of major oil companies in the Basin have mostly been for the deeper Permian targets in the Lyons-Wolfcamp Formation which were thought to have larger size potential. Incidental to this target development in the Permian exploration found that there was often coincidence of oil bearing structures in the "J" Sandstone with a thickened section in the eolian sand of the deeper Permian Lyons Formation and the overlying salt of the Blaine Formation. This observation is important since not all structural highs in the "J"& "D" Sandstones contain oil.

*Windbreak West Prospect*

This is the best defined Prospect which comprises the western portion of an east-west peanut shaped high in the "J" Sandstone which is interpreted as approximately 500 acres in size. The western portion of the high is underlain by a thickened Permian section. The Permian "thick" was interpreted using 4 miles of seismic data.

A soil gas geochemical survey was carried out over the prospect by New Paradigm Exploration's to measure the distribution of toluene and benzene. The survey showed a coincident anomaly in toluene and benzene over the Permian "thick" in the western portion of the "J" Sandstone high. Background values for benzene and toluene were 14.5 ppb and 31 ppb respectively. The coincident benzene-toluene anomalies were represented by values of greater than 29 ppb and 62 ppb respectively.

The program cost $13,013 in 2002.

*Metallurgical Research – High Temperature Chlorination for the Recovery of Tin*

On September 7, 2002 the Company signed a letter of intent with Dr. Wendell Dunn in which he would provide Intellectual Property and his services to develop high temperature chlorination methods to recover tin and other metals from concentrates. The final agreement, if signed, requires the payment of 200,000 shares of General Minerals Corporation to Dr. Wendell Dunn for Intellectual Property and the payment of costs for the use of his laboratory. If commercial plants are developed payments of US$100,000 per plant would be payable.

Dr. Wendell Dunn of Spearfish, South Dakota has been carrying out a series of tests on tin concentrates to develop a high temperature chlorination technique to recover the tin. Details of this process can not be revealed since the intention is to patent the recovery process if it is developed successfully. Dr. Dunn has obtained over two hundred patents during his career including processes presently being used for the refining of gold.

The purpose of this work is to develop a commercially viable technique which can recover tin metal at the mine site from low grade concentrates at a significantly lower cost than present day smelting and with minimal environmental impact.

The program cost $15,788 in 2002.

***RISK FACTORS***

***Additional Funding***

The Company may not be able to raise the necessary capital to continue to finance and meet its obligations under current contractual obligations and may have to forfeit its interest in properties or prospects earned or assumed under such contracts. If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only sources of future funds presently available to the Company are the sale of additional equity capital, existing joint venture agreements and entering into additional joint venture arrangements. There is no assurance the Company will be successful in raising sufficient funds to meet its obligations or to complete all of the currently proposed exploration programs. If the Company does not meet its obligations, it may lose its interest in the properties.

### *Mining Industry*

The Company's operations are subject to all of the risks normally incident to the exploration stage for and the development and operation of mineral properties. The Company has implemented a comprehensive safety, environment and loss control program designed to comply with government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

All of the Company's properties are still in the exploration or advanced exploration stage. Mining exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. There is no assurance that commercial quantities of ore will be discovered. There is also no assurance even if commercial quantities of ore are discovered, that the mining properties will be brought into commercial production. Discovering mineral deposits is dependent on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of the above factors are beyond the control of the Company.

### *Commodity Prices*

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years and in the last few years have declined substantially although there is presently some indication that prices are on the rise. Current and future price declines could cause commercial production to be impracticable.

### *Competition*

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

### *Government Regulation*

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labor standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the exploration activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

***Political and Economic Environment***

Most of the Company's interests are currently located in Chile, Bolivia and the United States. Chile and Bolivia have had, to varying degrees, periods of political and economic instability. While current indications are that such instability is diminishing, there are no guarantees that this will continue. Foreign properties, operations and investments may be adversely affected by local political and economic developments, including nationalization, laws affecting foreign ownership, government participation, royalties, duties, rates of exchange, exchange controls, currency fluctuations, taxation and new laws or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation. Furthermore, it is important that the Company maintain good relationships with the governments in certain of the countries in which it operates. The Company may not be able to maintain such relationships if the governments of these countries change. Certain regions in which the Company may conduct operations have been subject to political and economic instability (including war and threats of war), creating uncertainty and the potential for a loss of resources. The long-term effects, if any, of these events cannot be fully determined at this time. Fluctuations in the rate of exchange may affect the ability of the Company to carry out its exploration and development programs. The Company's operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company does not actively hedge against foreign currency fluctuations.

***Key Management***

The success of the Company is dependent on the efforts and abilities of its management. The loss of services of any of its key management team members could have a material adverse effect on the Company.

***Title to Properties***

Although the Company has obtained title opinions in the past with respect to certain of its properties and has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interests.

***EMPLOYEES***

At December 31, 2002, the Company had 2 employees. The Company is subject to applicable labor laws and regulations in the countries of employment. None of the Company's employees is covered by a collective agreement.

***ENVIRONMENTAL POLICY***

The environmental policy of the Company provides that the Company is committed to balancing good stewardship in the protection of the environment with the need for economic growth. In particular, it is the Company's policy: to measure, maintain and improve the Company's compliance with environmental laws and regulations; to place a high priority on environmental considerations in planning, exploring, constructing, operating and closing facilities; to place primary responsibility for compliance with environmental laws with operations management; in the absence of any regulation to recognize and cost-effectively manage environmental risks in a manner that protects the environment and the Company's economic future; to promote employee involvement in implementing its policy; and to encourage employee reporting of suspected environmental problems. There are no environmental regulation issues, which, to the Company's knowledge, have an adverse impact on the current exploration programs of the Company. To the Company's knowledge, its operations are in compliance with applicable environmental laws in the countries in which it is carrying out its exploration.

## ITEM 5. SELECTED CONSOLIDATED FINANCIAL INFORMATION

### *Incorporation by Reference of Annual Financial Statements*

The audited financial statements of the Company for the year ended December 31, 2002 are incorporated herein by reference. Such financial statements have been filed on SEDAR and can be found at www.SEDAR.com.

### *Annual Information*

The tables below provide selected financial information for the Company on a consolidated basis for each of the past three years ended December 31, 2002:

| | *Fiscal Periods Ended December 31* (Audited) | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Total Revenues | $0 | $0 | $9,713 |
| Net Loss | (2,421,184) | (13,569,458) | (667,972) |
| Net Loss Per Share (basic and fully diluted) [1] | (.06) | (0.38) | (0.04) |
| Total Assets | 12,008,761 | 14,578,889 | 23,807,183 |

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

The net losses for the years ended December 31, 2002, 2001 and 2000 include non-cash charges to expense of $1,520,274, $11,566,407, and 0, respectively, related to the write off of certain mining claims and deferred exploration costs in those years. The change in total assets also reflects the write off of certain mining claims.

### *Dividends*

The Company has not paid any dividends since incorporation in 1994. It is not anticipated that the Company will pay any dividends on the common shares in the foreseeable future. The actual timing, payment and amount of dividends paid by the Company would be determined by the board of directors of the Company based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors of the Company considers relevant.

## ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Management's Discussion and Analysis of Financial Condition included in the Annual Report of the Company for the year ended December 31, 2002 (the "2002 Annual Report") is incorporated herein by reference. Such Management's Discussion and Analysis of Financial Condition has been filed on SEDAR and can be found at www.SEDAR.com.

## ITEM 7. MARKET FOR SECURITIES

The common shares of the Company are listed on The Toronto Stock Exchange. The common share purchase warrants of the Company are not listed.

## ITEM 8. DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with the Company and principal occupation within the five preceding years of each of the directors and executive officers of the Company. Directors of the Company hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed. The Company does not have an Executive Committee.

| Name and Municipality of Residence | Position held with the Company | Director Since | Principal Occupation |
|---|---|---|---|
| Ralph G. Fitch [(1)]<br>Denver, Colorado | President, Chief Executive Officer, Chairman, and Director | 1994 | Officer of the Company |
| Lawrence A. Dick [(1)]<br>West Vancouver, British Columbia | Director | 1994 | President, Continuum Resources Ltd. (mineral exploration company) |
| Tina M. Woodside<br>Toronto, Ontario | Director | 2002 | Partner, Gowling Lafleur Henderson LLP (law firm) |

(1) Member of the Audit Committee.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for Lawrence A. Dick who, prior to September 9, 2001, was Executive Vice President, Exploration of the Company.

As at May 12, 2003, the directors and executive officers of the Company as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,507,250 common shares of the Company, being approximately 6% of the issued and outstanding common shares. The information as to common shares owned indirectly, or over which control or direction are exercised, by the directors and officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

### *Other Information Relating to Directors and Officers*

The following information pertaining to Corporate Cease-Trade Orders or Bankruptcies, Penalties or Sanctions and Individual Bankruptcies has been furnished by the directors and officers of the Company.

#### Corporate Cease-Trade Orders or Bankruptcies

No director or officer of the Company is or has been, within the preceding ten years, a director or officer of any other issuer that, while that person was acting in such capacity:

(a) was the subject of a cease-trade order or similar order or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

**Penalties or Sanctions**

No director or officer of the Company is or has been subject to any penalties or sanctions imposed by a court or Canadian securities regulatory authority relating to Canadian securities legislation or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanction imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision concerning the Company's securities.

**Individual Bankruptcies**

No director or officer of the Company, or personal holding company of any such person, is or has, within the preceding ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

**Conflicts of Interest**

Certain of the directors and officers of the Company are also directors, officers, and shareholders of other companies as well as nominees of certain shareholders of the Company and conflicts may arise between their duties as directors or officers of the Company and as directors, officers, shareholders and nominees of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the *Canada Business Corporations Act* and the directors concerned are required to govern themselves in accordance with the obligations imposed upon them by law.

## ITEM 9. ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the Company, one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form, one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor, one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year, and one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions is contained in the Company's Management Information Circular dated May 14, 2002. Additional financial information is provided in the Company's consolidated financial statements and notes to the consolidated financial statements included in the 2001 Annual Report.

### *Description of Share Capital*

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares") and an unlimited number of special shares ("Special Shares"). As of May 12, 2003, 43,205,768 Common Shares and no Special Shares were issued and outstanding. The Company has also issued 1,500,000 common share purchase warrants and a US$300,000 loan which is convertible at the option of the holder into 2,164,350 shares. The material provisions of the Common Shares, Special Shares, common share purchase warrants and convertible loan are summarized below.

#### *Common Shares*

The holders of the Common Shares are entitled to one vote per share at all meetings of shareholders of the Company. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the Special Shares, to receive any dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

#### *Special Shares*

Holders of the Special Shares are entitled to one vote per share at all meetings of shareholders of the Company. Special Shares are convertible by the holders thereof, at their option, at any time, into Common Shares on a one-for-one basis, subject to adjustment in certain circumstances including if a receipt for a final prospectus qualifying the issue of Common Shares on conversion of the Special Shares is issued more than 12 months after the date of issue of such Special Shares in which case each such Special Share becomes convertible into 1.1 Common Shares. Each Special Share entitles the holder thereof to dividends, when and if declared by the directors of the Company in priority to the holders of Common Shares, and in event of the liquidation, dissolution or winding-up of the Company to receive from the property and assets of the Company an amount equal to $1.25 per Special Share, in priority to the holders of Common Shares.

#### *Common Share Purchase Warrants*

On June 21, 1999, the Company issued 500,000 common share purchase warrants to Grupo Mexico, each of which is exercisable to subscribe for one Common Share at a price of $1.30 at any time prior to June 21, 2004 and contains standard anti-dilution provisions.

On May 6, 2003, the Company issued 1,000,000 common share purchase warrants to Quest in connection with the convertible loan financing referred to below. Each warrant is exercisable to subscribe for one Common Share upon payment of $0.15 at any time prior to December 31, 2004 and contains standard anti-dilution provisions.

#### *Convertible Loan*

On May 6, 2003, the Company was granted a loan by Quest which is convertible at the option of Quest at any time up to December 31, 2004 into 2,164,350 Common Shares (at a deemed price of $0.20 per share).

#### *Proposed Share Consolidation*

At the annual and special meeting of shareholders to be held in June 2003, shareholders will be asked to approve a one-for-ten share consolidation.





# GENERAL MINERALS CORPORATION

GENERAL MINERALS CORPORATION

GMC

# Q3
# 2003

# *Dear Fellow Shareholders,*

This Quarter your Company continued on its previously stated strategy of becoming the investment vehicle of choice for investors who wish to have maximum exposure to the potential of mineral discovery and its attendant wealth creation. We continued to progress our previously stated business plan of joint venturing or selling existing properties and acquiring and exploring new exploration properties with substantial upside potential. Additionally, we are planning to assist entrepreneurial groups of geologists to form new companies in which General Minerals will have an equity interest. We are committed to the goal of realizing further value for our shareholders and believe that our stated strategy will provide the means for achieving this goal.

Consistent with this strategy and goal we announced on September 22 that General Minerals exchanged its interest in the Atocha silver project for units in Esperanza Silver Corporation. The agreement with Esperanza calls for the exchange of the property for 4 million Esperanza common shares and 4 million common share purchase warrants. Closing of the transaction is subject to certain conditions including due diligence and regulatory approvals and is expected to occur between November 15, 2003 and December 31, 2003. By including Atocha in Esperanza, a pure silver exploration company, we feel that greater value will be realized through our equity interest, ultimately benefiting General Minerals and our shareholders.

A similar agreement was announced on October 29, 2003 with respect to the Vizcachitas Property. The Company exchanged its interests in the Vizcachitas copper project for 500,000 common shares and 500,000 common share purchase warrants in Lumina Copper Corporation. The Lumina shares and warrants have a guaranteed minimum value of CAD$5.0 million within 48 months of the closing date. In the event that the combined value of the Lumina shares and the warrants does not exceed CAD$5.0 million during this 48 month period, then on the expiry thereof, Lumina will pay GMC the difference between their combined value at the time and CAD$5.0 million. Should Lumina not fulfill the payment obligation at that time then all of the rights, title and interests in Vizcachitas will be returned to GMC. This agreement is expected to close in December 2003 and is subject to, among other things, receipt of regulatory approval.

At the same time that we are entering into these types of transactions with our existing properties we are also searching for and adding to our portfolio new, high potential exploration prospects. In late September, we announced the acquisition of the Malku Khota silver-gold property in the Department of Potosi, west central Bolivia. The Company acquired an option covering 1,100 ha. in this historic area of silver-gold production and, in addition, claimed a large area covering the potential strike extension to the mineralization. In total, the Company has rights to approximately 4,000 ha. covering 15 km of strike. Tunnels and pits within the historic district occur over an area of at least one square km, and scattered pits are seen along the entire 15 km strike length. Historically, this area was mined for gold and silver. Our initial sampling program has confirmed the existence of this mineralization, with rock samples assaying up to 8.3 gpt gold and samples from the Atocha sandstone assaying up to 294 gpt silver at surface. We are very positive about the addition of this property to our portfolio, especially given its proximity and similarities to the Atocha silver prospect with the addition of gold.

In early October, the Company announced the acquisition of a second Bolivian property, the Laurani silver-gold-copper prospect. The Company acquired an option on this historic mining property located 125 kilometres south of La Paz, just a few km west of the main highway between La Paz and Oruro. In total, the Company has acquired mineral rights to 1,592 ha after a number of years of negotiations with the land owner. The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 km to the southeast. The same regional fault, which has localized the Kori Kollo deposit, passes through the Laurani prospect. Veins on the property were mined for silver, gold and copper from Pre-Colonial times to as recent as 1970. The large alteration zone has similarities to that seen at the El Indio gold mine in Chile. Corriente Resources Inc. explored parts of the property between 1996 and 1998. From their sampling, the average grade of 55 dump samples in the Tatal Pata area averaged 3.1 gpt gold, 233 gpt silver and 0.49% copper. Their exploration program also included one drill hole in the Cerro Alunita area. This hole intersected 14 metres of 323 gpt silver within strongly altered and silicified volcanics. GMC management believes that the target at Laurani is high grade gold-silver mineralization at depth and lower grade, bulk tonnage mineralization near surface.

Besides the Company's activities in South America we have also been actively exploring in the USA. We are carrying out ongoing exploration of our Gold Coin and Dragoon properties in Arizona and are continuing our reconnaissance efforts for new targets. Results of these activities are expected to be available for release in the next quarter.

Part of our business plan involves the creation of new companies managed by groups of entrepreneurial explorationists, in which we will have an equity interest. We are presently in discussion with several such groups and are excited by the prospects of expanding our exposure to the potential of mineral discovery through our association with these highly motivated groups.

We continue to build the working capital of the Company to allow us to steadily develop our strategy, and are very pleased to have recently signed a term sheet agreement, with J. F. Mackie and Canaccord, to complete a CAD$6.0 million private placement financing. This transaction remains subject to the approval of the Toronto Stock Exchange and the consent of a majority of our current shareholders and is expected to close on or about December 11, 2003.

I believe the Company is making solid progress with its business plan and believe that the increase in your Company's share price from CAD$1.10 at the beginning of the year to prices above CAD$3.00 reflects investor understanding that our strategy to provide maximum exposure to the potential of mineral discovery and its attendant wealth creation is on track.

I thank you all for your continuing support.

Sincerely,

Ralph Fitch
*President and CEO*

At the Company's Annual General Meeting held on June 16, 2003, the shareholders approved a capital reorganization, and the Board has implemented a share consolidation on a ten (old shares) for one (new share) basis. The purpose of this capital reorganization was to position the Company to attract financing to fund its ongoing operations and commitments, and to enable the Company to pursue additional opportunities. In the following discussion, all share and price per share amounts reflect the effect of the share consolidation applied retroactively.

*Operating Results*

During the nine months ended September 30, 2003, the Company reported a net loss of $2,243,007 ($0.43 per share) compared to a net loss of $556,778 ($0.15 per share) reported in the nine months ended September 30, 2002. The 2003 loss includes write-downs amounting to $1,684,877 related to agreements to dispose of the Company's interests in the Atocha property in Bolivia, and the Vizcachitas property in Chile. The 2002 comparative loss includes gains recognized on the disposal of certain non-strategic assets amounting to $354,650, offset by mining claims write-downs amounting to $146,204.

Depreciation and amortization decreased significantly from $143,056 in 2002 to $7,439 in 2003, as the majority of the machinery and equipment in South America was either sold or fully depreciated during 2002. General and administrative expenses decreased marginally to $582,281 in 2003 compared to $616,697 for the same period in 2002 as discretionary expenses were kept to a minimum in both periods. The 2003 expense includes $96,714 in legal expense incurred principally in connection with various financing arrangements.

*Financing Activities and Capital Expenditures*

During the nine months ended September 30, 2003, the Company completed a number of financings to raise an aggregate $2,656,823, compared to $300,000 raised in the same period of 2002. The 2003 amount includes net proceeds of $2.5 million raised in a units offering which closed in June. This placement consists of 2.5 million units priced at $1.10 per share. Each unit consists of one common share and one share purchase warrant that is valid for five years and that entitles the holder to acquire one additional common share of the Company upon payment of the applicable exercise price which is initially $1.40 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

During the period, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. (Ranger). This debenture has been fully drawn down and has been converted by Ranger into 243,577 common shares of the Company at an average price of $0.93 per share.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. The loan matured on December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of Quest at a conversion price of $2.00 per share. The Company also issued to Quest a warrant to purchase up to 100,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. In June 2003, the Company repaid the loan and accrued interest in full.

Total exploration spending continued at a reduced level. Total exploration expenditures were $155,918 in 2003 of which $151,406 was directed toward specific projects and accumulated on the balance sheet as mining claims and deferred exploration. In the comparative period in 2002, the Company incurred $166,104 in total exploration of which $165,766 was included in mining claims and deferred exploration. The 2003 expenditures include $62,758 incurred principally in respect of the geophysical program conducted on the Dragoon copper porphyry prospect in Arizona.

The Company has entered into two agreements, both of which are subject to, among other things, receipt of regulatory approval, pursuant to which the Company will dispose of its interests in the Atocha silver project in Bolivia and the Vizcachitas porphyry copper project in Chile. The Company has structured these agreements such that it will exchange its property interests for equity interests in the purchasing companies which will enable the Company to participate in any future success at Atocha or Vizcachitas through increased share values of the shares being acquired by the Company.

In the first agreement, the Company will exchange its ownership interest in the Atocha property for 4 million common shares of Esperanza Silver Corporation (Esperanza), representing approximately 19.3% of Esperanza's outstanding shares, and 4 million common share purchase warrants, and a payment of US$50,000.

In the second agreement, the Company will exchange its ownership interest in the Vizcachitas property for 500,000 common shares of Lumina Copper Corporation (Lumina), representing approximately 5% of Lumina's outstanding shares, and 500,000 share purchase warrants. Lumina is offering 500,000 shares and warrants with a guaranteed minimum value of $5.0 million within 48 months of the closing date. In the event that the combined value of the Lumina shares and the warrants does not exceed $5.0 million during this 48 month period, then on the expiry thereof, Lumina will pay the Company the difference between their combined value at the time and $5.0 million, or return the property to the Company.

*Liquidity and Capital Resources*

The Company's aggregate operating, investing and financing activities during the nine months ended September 30, 2003 resulted in a net cash inflow in the amount of $1,889,358. As at September 30, 2003, the Company's cash balance stood at $2,000,402; and the Company had working capital of $1,992,435.

The Company continues to be dependent on the equity markets as its sole source of operating working capital; and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects. Risks and uncertainties for the Company remain unchanged from those discussed in the Company's 2002 annual report.

Subsequent to September 30, 2003, the Company announced that it has entered into a term sheet relating to a "best efforts" $6.0 million financing consisting of 2 million units priced at $3.00 per unit by way of a private placement. Each unit consists of one common share and one share purchase warrant, exercisable for three years upon payment of $3.75 per share, subject to acceleration of the expiry date if the closing price of the Company's common shares is equal to or exceeds $4.50 for 20 consecutive trading days after the date which is four months after the closing date. The transaction is subject to regulatory approval and to the consent of a majority of the current shareholders of the Company.

*The accompanying financial statements have been approved by the Board of Directors*

## GENERAL MINERALS CORPORATION
## Consolidated Balance Sheets

**As at September 30, 2003**
*(Unaudited - Stated in Canadian Dollars)*

| | September 30, 2003 | December 31, 2002 |
|---|---|---|
| | $ | $ |
| **ASSETS** | | |
| **Current assets** | | |
| Cash & cash equivalents | **2,000,402** | 111,044 |
| Prepaids and other | **23,606** | 24,417 |
| | **2,024,008** | 135,461 |
| **Mining properties and equipment** | | |
| Mining claims and deferred exploration *(Note 2)* | **10,325,085** | 11,858,556 |
| Equipment | **379,306** | 379,306 |
| | **10,704,391** | 12,237,862 |
| Less: Accumulated depreciation | **(372,001)** | (364,562) |
| | **10,332,390** | 11,873,300 |
| | **12,356,398** | 12,008,761 |
| **LIABILITIES** | | |
| Current liabilities | | |
| Accounts payable | **31,573** | 110,877 |
| Advance from shareholder | **-** | 78,877 |
| | **31,573** | 189,754 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** *(Note 3)* | | |
| Authorized | | |
| Common shares, no par value, unlimited shares | | |
| Issued and outstanding | | |
| 6,830,575 and 4,077,000 common shares | **55,171,210** | 52,435,510 |
| **Contributed surplus** | **23,642** | 10,517 |
| **Deficit** | **(42,870,027)** | (40,627,020) |
| | **12,324,285** | 11,819,007 |
| | **12,356,398** | 12,008,761 |

## GENERAL MINERALS CORPORATION
## Consolidated Statements of Operations and Deficit

| **For the periods ended:** *(Unaudited - Stated in Canadian Dollars)* | **Three Month Period Ended Sept 30, 2003** | Three Month Period Ended Sept 30, 2002 | **Nine Month Period Ended Sept 30, 2003** | Nine Month Period Ended Sept 30, 2002 |
|---|---|---|---|---|
| | **$** | $ | **$** | $ |
| **Exploration expenditures** | | | | |
| Exploration | **51,855** | 73,657 | **155,918** | 166,104 |
| Less: Mining claims and deferred exploration | **(53,144)** | (74,871) | **(151,406)** | (165,766) |
| | **(1,289)** | (1,214) | **4,512** | 338 |
| **Other (income) and expenses** | | | | |
| General and administrative | **165,978** | 180,086 | **582,281** | 616,697 |
| Depreciation and amortization | **2,271** | 27,082 | **7,439** | 143,056 |
| Write-down of mining claims | **1,684,877** | - | **1,684,877** | 146,204 |
| Interest (income) | **(5,659)** | (67) | **(5,765)** | 68 |
| Gain on asset disposal | **-** | - | **-** | (354,650) |
| Other income | **(19,683)** | - | **(44,165)** | - |
| Stock-based compensation expense | **-** | - | **13,125** | - |
| Foreign currency loss (gain) | **16,389** | (11,544) | **703** | 5,065 |
| | **1,844,173** | 195,557 | **2,238,495** | 556,440 |
| **Net loss for the period** | **(1,842,884)** | (194,343) | **(2,243,007)** | (556,778) |
| **Deficit – beginning of period** | **(41,027,143)** | (38,568,271) | **(40,627,020)** | (38,205,836) |
| **Deficit – end of period** | **(42,870,027)** | (38,762,614) | **(42,870,027)** | (38,762,614) |
| **Basic and diluted loss per share** | **(0.27)** | (0.05) | **(0.43)** | (0.15) |
| **Weighted average shares outstanding** | **6,830,575** | 3,858,522 | **5,166,870** | 3,804,472 |

## GENERAL MINERALS CORPORATION
## Consolidated Statements of Cash Flows

| **For the periods ended:** *(Unaudited - Stated in Canadian Dollars)* | **Three Month Period Ended Sept 30, 2003** | Three Month Period Ended Sept 30, 2002 | **Nine Month Period Ended Sept 30, 2003** | Nine Month Period Ended Sept 30, 2002 |
|---|---|---|---|---|
| | **$** | $ | **$** | $ |
| **Cash flows from operating activities** | | | | |
| Net loss for the period | **(1,842,884)** | (194,343) | **(2,243,007)** | (556,778) |
| Depreciation and amortization | **2,271** | 27,082 | **7,439** | 143,056 |
| Write-down of mining claims | **1,684,877** | - | **1,684,877** | 146,204 |
| Stock based compensation | **-** | - | **13,125** | - |
| Decrease (increase) in prepaids and other | **(15,665)** | 6,244 | **811** | 63,944 |
| Increase (decrease) in accounts payable | **(23,848)** | 4,959 | **(79,304)** | (607,925) |
| | **(195,249)** | (156,058) | **(616,059)** | (811,499) |
| **Cash from investing activities** | | | | |
| Mining properties and equipment | **(53,144)** | (74,871) | **(151,406)** | (169,216) |
| Decrease in investments | **-** | - | **-** | 98,700 |
| | **(53,144)** | (74,871) | **(151,406)** | (70,516) |
| **Cash from financing activities** | | | | |
| Net proceeds from issue of shares | **-** | 300,000 | **2,656,823** | 300,000 |
| **Increase (decrease) in cash and cash equivalents** | **(248,393)** | 69,071 | **1,889,358** | (582,015) |
| **Cash and equivalents – beginning of period** | **2,248,795** | 220,546 | **111,044** | 871,632 |
| **Cash and equivalents – end of period** | **2,000,402** | 289,617 | **2,000,402** | 289,617 |
| **Supplemental non-cash financing information** | | | | |
| Shares issued on conversion of advances | **-** | - | **78,877** | - |

For a complete description of the Company's accounting policies and disclosures, please refer to the 2002 audited financial statements. These audited financial statements and the notes thereto are available from the Company's web site at: http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2002 Annual Report will be provided.

## 1. Significant Accounting Policies

The Interim Financial Statements follow the same significant Accounting Policies as the most recently completed financial year-end.

## 2. Mining Claims and Deferred Exploration

| | Atocha, Bolivia | Vizcachitas, Chile | Other | Total |
|---|---|---|---|---|
| December 31, 2002 | $5,890,569 | $5,807,855 | $160,132 | $11,858,556 |
| Exploration | 38,953 | - | 112,453 | 151,406 |
| Write-down | (877,022) | (807,855) | - | (1,684,877) |
| September 30, 2003 | $5,052,500 | $5,000,000 | $272,585 | $10,325,085 |

**a)** During the nine months ended September 30, 2003, the Company entered into an agreement with Esperanza Silver Corporation (Esperanza) to exchange its ownership interests in the Atocha silver property located in the Province of Cochabamba, in west central Bolivia for 4 million common shares, representing approximately 19.3% of Esperanza's outstanding shares, and 4 million common share purchase warrants and a payment of US$50,000. Each warrant is exercisable to acquire one common share of Esperanza upon payment of $1.05 and will be exercisable for two years from the date of issue. Closing of the transaction is subject to certain conditions including due diligence and regulatory approvals.

Management has reviewed the carrying value of the Atocha property in the context of this sale agreement and has written down its interest to reflect the proceeds of disposition, resulting in a charge to operations amounting to $877,022.

**b)** Subsequent to September 30, 2003, the Company entered into an agreement with Lumina Copper Corporation (Lumina to exchange its ownership interests in the Vizcachitas copper project located 80 km northeast of Santiago, Chile for 500,000 common shares, representing approximately 5% of Lumina's outstanding shares, and 500,000 common share purchase warrants. Each warrant is exercisable to acquire one common share of Lumina upon payment of $3.20 and will be exercisable for four years from the date of issue. Lumina is offering 500,000 shares and warrants with a guaranteed minimum value of $5.0 million within 48 months of the closing date. In the event that the combined value of the Lumina shares and the warrants does not exceed $5.0 million during this 48 month period, then on the expiry thereof, Lumina will pay the Company the difference between their combined value at the time and $5.0 million. Should Lumina not fulfill the payment obligation at that time then all of the rights, title and interests in Vizcachitas will be returned to the Company. This agreement is subject to, among other things, receipt of regulatory approval.

Management has reviewed the carrying value of the Vizcachitas property in the context of this sale agreement and has written down its interest to reflect the proceeds of disposition, resulting in a charge to operations amounting to $807,855.

## 3. Capital Stock

| | Common Shares | |
|---|---|---|
| | **Number** | **Amount** |
| Balance, December 31, 2001 | 37,770,000 | $52,135,510 |
| Issuance of common shares | 3,000,000 | 300,000 |
| Balance, December 31, 2002 | 40,770,000 | 52,435,510 |
| Issuance of common shares | 27,535,768 | 2,735,700 |
| Consolidation 10:1 | (61,475,193) | - |
| Balance, September 30, 2003 | 6,830,575 | $55,171,210 |

**a)** On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common share basis. All share and price per share amounts reflect the effect of the share consolidation applied retroactively.

**b)** During the nine months ended September 30, 2003, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. This debenture has been fully drawn down and has been converted into 243,577 post-consolidation common shares of the Company at an average price of $0.93 per share.

**c)** During the nine months ended September 30, 2003, the Company completed a $2.75 million financing consisting of 2.5 million post-consolidation units priced at $1.10 per unit. Each unit consists of one common share and one share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Company upon payment of the applicable exercise price which is initially $1.40 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

## 4. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at September 30, 2003 and December 31, 2002 includes:

| **Identifiable Assets** | **September 30, 2003** | December 31, 2002 |
|---|---|---|
| Canada | **$ 1,974,298** | $ 113,930 |
| Chile | **5,000,000** | 5,807,855 |
| Bolivia | **5,210,205** | 6,014,777 |
| Other | **171,895** | 72,199 |
| Total Assets | **$12,356,398** | $12,008,761 |

## 5. Stock-based Compensation

During the nine months ended September 30, 2003, the Company granted stock options to employees, directors and consultants to purchase up to 107,500 post-consolidation common shares at a price of $1.25 per share for a period of five years. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; volatility factor of the expected market price of the Company's common shares of 70%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vest at the date of the grant.

The following is the Company's pro forma loss with the fair value method applied to all options issued during the period:

| | | Three month period ended | | Nine month period ended | |
|---|---|---|---|---|---|
| | | **Sept 30, 2003** | Sept 30, 2002 | **Sept 30, 2003** | Sept 30, 2002 |
| Net loss for the period | As reported | **$1,842,884** | $194,343 | **$2,243,007** | $556,778 |
| | Pro forma | **$1,842,884** | $194,343 | **$2,310,507** | $556,778 |
| Basic and diluted loss per share | As reported | **$ 0.27** | $ 0.05 | **$ 0.43** | $ 0.15 |
| | Pro forma | **$ 0.27** | $ 0.05 | **$ 0.45** | $ 0.15 |

## 6. Loan Agreement

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. The loan matured on December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of Quest at a conversion price of $2.00 per share. The Company also issued to Quest a warrant to purchase up to 100,000 post-consolidation common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. In June 2003, this loan, together with accrued interest, was repaid in full.

## 7. Subsequent Event

Subsequent to September 30, 2003, the Company announced that it has entered into a term sheet relating to a "best efforts" $6.0 million financing consisting of 2 million units priced at $3.00 per unit by way of a private placement. Each unit consists of one common share and one share purchase warrant, exercisable for three years upon payment of $3.75 per share, subject to acceleration of the expiry date if the closing price of the Company's common shares is equal to or exceeds $4.50 for 20 consecutive trading days after the date which is four months after the closing date. The transaction is subject to regulatory approval and to the consent of a majority of the current shareholders of the Company.

GENERAL MINERALS CORPORATION

900-580 Hornby Street
Vancouver, B.C.
V6C 3B6

Ph: 604-684-0693
Fx: 604-684-0642

Website:www.generalminerals.com

Printed in Canada



# GENERAL MINERALS CORPORATION

Q2

2003

# *Dear Fellow Shareholders,*

The Second Quarter of 2003 has been an important one for General Minerals Corporation. The Quarter began with the announcement that Ranger Minerals Ltd. of Australia had completed the sale of their control block of 19.5 million shares of General Minerals. In early May we announced that we had secured a loan financing for US$300,000 that was to be used for general corporate purposes, including further exploration work and project development. The loan enabled the Company to pursue other financing options. To facilitate financing, the board then proposed that the Company should undergo a 1 for 10 share consolidation. Later in May we announced that we had received conditional approval from the Toronto Stock Exchange for a $2.75 million equity financing facilitated by Global Resource Investments Ltd. of California. At the time I stated that this was a major step for the Company and its shareholders and that the infusion of the new capital would allow the Company to refocus on its roots, mineral exploration. At our Annual and Special Meeting held in mid June our shareholders overwhelmingly approved the equity financing and the consolidation of the common shares.

The Company is now well established on a path that I believe will bring real value to our shareholders. General Minerals intends to be the company of choice for investors who want to have maximum exposure to mineral discovery potential. History has shown that the greatest increase in shareholder value is created when an exploration company has significant exploration success. Our strategy is to continue with our own in-house expertise to identify properties with discovery potential and then seek joint venture partners to fund further exploration. At the same time we will be assisting new groups of geologists to form companies and develop early stage exploration projects in exchange for equity participation in these companies. This is a unique, two pronged approach that I firmly believe increases our opportunities for discovery success that will ultimately benefit our shareholders.

During the Quarter we acquired an interest in five State leases that comprised approximately 2,500 acres at our Dragoon copper porphyry prospect in southern Arizona following the location of anomalous geophysical results in our initial reconnaissance. The geophysics that we performed consisted of reconnaissance Self Potential and indicated the presence of an anomaly that was consistent with the existence of sulphide mineralization. It is interpreted that this anomaly is related to the porphyry copper/skarn environment that had been identified through drilling by earlier explorers in other parts of the property. Further geology and geophysics is planned prior to seeking a joint venture partner. The Company is also going to initiate exploration at its Gold Coin property in the Third Quarter. A broader reconnaissance program is also under way within the USA for gold-silver-copper targets.

In Bolivia we have continued to hold our high grade silver project, Atocha, while we seek a suitable joint venture partner. We are also continuing a reconnaissance program for new silver-gold-copper targets with the view of acquiring a number of new properties.

The Company is seeking a suitable partner for its large Vizcachitas porphyry property in Chile. The rising copper price and reduction in copper stockpiles increases the value of this property with its drilled resource base.

The Company is talking to a number of interested parties regarding the possibility of setting up new satellite exploration companies in which General Minerals would hold an equity interest and provide appropriate expertise. This is the second prong of our two pronged exploration approach.

At our Annual Meeting, five board members were elected including two new members, Mr. Murray Sinclair and Mr. Michael Winn. Two new officers were also appointed. Dr. Lawrence Dick, Executive Vice President, was welcomed back to the Company and Mr. William Filtness was appointed as our new CFO.

I believe the Company is well positioned to increase shareholder value in the months ahead and thank you for your continuing support and encourage you to remain in contact with us through your questions and phone calls. I am always available to speak with you and welcome the opportunity of keeping you informed of our progress.

Sincerely,

Ralph Fitch
*President and CEO*

At the Company's Annual General Meeting held on June 16, 2003, the shareholders approved a capital reorganization, and the Board has implemented a share consolidation on a ten (old shares) for one (new share) basis. The purpose of this capital reorganization was to better position the Company to attract the financing required to fund its ongoing operations and commitments, and to enable the Company to pursue additional opportunities. In the following discussion, all share and price per share amounts reflect the effect of the share consolidation applied retroactively.

*Operating Results*

During the six months ended June 30, 2003, the Company reported a net loss of $400,123 ($0.09 per share) compared to a net loss of $362,435 ($0.10 per share) reported in the six months ended June 30, 2002. The 2002 comparative loss includes gains recognized on the disposal of certain non-strategic assets amounting to $354,650, offset by mining claims write-downs amounting to $146,204. Depreciation and amortization decreased significantly from $115,974 in 2002 to $5,168 in 2003, as the majority of the assets in South America were either sold or fully depreciated during 2002. General and administrative expenses decreased marginally to $416,303 in 2003 compared to $436,611 for the same period in 2002 as discretionary expenses were kept to a minimum in both periods. The 2003 expense includes $83,405 in legal expense incurred principally in connection with various financing arrangements.

*Financing Activities and Capital Expenditures*

During the six months ended June 30, 2003, the Company completed a number of financings to raise an aggregate $2,656,823, compared to $nil raised in the same period of 2002. The 2003 amount includes net proceeds of $2.5 million raised in a units offering which closed in June. This placement consists of 2.5 million units priced at $1.10 per share. Each unit consists of one common share and one share purchase warrant that is valid for five years and that entitles the holder to acquire one additional common share of the Company upon payment of the applicable exercise price which is initially $1.40 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

During the period, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. (Ranger). This debenture has been fully drawn down and has been converted by Ranger into 243,577 common shares of the Company at an average price of $0.93 per share.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. The loan had a maturity date of December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of Quest at a conversion price of $2.00 per share. The Company also issued to Quest a warrant to purchase up to 100,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. In June 2003, the Company repaid the loan and accrued interest in full.

Total exploration spending continued at a reduced level. Total exploration expenditures were $104,063 in 2003 of which $98,262 was directed toward specific projects and accumulated on the balance sheet as mining claims and deferred exploration. In the comparative period in 2002, the Company incurred $92,447 in total exploration of which $90,895 was included in mining claims and deferred exploration. The 2003 expenditures included $50,596 incurred in respect of the geophysical program conducted on the Dragoon copper porphyry prospect in Arizona.

*Liquidity and Capital Resources*

The Company's aggregate operating, investing and financing activities during the six months ended June 30, 2003 resulted in a net cash inflow in the amount of $2,137,751. As at June 30, 2003, the Company's cash balance stood at $2,248,795 and the Company had working capital of $2,201,315.

The Company continues to be dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects. Risks and uncertainties for the Company remain unchanged from those discussed in the Company's 2002 annual report.

*The accompanying financial statements have been approved by the Board of Directors*

## GENERAL MINERALS CORPORATION
## Consolidated Balance Sheets

**As at June 30, 2003**
*(Unaudited - Stated in Canadian Dollars)*

| | **June 30, 2003** | December 31, 2002 |
|---|---|---|
| | **$** | $ |
| **ASSETS** | | |
| **Current assets** | | |
| Cash & cash equivalents | **2,248,795** | 111,044 |
| Prepaids and other | **7,941** | 24,417 |
| | **2,256,736** | 135,461 |
| **Mining properties and equipment** | | |
| Mining claims and deferred exploration | **11,956,818** | 11,858,556 |
| Equipment | **379,306** | 379,306 |
| | **12,336,124** | 12,237,862 |
| Less: Accumulated depreciation | **(369,730)** | (364,562) |
| | **11,966,394** | 11,873,300 |
| | **14,223,130** | 12,008,761 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Accounts payable | **55,421** | 110,877 |
| Advance from shareholder | **-** | 78,877 |
| | **55,421** | 189,754 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** | | |
| Authorized | | |
| Common shares, no par value, unlimited shares | | |
| Issued and outstanding | | |
| 6,830,575 and 4,077,000 common shares | **55,171,210** | 52,435,510 |
| **Contributed surplus** | **23,642** | 10,517 |
| **Deficit** | **(41,027,143)** | (40,627,020) |
| | **14,167,709** | 11,819,007 |
| | **14,223,130** | 12,008,761 |

## GENERAL MINERALS CORPORATION
## Consolidated Statements of Operations and Deficit

| For the periods ended: *(Unaudited - Stated in Canadian Dollars)* | **Three Month Period Ended June 30, 2003** | Three Month Period Ended June 30, 2002 | **Six Month Period Ended June 30, 2003** | Six Month Period Ended June 30, 2002 |
|---|---|---|---|---|
| | **$** | $ | **$** | $ |
| **Exploration expenditures** | | | | |
| Exploration | **61,442** | (36,689) | **104,063** | 92,447 |
| Less: Mining claims and deferred exploration | **(62,745)** | - | **(98,262)** | (90,895) |
| | **(1,303)** | (36,689) | **5,801** | 1,552 |
| **Other (income) and expenses** | | | | |
| General and administrative | **311,982** | 142,490 | **416,303** | 436,611 |
| Depreciation and amortization | **2,521** | 82,609 | **5,168** | 115,974 |
| Write-off of mining claims | **-** | 146,204 | **-** | 146,204 |
| Interest (income) | **(34)** | (173) | **(106)** | 135 |
| Gain on asset disposal | **-** | (98,761) | **-** | (354,650) |
| Other income | **(24,482)** | - | **(24,482)** | - |
| Foreign currency (gain) loss | **(17,649)** | 14,020 | **(15,686)** | 16,609 |
| Stock-based compensation expense | **13,125** | - | **13,125** | - |
| | **285,463** | 286,389 | **394,322** | 360,883 |
| **Net loss for the period** | **(284,160)** | (249,700) | **(400,123)** | (362,435) |
| **Deficit – beginning of period** | **(40,742,983)** | (38,318,571) | **(40,627,020)** | (38,205,836) |
| **Deficit – end of period** | **(41,027,143)** | (38,568,271) | **(41,027,143)** | (38,568,271) |
| **Basic and diluted loss per share** | **(0.06)** | (0.07) | **(0.09)** | (0.10) |
| **Weighted average shares outstanding** | **4,489,038** | 3,777,000 | **4,321,229** | 3,777,000 |

## GENERAL MINERALS CORPORATION
## Consolidated Statements of Cash Flows

| For the periods ended: *(Unaudited - Stated in Canadian Dollars)* | **Three Month Period Ended June 30, 2003** | Three Month Period Ended June 30, 2002 | **Six Month Period Ended June 30, 2003** | Six Month Period Ended June 30, 2002 |
|---|---|---|---|---|
| | **$** | $ | **$** | $ |
| **Cash flows from operating activities** | | | | |
| Net loss for the period | **(284,160)** | (249,700) | **(400,123)** | (362,435) |
| Depreciation and amortization | **2,521** | 228,813 | **5,168** | 262,178 |
| Decrease in prepaids and other | **13,712** | 11,183 | **16,476** | 57,700 |
| Increase (decrease) in accounts payable | **(15,991)** | 2,110 | **(55,456)** | (612,884) |
| Stock based compensation | **13,125** | - | **13,125** | - |
| | **(270,793)** | (7,594) | **(420,810)** | (655,441) |
| **Cash from investing activities** | | | | |
| Mining properties and equipment | **(62,745)** | (3,450) | **(98,262)** | (94,345) |
| Decrease in investments | **-** | - | **-** | 98,700 |
| | **(62,745)** | (3,450) | **(98,262)** | 4,355 |
| **Cash from financing activities** | | | | |
| Net proceeds from issue of shares | **2,508,490** | - | **2,656,823** | - |
| Increase (decrease) in cash and cash equivalents | **2,174,952** | (11,044) | **2,137,751** | (651,086) |
| Cash and equivalents - beginning of period | **73,843** | 231,590 | **111,044** | 871,632 |
| Cash and equivalents – end of period | **2,248,795** | 220,546 | **2,248,795** | 220,546 |
| **Supplemental non-cash financing information** | | | | |
| Shares issued on conversion of advances | **-** | - | **78,877** | - |

For a complete description of the Company's accounting policies and disclosures, please refer to the 2002 audited financial statements. These audited financial statements and the notes thereto are available on the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2002 Annual Report will be provided.

## 1. Significant Accounting Policies

The Interim Financial Statements follow the same significant Accounting Policies as the most recently completed financial year-end.

## 2. Shareholders' Equity

| | Common Shares | |
|---|---|---|
| | Number | Amount |
| Balance, December 31, 2001 | 37,770,000 | $ 52,135,510 |
| Issuance of common shares | 3,000,000 | 300,000 |
| Balance, December 31, 2002 | 40,770,000 | 52,435,510 |
| Issuance of common shares | 27,535,768 | 2,735,700 |
| Consolidation 10:1 | (61,475,193) | - |
| **Balance, June 30, 2003** | **6,830,575** | **$55,171,210** |

**a)** On June 27, 2003, the issued and outstanding shares of the Company were consolidated on a one (1) new common share for ten (10) old common shares basis. All share and price per share amounts reflect the effect of the share consolidation applied retroactively.

**b)** During the period, the Company issued a convertible debenture in the amount of US$150,000 to its former majority shareholder, Ranger Minerals Ltd. This debenture has been fully drawn down and has been converted into 243,577 post-consolidation common shares of the Company at an average price of $0.93 per share.

**c)** During the period, the Company completed a $2.75 million financing consisting of 2.5 million post-consolidation units priced at $1.10 per share. Each unit consists of one common share and one share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Company upon payment of the applicable exercise price which will initially be $1.40 per share, and which will increase on an annual basis up to $2.05 per share in year five. The Company paid a $250,000 finder's fee in connection with this financing.

## 3. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at June 30, 2003 and December 31, 2002 includes:

| Identifiable Assets | June 30, 2003 | December 31, 2002 |
|---|---|---|
| Canada | **$2,210,924** | $113,930 |
| Chile | **5,813,793** | 5,807,855 |
| Bolivia | **6,050,699** | 6,014,777 |
| Other | **147,714** | 72,199 |
| Total Assets | **$14,223,130** | $12,008,761 |

## 4. Stock-based Compensation

During the period, the Company granted stock options to employees, directors and consultants to purchase up to 107,500 post-consolidation common shares at a price of $1.25 per share for a period of five years. Accordingly, the fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.5%; volatility factor of the expected market price of the Company's common shares of 70%; and a weighted average expected life of the options of 5 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed in the current period as the options vest at the date of the grant.

The following is the Company's pro forma loss with the fair value method applied to all options issued during the period:

| | | Three month period ended | | Six month period ended | |
|---|---|---|---|---|---|
| | | **June 30, 2003** | June 30, 2002 | **June 30, 2003** | June 30, 2002 |
| Net loss for the period | As reported | **$284,160** | $249,700 | **$400,123** | $362,435 |
| Pro forma | | **$351,660** | $249,700 | **$467,623** | $362,435 |
| Basic and diluted loss per share | As reported | **$ 0.06** | $ 0.07 | **$ 0.09** | $ 0.10 |
| Pro forma | | **$ 0.08** | $ 0.07 | **$ 0.11** | $ 0.10 |

## 5. Loan Agreement

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. The loan had a maturity date of December 31, 2004, bore interest at 1% compounded and payable monthly, and was convertible into common shares of the Company at the option of Quest at a conversion price of $2.00 per share. The Company also issued to Quest a warrant to purchase up to 100,000 post-consolidation common shares of the Company at any time on or before December 31, 2004 upon payment of $1.50 per share. In June 2003, this loan, together with accrued interest, was repaid in full.

**General Minerals Corporation**

4610 South Ulster Street
Suite 150
Denver, Colorado 80237

Ph: 303-488-3304
Fx: 303-758-2063

Website:www.generalminerals.com


Printed in Canada

# GENERAL MINERALS CORPORATION

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that the Annual and Special Meeting (the "Meeting") of the Shareholders of **GENERAL MINERALS CORPORATION** (the "Corporation") will be held at the offices of Gowling Lafleur Henderson LLP, Suite 5800, Scotia Plaza, 40 King Street West, Toronto, Ontario on Monday, June 16, 2003 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2002, together with the auditors' report thereon;

2. to elect the directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to consider and, if thought appropriate, to pass a special resolution authorizing the consolidation of the common shares of the Corporation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized, in the form of the resolution attached as Schedule A to the accompanying management information circular;

5. to consider and, if thought appropriate, pass, with or without variation, a resolution to approve, in advance, the issuance by the Corporation of common shares in one or more private placements; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

**BY ORDER OF THE BOARD**

Denver, Colorado
May 14, 2003

Ralph G. Fitch
President

## GENERAL MINERALS CORPORATION

## MANAGEMENT INFORMATION CIRCULAR

### SOLICITATION OF PROXIES

This management information circular (this "Circular") is furnished in connection with the solicitation by management of General Minerals Corporation (the "Corporation") of proxies to be used at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation to be held at the offices of Gowling Lafleur Henderson LLP, Suite 5800, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada on Monday, June 16, 2003 at 4:00 p.m. (Toronto time), and at all adjournments thereof, for the purposes set forth in the notice of the Meeting that accompanies this Circular (the "Notice of Meeting"). It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of the Corporation. Such persons will not receive any extra compensation for such activities. The Corporation may also retain, and pay a fee to, one or more proxy solicitation firms to solicit proxies from the shareholders of the Corporation in favour of the matters set forth in the Notice of Meeting. The Corporation may pay brokers or other persons holding common shares of the Corporation in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and the Circular to beneficial owners of common shares and obtaining proxies therefor. **THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.** The total cost of the solicitation will be borne by the Corporation.

### APPOINTMENT AND REVOCATION OF PROXIES

**THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ACCOMPANYING THIS CIRCULAR ARE DIRECTORS OF THE CORPORATION. A SHAREHOLDER OF THE CORPORATION HAS THE RIGHT TO APPOINT A PERSON OTHER THAN THE PERSONS SPECIFIED IN SUCH FORM OF PROXY (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND AND ACT FOR SUCH SHAREHOLDER AND ON BEHALF OF SUCH SHAREHOLDER AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS SPECIFIED IN THE FORM OF PROXY, INSERTING THE NAME OF THE PERSON TO BE APPOINTED IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY, SIGNING THE FORM OF PROXY AND RETURNING IT IN THE MANNER SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING.**

A shareholder who has given a proxy may revoke it: (i) by depositing an instrument in writing, including another completed form of proxy, executed by such shareholder or shareholder's attorney authorized in writing, with CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 or at the registered office of the Corporation up to 5:00 p.m. (Toronto time) on the last business day preceding the date of the Meeting or any adjournment thereof; (ii) by depositing such instrument in writing with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (iii) in any other manner permitted by law.

### EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions contained therein. **IN THE ABSENCE OF SUCH SPECIFICATIONS, SUCH SHARES WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

**RECORD DATE**

The directors have fixed May 12, 2003 as the record date for the determination of shareholders entitled to receive notice of the Meeting. Only shareholders of record on such record date are entitled to vote at the Meeting.

**VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF**

As of May 12, 2003, there were 43,205,768 common shares of the Corporation issued and outstanding. Each common share has the right to one vote on each matter at the Meeting.

As of May 12, 2003, to the knowledge of the directors and officers of the Corporation, the only persons, or companies which beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding common shares of the Corporation were as follows:

| Name | Number of Common Shares Beneficially Owned | Percentage of Issued and Outstanding Common Shares |
|---|---|---|
| Ranger Minerals Ltd | 4,435,768 | 10.3% |
| Exploration Capital Partners 2000 Limited Partnership | 8,500,000 | 19.7% |

**BUSINESS OF THE MEETING**

**Election of Directors**

At the Meeting, five directors will be elected. All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors. Management of the Corporation does not contemplate that any nominee will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

| Nominee | Positions(s) held with Corporation | Principal Occupation | Year became a Director | Number of Common Shares Owned[2] |
|---|---|---|---|---|
| Ralph G. Fitch [1] | President, Chief Executive Officer, Chairman, and Director | Officer of the Corporation | 1994 | 1,805,333 |
| Lawrence A. Dick[1] | Director | President, Continuum Resources Ltd. (resource company) | 1994 | 701,917 |
| Murray Sinclair | Nominee | President, Quest Investment Corporation (merchant banking company) | 2003 | 3,000,000[4] |
| Michael Winn | Nominee | President, Terrasearch Inc. (consulting company providing analysis on mining and energy companies) | 2003 | 0 |
| Tina M. Woodside[1] | Director | Partner, Gowling Lafleur Henderson LLP (law firm) | 2002 | 0 |

(1) Member of the Audit Committee.
(2) The information as to the number of common shares beneficially owned or over which control or direction is exercised has been furnished by the respective nominee.
(3) The Corporation does not have an Executive Committee.
(4) Owned by Quest Investment Corporation, of which Murray Sinclair is a director and President. In addition, Quest owns 1,000,000 warrants of General Minerals Corporation exercisable on or before December 31, 2004 upon payment of $0.15 per share.

All the foregoing persons have held their present principal occupations as set out above during the past five years except for Lawrence A. Dick who, prior to September 9, 2001, was Executive Vice-President, Exploration of the Corporation; Murray Sinclair who, prior to July 4, 2002, was President of Quest Ventures Ltd., which is a private merchant bank.

**Appointment of Auditors**

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants. Unless the shareholder has specified in the enclosed form of proxy that the shares represented by such proxy are to be withheld from voting in the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and to authorize the directors to fix the remuneration of the auditors. PricewaterhouseCoopers LLP, Chartered Accountants,

was first appointed as auditors of the Corporation on May 12, 1995.

## Consolidation of Common Shares

*General*

Shareholders are being asked to consider and, if thought fit, to pass the special resolution set forth in Schedule A hereto (the "Consolidation Resolution") authorizing the board of directors (the "Board") to consolidate the Corporation's common shares on the basis of one (1) new common share for each ten (10) common shares currently issued or authorized (the "Consolidation") and amending the Corporation's articles accordingly.

*Reasons for the Consolidation*

Authorization to implement the Consolidation is being sought by the Board in order to provide the Corporation with maximum flexibility in pursuing financing and other alternatives that may become available to it. As well, the Board believes the Consolidation may result in the Corporation being more comparable with certain other entities that compete with the Corporation for the attention of institutional investors. Implementation of the Consolidation is subject to regulatory approval and the approval of the Toronto Stock Exchange.

*Certain Risks Associated with Share Consolidation*

There can be no assurance that the total market capitalization of the Corporation's common shares (the aggregate value of all common shares at the then market price) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation or that the per share market price of the Corporation's common shares following the Consolidation will remain higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. Further, there can be no assurance that, if the Consolidation is implemented, the Corporation will be successful in obtaining additional financing or receiving increased attention from institutional investors.

In addition, a decline in the market price of the Corporation's common shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation, and the liquidity of the common shares could be adversely affected following such a Consolidation.

*Principal Effects of the Consolidation*

If approved and implemented, the Consolidation will occur simultaneously for all of the Corporation's common shares and the consolidation ratio will be the same for all of such shares. The Consolidation will affect all shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Corporation, except to the extent that the Consolidation would otherwise result in any shareholder owning a fractional share. To the extent that the Consolidation would result in a shareholder owning a fractional share, no such fractional share will be issued but rather the shareholder will be paid an amount equal to the number of common shares that would otherwise result in the fractional share multiplied by the closing price of the common shares of the Corporation on the last day of trading immediately preceding the date upon which the articles of amendment become effective. Such cash payments will reduce the number of post-consolidation shareholders to the extent there are shareholders who otherwise would be entitled to receive less than one common share of the Corporation after the Consolidation. In addition, the Consolidation will not affect any shareholder's proportionate voting rights (subject to the

treatment of fractional shares). Each common share outstanding after the Consolidation will be entitled to one vote and will be fully paid and non-assessable.
The principal effects of the Consolidation will be that:

- the number of common shares of the Corporation issued and outstanding will be reduced from approximately 43,205,768 common shares as of May 12, 2003 to approximately 4.3 million shares;
- the exercise price and/or the number of common shares of the Corporation issuable under any of the Corporation's outstanding stock options and any other similar securities, will be proportionately adjusted upon the Consolidation based on the consolidation ratio; and
- the number of common shares reserved for issuance under the Corporation's Stock Option Plan will be reduced proportionately based on the consolidation ratio.

In addition, the Consolidation may result in some shareholders owning "odd lots" of less than 100 common shares of the Corporation on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in "board lots" of even multiples of 100 shares.

*Implementation of the Consolidation*

If approval of the shareholders and the Toronto Stock Exchange is obtained, the Consolidation will take place shortly following the Meeting at such time as the Board may determine. Shareholders will be notified of the record date and the effective date of the Consolidation, and registered shareholders will receive a Letter of Transmittal advising them as to how to exchange their certificates representing pre-consolidation shares for certificates representing post-consolidation shares if they wish to do so. Shareholders will not be required to obtain new share certificates.

Notwithstanding the approval by the shareholders, the Board may, in its discretion and without further shareholder action, revoke the Consolidation Resolution and not implement the Consolidation.

*Vote Required and Recommendation of the Board of Directors*

**For the reasons indicated above, the Board is of the opinion that the Consolidation is in the best interests of the shareholders and the Corporation, and therefore recommends that shareholders vote FOR the Consolidation Resolution.** In order to pass the Consolidation Resolution authorizing the Consolidation, at least two thirds of the votes cast at the Meeting must be voted FOR the resolution. The text of the Consolidation Resolution is set forth in Schedule A to this circular.

**Advance Shareholder Approval of Private Placements**

Under the rules of the Toronto Stock Exchange ("TSX"), the aggregate number of shares of a listed company that may be issued or made subject to issuance (i.e. issuable under a share purchase warrant, option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"). The application of the TSX 25% Rule may therefore restrict the availability of funds that the Corporation may wish to raise in the future by private placement of its securities.

In particular, management of the Corporation considers it to be in the best interests of the Corporation to

retain flexibility for the Corporation to raise working capital and exploration and development money by way of private placement financing, if necessary. The TSX has a working practice that it will accept advance approval by the shareholders in anticipation of private placement transactions that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital at May 12, 2003 was 43,205,768 common shares. The Corporation proposes that the maximum number of common shares that would be subject to issue under one or more private placement transactions in the next 12 month period not exceed 40,000,000 common shares (which number would be reduced to 4,000,000 if the proposed share consolidation is effected).

Any private placement undertaken by the Corporation under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Corporation;

(b) it cannot materially affect control of the Corporation;

(c) it must be completed within a 12 month period following the date the advance shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX, which currently require that the price per security must not be lower than the closing market price of the security on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price") less the applicable discount, as follows:

| **Market Price** | **Maximum Discount** |
|---|---|
| $0.50 or less | 25% |
| $0.51 to $2.00 | 20% |
| Above $2.00 | 15% |

In any event, the TSX retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will "materially affect control", in which case specific shareholder approval may be required.

It is possible that the Corporation may have the opportunity to enter into one or more private placements in the next 12 months that will make issuable such number of its treasury shares, taking into account any common shares of the Corporation that may be issued upon exercise of any warrants or options granted in connection with such private placements, that will exceed the TSX 25% Rule. **The directors of the Corporation believe that passing of this resolution is in the best interests of the Corporation and unanimously recommend that shareholders vote FOR the resolution.** In the event the resolution is not passed, the TSX will not approve any private placement transactions that result in the issuance or possible issuance of a number of shares that exceeds the TSX 25% Rule, without specific shareholder approval. Such restriction could impede the Corporation's timely access to required funds and may increase the costs associated with any issuances of its securities.

If no choice is specified in the proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting FOR this resolution. In order to be effective, this resolution must be approved by a majority of votes cast in respect thereof at the Meeting.

## STATEMENT OF EXECUTIVE COMPENSATION

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long term compensation for services in all capacities to the Corporation and its subsidiaries for the fiscal years ended December 31, 2002, 2001, and 2000 (to the extent required by the Regulation) in respect of the individual who was, at December 31, 2002, the Chief Executive Officer of the Corporation (the "Named Executive Officer"). There were no other executive officers of the Corporation in 2002 whose total salary and bonus exceeded $100,000.

### SUMMARY COMPENSATION TABLE

| | | | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | Annual Compensation | | | Awards | | Payouts | |
| **Name and Principal Position** | **Year** | **Salary[(1)] (US$)** | **Bonus ($)** | **Other Annual Compen-sation[(2)] ($)** | **Securities Under Options/ SARs Granted(#)** | **Restricted Shares or Restricted Share Units($)** | **LTIP Payouts ($)** | **All other Compen -sation[(3)] (US$)** |
| Ralph G. Fitch, President, Chief Executive Officer and Chairman | 2002<br>2001<br>2000 | 50,000<br>141,278<br>144,900 | ~<br>~<br>~ | ~<br>~<br>~ | 335,000<br>20,000<br>470,000 | ~<br>~<br>~ | ~<br>~<br>~ | 66,831<br>162,594<br>477 |

(1) Disclosed and paid in U.S. dollars.
(2) Value of perquisites and other personal benefits does not exceed the lesser of $50,000 and 10% of the annual salary and bonus.
(3) Disclosed and paid in U.S. dollars. Premium for Term Life Insurance plus severance payments paid, payable or accrued in 2002 pursuant to employment contracts. Actual amount paid in 2001 was US$104,335 to Mr. Fitch.

### Share Option Plan

The Corporation established the Share Option Plan during 1995 for the benefit of full-time and part-time employees, officers and directors of the Corporation and affiliated companies which may be designated from time to time by the board of directors.

Under the share option plan (the "Share Option Plan") of the Corporation, options for the purchase of common shares may be granted to employees and directors of the Corporation and designated affiliates. Subject to the requirements of the Share Option Plan, the directors have the authority to select those directors and employees to whom options will be granted, the number of options to be granted to each employee and director and the price at which common shares may be purchased. The exercise price for purchasing common shares cannot be less than the closing price of the common shares on the TSX on the last trading day immediately preceding the date of grant of such option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date to be determined by the directors at the time the option is granted, which date will not be later than 10 years from the date the option was granted. Each option becomes exercisable as to 33 1/3% on a cumulative basis, at the end of each of the first, second and third years following the date of grant, except to the extent earlier vesting is

determined by the directors. The aggregate number of common shares reserved for issuance to any one person shall not exceed 5% of the common shares then outstanding. In any event, the aggregate number of common shares made available under the Share Option Plan shall not exceed 4,700,000 common shares. Since the inception of the Share Option Plan, options to purchase 170,000 common shares have been exercised.

The following table (presented in accordance with the Regulation) sets forth stock options granted under the Share Option Plan during the fiscal year ended December 31, 2002 to the Named Executive Officer:

**OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR**

| Name | Securities Under Options Granted | % of Total Options Granted to Employees in Financial Year | Exercise Price[1] ($/Security) | Market Value of Securities Underlying Options on Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Ralph G. Fitch | 335,000 | 34.2 | 0.085 | 0.085 | Feb 12, 2007 |

(1) The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation's share capital and will be adjusted if the proposed share consolidation is effected.

The following table (presented in accordance with the Regulation) sets forth details of the fiscal year-end value of unexercised options on an aggregated basis:

**FISCAL YEAR-END OPTION VALUES**

| Name | Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable | Value of Unexercised In-the-Money Options at Fiscal Year-End [1] ($) Exercisable/Unexercisable |
|---|---|---|
| Ralph G. Fitch | 1,070,000 / 200,000[2] | $5,025/0 |

(1) The value of unexercised options was calculated using the closing price of the common shares on the TSX on December 31, 2002, less the exercise price of the stock options.

(2) These options vest upon the date a bankable feasibility study or similar document is completed on a property in which the Corporation has an interest.

## Employment Contracts

The only Named Executive Officer currently employed by the Corporation is Mr. Fitch, who is employed at an annual salary of US$50,000. Under the terms of Mr. Fitch's employment arrangement with the Corporation, Mr. Fitch's employment may be terminated by either the Corporation or by Mr. Fitch upon 30 days written notice without additional compensation or consideration.

## Directors and Officers Liability Insurance

The Corporation maintains directors and officers liability insurance for the officers and directors of the

Corporation which provides coverage in the amount of $1,000,000 in each policy year. The deductible amount on the policy is $50,000 and the total annual premium for the policy is $12,500.

**Compensation of Directors**

No remuneration was paid during 2002 to directors of the Corporation in their capacities as directors. Directors of the Corporation are eligible to participate in the Share Option Plan. During the year ended December 31, 2002, options to acquire a total of 200,000 common shares were granted to four non-management directors of the Corporation at an exercise price of $0.085. A grant to one director who was an executive officer of the Corporation at the time of such grant is disclosed elsewhere in this Circular.

**Report on Executive Compensation For the Year Ended December 31, 2002**

The Corporation's executive compensation programme (the "Programme") is administered by the board of directors. The Programme is designed to provide both current and long term rewards to the Corporation's executive officers that are consistent with their individual performance and contribution to the Corporation's objectives. The Programme consists of a combination of base salary, share options and perquisites such as term life, disability and health insurance. Compensation is determined based on the executive's level of responsibility, the importance of the position to the Corporation and the individual's contributions to the Corporation's performance. Levels of compensation are directly related to the Corporation's financial condition and corporate performance, which is measured in relation to achievement of exploration and development objectives, as well as relative performance within the financial markets.

Options to acquire common shares under the Share Option Plan have been given increasingly greater consideration when establishing executive compensation given the Corporation's limited financial resources. The Share Option Plan is designed to provide executives with a long-term incentive to achieve the Corporation's mission and contribute to shareholder value.

In 2001, the base salary of Mr. Fitch was reduced by approximately 30% to reflect the state of the industry and management's objective to control cash outflows. In 2002, Mr. Fitch's salary was voluntarily further reduced to US$50,000 per year as a reflection of the Corporation's financial condition. Currently, Mr. Fitch is the only executive officer of the Corporation.

The foregoing report was furnished by the board of directors of the Corporation.

## SHAREHOLDER RETURN PERFORMANCE GRAPH

The chart below compares the percentage change in the cumulative total shareholder return on a $100 investment in common shares to the cumulative total shareholder return of the S&P/TSX Composite Index for the five-year period commencing December 31, 1997 and ending December 31, 2002.

**COMPARISON OF CUMULATIVE TOTAL SHAREHOLDER RETURN ON A $100 INVESTMENT IN COMMON SHARES OF THE CORPORATION AND THE S&P/TSX COMPOSITE INDEX**



$140
$120
$100
$80
$60
$40
$20
$0
Dec 97
Dec 98
Dec 99
Dec 00
Dec 01
Dec 02
The Corporation
The S&P/TSE Composite Index


## STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX has adopted the guidelines (the "TSX Guidelines") that require every TSX listed company to disclose on an annual basis its approach to corporate governance and explain the differences between the company's governance system and the TSX Guidelines. However, the TSX does not require listed Canadian companies to adopt the TSX Guidelines.

### Mandate of the Board

The mandate of the board of directors of the Corporation is to manage the business and affairs of the Corporation. The Board met formally 4 times during 2002 and acted 3 additional times through unanimous resolution. Meetings were scheduled as necessary to review and consider significant impending actions of the Corporation. Additionally, in 2003 there were and will continue to be, numerous informal informative discussions between the executive director and the non-executive directors.

## Composition of the Board

The Board is currently composed of three directors. In conjunction with its original acquisition of shares of the Corporation, Ranger Minerals Ltd. ("Ranger") proposed two nominees to the Board, Mr. Guy Travis and Mr. John Christie. In March 2003, Ranger disposed of a majority of its interest in the Corporation to a group of investors and, in conjunction therewith, Messrs. Travis and Christie resigned as directors of the Corporation. Five directors are proposed to be nominated by management for election as directors at the Meeting, two of whom are nominees of certain investors who purchased certain of the common shares of the Corporation sold by Ranger.

At present one of the members of the Board is an executive officer of the Corporation. The Board considers it important for this senior executive to be involved in the deliberations and decisions of the Board given his expertise and the present stage of development of the Corporation. The Board has concluded that all but one of its members is unrelated, as defined in the TSX Guidelines. Mr. Fitch is the Chairman, President and Chief Executive Officer of the Corporation. In the view of the Board, this relationship does not impair the ability of the Board to act independently of management.

## Nominating Committee and Board Assessment

The Corporation does not maintain a nominating committee. The full Board is responsible for nominating and assessing the effectiveness of the Board, its committees and individual directors. The Board did not consider it necessary to formally assess the effectiveness of the Board in 2002. The Board is sufficiently small to permit all directors to have input on matters on a regular basis and to informally assess the performance of the Corporation throughout the year.

## Compensation of Directors

Mr. Fitch is compensated under the terms of his employment agreement. Non-executive directors are eligible to participate in the Share Option Plan. No remuneration is paid to directors of the Corporation in their capacities as directors.

## Committees

The Board had one committee during 2002: the Audit Committee. The Audit Committee consists of three members, two of whom are non-executive and unrelated directors. The Audit Committee reviews the annual financial statements and the interim financial statements and recommends their approval by the full Board. The Audit Committee considers the nature and scope of the annual audit, evaluates the performance of the external auditors and recommends the appointment of the independent accountants. This committee also considers the adequacy of internal controls implemented by management. During 2002, the Audit Committee was comprised of Messrs. Fitch, Dick and Christie, with Mr. Christie serving as chairman. The Audit Committee is currently comprised of Messrs. Fitch and Dick and Ms. Woodside, with Mr. Dick serving as chairman.

## Expectations of Management

The Board believes it is critical that management of the Corporation provides complete and accurate information with respect to the business and affairs of the Corporation and an analysis of the minerals exploration industry. The Board believes that, to date, management has provided detailed information that has allowed the Board to be effective in supervising the business and affairs of the Corporation.

**Approval By Board**

The Board has no formal policy setting out what specific matters must be brought by management to the Board for approval. However, there is a clear understanding between management and the Board through historical experience and accepted practice that all transactions or matters of a material nature must be presented by management for approval by the Board.

It has been the experience to date of the Board that they have been kept well informed as to the business and affairs of the Corporation and that the matters that have been brought forward for their approval have been appropriate.

**Shareholder Feedback**

The Corporation maintains an investor relations person to respond to inquiries from shareholders and other interested parties. In addition, other appropriate officers of the Corporation provided information to shareholders from time to time throughout 2002.

**Review of TSX Guidelines**

*Does GMC Align?*

*1. Board should explicitly assume responsibility for stewardship of the Corporation and specifically for:*

*Yes* *(a) adoption of strategic planning process*

The Corporation's primary business focus is to explore for and develop high-value copper and precious metals, primarily in Chile, Bolivia and the United States. It is also presently developing oil and gas and copper and gold interests in the United States. The strategic planning process is used to identify new exploration opportunities and to assist in the evaluation of projects as they move from the exploration to the eventual production phase. An updated strategic plan is presented to the Board at the beginning of every calendar year and it is reviewed, discussed and updated throughout the year at subsequent Board meetings.

*Yes* *(b) identification of principle risks, and implementing risk management systems*

The strategic planning process itself assists the Board in the identification of the principal controllable risks of the Corporation and ensures that those risks are understood and appropriately managed by management.

*Yes* *(c) succession planning and monitoring senior management*

The President and CEO of the Corporation periodically reports to the Board on his evaluation and recommendation concerning senior management of the Corporation. At present, the only executive officer of the Corporation is the President and CEO. The Board approves the hiring of senior management when necessary and is responsible for supervising the President and CEO.

*Yes* *(d) communications policy*

Management, with the Board's concurrence, has appointed a manager of investor relations for the purpose of disseminating corporate information to shareholders and to the public on a timely basis. Questions are responded to quickly and, in selected cases, are referred over to appropriate senior management.

*Yes* *(e) integrity of internal control and management information systems*

Management is primarily responsible for maintaining internal controls and management information systems. The Board reviews all financial statements prior to their release and reviews financial information on a quarterly basis, or more often if required, throughout the year.

*Yes* *2. Majority of the directors should be "unrelated" (free from conflicting interests).*

The board of directors is currently composed of three members. One of these members is a member of the senior management of the Corporation and the others are unrelated directors under the TSX Guidelines. In fiscal 2002, two of the directors (Messrs. Travis and Christie) were nominees of Ranger, which then held more than 50% of the issued and outstanding common shares of the Corporation and, in conjunction with the disposition of the majority of Ranger's interest in the Corporation in March 2003, Messrs. Travis and Christie resigned as directors. At the Meeting, management has proposed the election of Messrs. Sinclair and Winn as directors of the Corporation. Mr. Sinclair is an associate of an investor that purchased a portion of Ranger's interest in the Corporation.

*Yes* *3. Disclose for each director whether he or she is related and how that conclusion was reached.*

The one member of the Board who is related under the TSX Guidelines is Ralph G. Fitch, Chairman, President and Chief Executive Officer of the Corporation. The other Board members are unrelated directors (as defined by the TSX) and are considered to be independent of management. During fiscal 2002, two Board members were nominees of Ranger, a significant shareholder, both of whom resigned in March 2003, in conjunction with the sale by Ranger of a majority of its interest in the Corporation. At the Meeting, management has proposed the election of Messrs. Sinclair and Winn as directors of the Corporation. Mr. Sinclair is an associate of an investor that purchased a portion of Ranger's interest in the Corporation. The Board is of the view that the Board is constituted with the appropriate number of directors who are not related to either the Corporation or its significant shareholder.

*No* *4. Appoint a committee responsible for appointment/assessment of directors, which should be comprised exclusively of non-management directors, the majority of whom are unrelated.*

The Corporation does not currently maintain a separate corporate governance or nominating committee. The entire Board assumes these roles.

*Yes* *5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.*

The Board monitors the quality of the relationship between management and the Board and recommends improvements, surveys the directors regarding the effectiveness of the Board and

reviews on an annual basis the Board composition, the committee constitution and agendas, and the contribution of individual directors.

*Yes* *6. Provide orientation and education programs for new directors.*

While there is no formal program in place for the orientation and education of new directors, when new directors are elected, such individuals meet with senior management and other directors in order to become familiar with the business and practices of the Corporation and also to become familiar with their responsibilities as directors of the Corporation.

*Yes* *7. Consider reducing the size of the Board with a view to improve effectiveness.*

During 2002, the Board was comprised of five directors and it is proposed that five directors be elected at the Meeting. In conjunction with the disposition by Ranger of a majority of its interest in the Corporation, two directors resigned in March 2003, reducing the number of directors temporarily to three. The Board believes its size of five directors and its representation is adequate to effectively carry out its responsibilities and to represent and protect the interests of the Corporation's shareholders.

*Yes* *8. Review compensation of directors in light of risks and responsibilities.*

The Board periodically reviews the adequacy and form of the directors' compensation. Directors are eligible to participate in the Corporation's Share Option Plan but do not receive any other form of compensation in their capacities as directors.

*Yes* *9. Committees of the Board should be composed outside directors, the majority of whom should be unrelated.*

The Corporation maintains an Audit Committee which is currently composed of three members, two of whom are unrelated directors.

*Yes* *10. The Board should expressly assume responsibility for developing the Corporation's approach to corporate governance issues.*

The Board is responsible for monitoring and managing any matters related to the corporate governance of the Corporation.

*11. Define limits to management's responsibilities by developing mandates for:*

*Yes* *(a) the Board*

As established by the *Canada Business Corporations Act*, the Board operates under the mandate of the Act with the primary responsibility to supervise the management of the business and the affairs of the Corporation.

*Yes* *(b) the Chief Executive Officer*

As part of the annual strategic planning process, the Board defines the mandate of the CEO. Consequently, the CEO is given broad power to manage the Corporation but such powers are limited by the terms of the resolution of the Board. That resolution delegates the responsibility to

management to approve certain transactions based on the Board approved annual operating budget.

*Yes* *(c) the Board should approve the CEO's corporate objectives*

As part of the previously discussed strategic planning process, the Board approves or develops the corporate objectives that the CEO is responsible for achieving.

*Yes* *12. Establish procedures to enable the Board to function independent of Management.*

The Board believes it has functioned and can continue to function independent of the management as required. If necessary or desirable, the Board will establish committees composed of directors who are considered to act independently with respect to the issues that are to be determined.

*Yes* *13 (a). Establish an Audit Committee with specifically defined mandate*

The Corporation has an Audit Committee that is responsible for assisting the Board with meeting its responsibilities regarding financial reporting by the Corporation. Additionally, the Audit Committee ensures that there are direct channels of communications between the Audit Committee and the external auditors of the Corporation, periodically reviews and reports to the Board whether management of the Corporation has designed and implemented effective internal control systems, and reviews and reports to the Board on all financial statements prepared by the Corporation.

*No* *13 (b). The Audit Committee should be comprised only of outside directors.*

The Audit Committee consists of three members, two of whom are outside directors.

*Yes* *14. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense.*

The directors, at their discretion, may at various times engage the services of an advisor or advisors, at the Corporation's expense, in those situations that are considered appropriate by the Board.

## INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

In September 2002, the Corporation sold 2,000,000 common shares to Ranger and 1,000,000 common shares to Mr. Fitch, for aggregate proceeds to the Corporation of $300,000. In addition, in December 2002, the Corporation issued to Ranger a convertible debenture, which debenture was subsequently drawn down in full for a total principal amount of US$150,000 and then was converted into an aggregate of 2,435,768 common shares of the Corporation in the first quarter of 2003. In March 2003, Ranger sold an aggregate of 19,500,000 common shares of the Corporation to certain investors; one of the nominees for election as director of the Corporation is an associate of certain of the investors who purchased shares from Ranger.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. Proceeds are to be used for general corporate purposes, including further exploration work and project development. The loan matures on

December 31, 2004, bears interest at 1% compounded and payable monthly (effective annual rate of 12.68%), and is convertible into common shares of the Company at the option of Quest at a conversion price of $0.20 per share (2,164,350 common shares). The Company also issued to Quest a warrant to purchase up to 1,000,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $0.15 per share.

Except for matters previously disclosed herein, there have been no material transactions entered into since January 1, 2002, or proposed to be entered into, that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation or a subsidiary of the Corporation, a proposed management nominee for election as a director of the Corporation, a principal shareholder of the Corporation or any associate or affiliate of any such persons or corporations.

## SHAREHOLDER PROPOSALS FOR NEXT MEETING

The *Canada Business Corporations Act*, which governs the Corporation, provides that shareholder proposals must be received by February 13, 2004 to be considered for inclusion in the proxy statement and the form of proxy for the 2004 annual meeting of shareholders, which is expected to be held on or about June 14, 2004.

## DIRECTORS' APPROVAL

The board of directors of the Corporation has approved the contents and the sending of this Circular.

**BY ORDER OF THE BOARD**

Denver, Colorado`
May 14, 2003

Ralph G. Fitch
President

## SCHEDULE A

## RESOLUTION TO APPROVE SHARE CONSOLIDATION ON A ONE FOR TEN BASIS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Corporation is hereby authorized to amend its articles of incorporation to provide that:

   (a) the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation on the basis of one (1) new common share for each ten (10) common shares currently issued or authorized;

   (b) in the event that the consolidation would otherwise result in the issuance of a fractional share, no fractional share shall be issued and the shareholder will be paid an amount equal to that number of pre-consolidation shares that would otherwise result in the fractional share, multiplied by the closing price of common shares of the Corporation on the last day of trading immediately preceding the date upon which the articles of amendment become effective;

   (c) to the extent permitted under applicable law, the right to receive payment of any amount in respect of a fractional share interest shall expire on the sixth anniversary date of the effective date of the consolidation, and any amounts payable in respect of fractional share interests which remain unclaimed on such date shall be forfeited to the Corporation; and

   (d) the effective date of such consolidation shall be the date shown in the certificate of amendment issued by the Director appointed under the *Canada Business Corporations Act* or such other date indicated in the articles of amendment.

2. Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this special resolution including, without limitation, the delivery of articles of amendment in the prescribed form to the Director appointed under the *Canada Business Corporations Act*, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

3. Notwithstanding that this special resolution has been passed by the shareholders of the Corporation, the board of directors of the Corporation be and is hereby authorized and empowered, without further approval of the shareholders of the Corporation, to revoke this resolution at any time before the certificate of amendment to be issued by the Director upon receipt of such articles of amendment becomes effective.

RECEIVED
2004 APR 29 A 11:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**GENERAL MINERALS CORPORATION**

**MATERIAL CHANGE REPORT**

Pursuant to: Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1.** **Reporting Issuer**

General Minerals Corporation (the "Corporation")
4610 South Ulster Street
Suite 150
Denver, CO
80237

**Item 2.** **Date of Material Change**

January 14, 2003

**Item 3.** **Press Release**

A press release was issued on January 15, 2003 and filed with The Toronto Stock Exchange.

**Item 4.** **Summary of Material Change**

The Corporation completed the issuance of a convertible debenture to Ranger Minerals Ltd. in the principal amount of up to US$150,000, convertible into common shares of the Corporation at a conversion price of: (i) $0.065 in respect of any Principal Amount for which a draw down notice is delivered by the Corporation on or before January 19, 2003; and (ii) the weighted average trading price of the common shares of the Corporation for the 20 trading days ended on the day prior to the day on which a draw down notice is delivered in respect of any Principal Amount for which such notice is delivered by the Corporation after January 19, 2003.

The convertible debenture matures on December 31, 2003 and is secured by a general security agreement.

**Item 5.** **Full Description of Material Change**

On January 14, 2003, the Corporation completed the issuance of a convertible debenture to its majority shareholder, Ranger Minerals Ltd, in the principal amount of up to US$150,000, convertible into common shares of the Corporation at a conversion price of: (i) $0.65 in respect of any Principal Amount for which a draw down notice is delivered by the Corporation on or before January 19, 2003; and (ii) the weighted average trading price of the common shares of the Corporation for the 20 trading days ended on the day prior to the day on which a draw down notice is delivered in respect of any Principal Amount for which such notice is delivered by the Corporation after January 19, 2003.

The convertible debenture matures on December 31, 2003 and is secured by a general security agreement entered into by the Corporation and Ranger Minerals Ltd.

The convertible debenture may be drawn down by the Corporation in whole or in part from time to time. To date, the Corporation has drawn down US$50,000 under the convertible debenture.

Ranger Minerals Ltd. currently owns 21,500,000 common shares of the Corporation, representing approximately 53% of the outstanding common shares of the Corporation. If the convertible debenture is fully converted for 3,582,000 common shares, Ranger Minerals Ltd. would own 25,082,000 common shares of the Corporation, representing approximately 57% of all common shares of the Corporation outstanding following such conversion on a non-diluted basis.

The net proceeds from the transaction are intended to be used for further exploration work, project development and general corporate purposes.

The issuance of the convertible debenture to Ranger Minerals Ltd. was approved by the directors of the Corporation, with Guy Travis, an officer and director of Ranger Minerals Ltd., abstaining from voting.

**Item 6.Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

N/A

**Item 7.** **Omitted Information**

No information has been omitted in respect of the material change.

**Item 8.** **Senior Officers**

Ralph G. Fitch
President and Chief Executive Officer

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Denver, Colorado, this 15th day of January, 2003.

**GENERAL MINERALS CORPORATION**

Per: ____________________
Ralph Fitch
Chairman, President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

# GENERAL MINERALS CORPORATION



## MATERIAL CHANGE REPORT

Pursuant to:
Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1.** **Reporting Issuer**

General Minerals Corporation (the "Corporation")
4610 South Ulster Street
Suite 150
Denver, CO
80237

**Item 2.** **Date of Material Change**

May 6, 2003

**Item 3.** **Press Release**

A press release was issued on May 8, 2003 and filed with The Toronto Stock Exchange.

**Item 4.** **Summary of Material Change**

The Corporation entered into loan financing with Quest Investment Corporation ("Quest") wherein Quest loaned US$300,000 to the Corporation. The loan matures on December 31, 2004 and is convertible into 2,164,350 common shares of the Corporation at the option of Quest at a deemed conversion price of Cdn$0.20 per share. In addition, Quest was issued a warrant exercisable to acquire 1,000,000 common shares upon payment of Cdn$0.15 per share on or before December 31, 2004.

The Corporation has also resolved to include a one for ten share consolidation proposal in its proxy circular for the Annual and Special Meeting to be held on June 16, 2003. Shareholders of the Corporation will be asked to consider and, if thought appropriate, pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized. The board decided on this course of action to facilitate further financing.

**Item 5.** **Full Description of Material Change**

On May 2, 2003, the Corporation entered into a loan agreement with Quest Investment Corporation ("Quest"). Under the terms of the loan agreement, Quest loaned the Corporation US$300,000 to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004 and is convertible into 2,164,350 common shares of the Corporation at the option of Quest at a deemed conversion price of Cdn$0.20 per share. In addition, Quest was issued a warrant exercisable to acquire 1,000,000 common shares upon payment of Cdn$0.15 per share on or before December 31, 2004. Quest currently owns 3,000,000 common shares of the Corporation, representing approximately 6.9% of the outstanding common shares of the Corporation. If the loan is fully converted for 2,164,350 common shares and the warrant is fully exercised, Quest would own 6,164,350 common shares of the Corporation, representing approximately 13.3% of all of the common shares of the Corporation outstanding following such conversion on a partially diluted basis.

The Corporation has also resolved to include a one for ten share consolidation proposal in its proxy circular for the Annual and Special Meeting to be held on June 16, 2003. Shareholders of the Corporation will be asked to consider and, if thought appropriate, pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized. The board decided on this course of action to facilitate further financing.

**Item 6.** **Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

N/A

**Item 7.** **Omitted Information**

No information has been omitted in respect of the material change.

**Item 8.** **Senior Officers**

Ralph G. Fitch
President and Chief Executive Officer

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Denver, Colorado, this 8th day of May, 2003.

**GENERAL MINERALS CORPORATION**

Per: *Signed "Ralph Fitch"*
Ralph Fitch
Chairman, President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 03-04**

# General Minerals Announces Loan Financing and Share Consolidation

**Trading Symbol: GNM-TSX**

**May 8, 2003** **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") announced today that it has entered into a loan financing with Quest Investments Corporation ("Quest"). Under the terms of the loan, Quest will loan GMC US$300,000 to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004 and is convertible into common shares of GMC at the option of Quest at a conversion price of Cdn$0.20 per share. A bonus is also payable in the form of 1 million warrants priced at Cdn$0.15 which will expire on December 31, 2004. Quest currently owns 3,000,000 common shares of GMC, representing approximately 6.9% of the outstanding common shares of GMC. If the loan is fully converted for 2,164,350 common shares and the warrants exercised, Quest would own 6,164,350 common shares of GMC, representing approximately 13.3% of all common shares of GMC outstanding following such conversion on a non-diluted basis.

The Company board has also resolved to include a 1 for 10 share consolidation proposal in the proxy for the Annual and Special Meeting to be held on June 16, 2003 in Toronto. Shareholders will be asked to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized. The board decided on this course of action to facilitate further financing.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

MATERIAL CHANGE REPORT

RECEIVED
2004 APR 29 A 11: 36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1. Reporting Issuer**

General Minerals Corporation (the "Corporation")
4610 South Ulster Street
Suite 150
Denver, CO
80237

**Item 2. Date of Material Change**

May 16, 2003

**Item 3. Press Release**

A press release was issued on May 16, 2003 and filed with The Toronto Stock Exchange.

**Item 4. Summary of Material Change**

The Corporation is proposing to complete a Cdn$2.75 million financing consisting of 25 million units priced at Cdn$0.11. A subscription agreement has been received from Exploration Capital Partners 2000 Limited ("Exploration Capital Partners") for 6.25 million units ($687,500.00).

Each unit consists of one common share and one common share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Corporation upon payment of the applicable exercise price.

Closing of the transaction is subject to all necessary regulatory approvals by the Corporation, including the approval of the shareholders of the Corporation at the meeting to be held in Toronto, Ontario on June 16, 2003. The Toronto Stock Exchange has accepted notice of the transaction and has conditionally approved for listing the additional 50,000,000 common shares, subject to receipt of the approval of the shareholders of the Corporation (other than insiders participating in the transaction and their associates) and receipt of certain customary documentation prior to June 26, 2003.

**Item 5. <u>Full Description of Material Change</u>**

The Corporation is proposing to complete a Cdn$2.75 million financing consisting of 25 million units priced at Cdn$0.11. Each unit consists of one common share and one common share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Corporation upon payment of the applicable exercise price.

The warrants will be redeemable by the Corporation at any time after the first anniversary of the issuance thereof, upon 15 business days notice to the holders, provided that the closing price of the common shares of the Corporation for 20 consecutive trading days is equal to or greater than 125% of the then exercise price of the warrants and notice of such redemption is provided to the warrant holders within 20 business days after the last of such 20 consecutive trading days. The exercise price for the warrants will initially be Cdn$1.40 (assuming completion of the proposed consolidation of the Corporation's common shares on the basis of one post-consolidation share for each ten pre-consolidation shares) and will increase on an annual basis up to Cdn$2.05 in year five.

Proceeds of the offering will be used for prospect generation, project development and general corporate purposes.

Global Resource Investments Ltd., headquartered in Carlsbad, California, has assembled the investors for the financing, for which it will be paid a finder's fee of $250,000 (and has agreed to subscribe for 2,272,727 units for an aggregate subscription of $250,000). Exploration Capital Partners has agreed to subscribe for 6,250,000 units and the remaining investors are expected to enter into subscription agreements over the next several days. Global Resource Investments Ltd. is an affiliate of Exploration Capital Partners.

Closing of the transaction is subject to all necessary regulatory approvals by the Corporation, including the approval of the shareholders of the Corporation at the meeting to be held in Toronto, Ontario on June 16, 2003. The Toronto Stock Exchange has accepted notice of the transaction and has conditionally approved for listing the additional 50,000,000 common shares, subject to receipt of the approval of the shareholders of the Corporation (other than insiders participating in the transaction and their associates) and receipt of certain customary documentation prior to June 26, 2003. The board of directors unanimously approved the transaction at a meeting held on May 15, 2003.

Exploration Capital Partners currently owns 8,270,000 common shares of the Corporation (representing approximately 19.1% of the issued and outstanding common shares) and is therefore considered to be a "related party" of the Corporation for purposes of Ontario Securities Commission Rule 61-501 – *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions* ("OSC Rule 61-501"). The Corporation has obtained an order from the Ontario Securities Commission exempting the transaction from the formal valuation requirement of OSC Rule 61-501. Following the purchase by Exploration Capital Partners of 6,250,000 units pursuant to the transaction, it will own 14,520,000 common shares of the Corporation and 6,250,000 warrants, and its affiliate, Global Resource Investments Ltd. will own 2,272,727 common shares of the Corporation

and 2,272,727 warrants. Assuming the warrants are exercised in full by both Exploration Capital Partners and Global Resource Investments Ltd., they will collectively own 25,315,454 common shares (approximately 33.0% ) of the then outstanding shares of the Corporation on a partially diluted basis.

**Item 6.** **Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

N/A

**Item 7.** **Omitted Information**

No information has been omitted in respect of the material change.

**Item 8.** **Senior Officers**

Ralph G. Fitch
President and Chief Executive Officer

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Denver, Colorado, this 21st day of May, 2003.

**GENERAL MINERALS CORPORATION**

Per: *Signed "Ralph Fitch"*
Ralph Fitch
Chairman, President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 03-05**

**General Minerals Announces TSX Approval for $2.75 Million Equity Financing**

**May 16, 2003**

**Trading Symbol: GNM-TSX**
**Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC" or the "Corporation") is pleased to announce that it has received conditional approval from the Toronto Stock Exchange for a Cdn$2.75 million financing consisting of 25 million units priced at Cdn$0.11. Each unit consists of one common share and one common share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Corporation upon payment of the applicable exercise price.

Ralph Fitch, president and CEO of GMC stated "This is a major step for the Company and its shareholders and this new infusion of capital will allow the Company to refocus on its roots – MINERAL EXPLORATION. Moving forward, we want to be the Company of choice for investors who want to have maximum exposure to "mineral discovery potential" and resulting increases in shareholder value".

Proceeds of the offering will be used for prospect generation, project development and general corporate purposes. This transaction provides sufficient funds for the Company to move forward with its plans to refocus on prospect generation and mineral discovery and its intended expanded exposure to mineral discovery through assisting new groups of prospect generators to form new exploration companies in which the Company will participate. These funds are essential for the Company to be able to execute its plans.

The warrants will be redeemable by the Corporation at any time after the first anniversary of the issuance thereof, upon 15 business days notice to the holders, provided that the closing price of the common shares of the Corporation for 20 consecutive trading days is equal to or greater than 125% of the then exercise price of the warrants and notice of such redemption is provided to the warrant holders within 20 business days after the last of such 20 consecutive trading days. The exercise price for the warrants will initially be Cdn$1.40 (assuming completion of the proposed consolidation of the Corporation's common shares on the basis of one post-consolidation share for each ten pre-consolidation shares) and will increase on an annual basis up to Cdn$2.05 in year five.

Global Resource Investments Ltd., headquartered in Carlsbad, California, has assembled the investors for the financing, for which it will be paid a finder's fee of $250,000 (and has agreed to

subscribe for 2,272,727 units for an aggregate subscription of $250,000). Exploration Capital Partners 2000 Limited Partnership has agreed to subscribe for 6,250,000 units and the remaining investors are expected to enter into subscription agreements over the next several days. Global Resource Investments Ltd. is an affiliate of Exploration Capital Partners.

Closing of the transaction is subject to receipt of all necessary regulatory approvals by the Corporation, including the approval of the shareholders of the Corporation at the meeting to be held in Toronto on June 16, 2003. The Toronto Stock Exchange has accepted notice of the transaction and has conditionally approved for listing the additional 50,000,000 common shares, subject to receipt of the approval of the shareholders of the Corporation (other than insiders participating in the transaction and their associates) and receipt of certain customary documentation prior to June 26, 2003.

Exploration Capital Partners currently owns 8,270,000 common shares of the Corporation (representing approximately 19.1% of the issued and outstanding Common Shares) and is therefore considered to be a "related party" of the Corporation for purposes of *OSC Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions*. The Corporation has obtained an order from the Ontario Securities Commission exempting the transaction from the formal valuation requirement of OSC Rule 61-501.

Following the purchase by Exploration Capital Partners of 6,250,000 units pursuant to the transaction, it will own 14,520,000 common shares of the Corporation and 6,250,000 warrants, and its affiliate, Global Resource Investments Ltd., will own 2,272,727 common shares of the Corporation and 2,272,727 warrants. Assuming the warrants are exercised in full by both Exploration Capital Partners and Global Resource Investments Ltd., they will collectively own 25,315,454 common shares (approximately 33.0%) of the then outstanding shares of the Corporation on a partially diluted basis.

The board of directors of the Corporation unanimously approved the transaction at a meeting held May 15, 2003.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

# GENERAL MINERALS CORPORATION



## MATERIAL CHANGE REPORT

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1.** **Reporting Issuer**

General Minerals Corporation (the "Corporation")
4610 South Ulster Street
Suite 150
Denver, CO
80237

**Item 2.** **Date of Material Change**

June 16, 2003

**Item 3.** **Press Release**

A press release was issued on June 17, 2003 and filed with The Toronto Stock Exchange.

**Item 4.** **Summary of Material Change**

The Corporation announced that at its Annual and Special Meeting held on June 16, 2003, shareholders overwhelmingly approved the consolidation of common shares of the Corporation on a one (1) for ten (10) basis. The common shares of the Corporation will commence trading on a consolidated basis on June 20, 2003.

**Item 5.** **Full Description of Material Change**

The Corporation announced that at its Annual and Special Meeting held on June 16, 2003, shareholders overwhelmingly approved the consolidation of common shares of the Corporation on a one (1) for ten (10) basis. The common shares of the Corporation will commence trading on a consolidated basis on June 20, 2003.

**Item 6.** **Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

N/A

**Item 7.** **<u>Omitted Information</u>**

No information has been omitted in respect of the material change.

**Item 8.** **<u>Senior Officers</u>**

Ralph G. Fitch
Chairman, President and Chief Executive Officer

**Item 9.** **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Toronto, Ontario, this 18th day of June, 2003.

GENERAL MINERALS CORPORATION

Per: //Ralph Fitch//
Ralph G. Fitch
Chairman, President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**GENERAL MINERALS CORPORATION**

**MATERIAL CHANGE REPORT**

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1.** **Reporting Issuer**

General Minerals Corporation (the "Corporation")
4610 South Ulster Street
Suite 150
Denver, CO
80237

**Item 2.** **Date of Material Change**

June 25, 2003

**Item 3.** **Press Release**

A press release was issued on June 26, 2003.

**Item 4.** **Summary of Material Change**

See Item 5. below.

**Item 5.** **Full Description of Material Change**

The Corporation completed a Cdn$2.75 million financing consisting of 2.5 million units priced at Cdn$1.10 (post the recent share consolidation of its common shares on a one for ten basis).

Each unit consists of one common share and one common share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Corporation upon payment of the applicable exercise price.

An earlier loan financing in the amount of $US$300,000 that was provided to the Corporation by Quest Investment Corporation will be repaid from the proceeds of this financing.

Global Resource Investments Ltd. will be paid Cdn$250,000 in the form of a finder's fee.

**Item 6. Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

N/A

**Item 7.** **Omitted Information**

No information has been omitted in respect of the material change.

**Item 8.** **Senior Officers**

Ralph G. Fitch
Chairman, President and Chief Executive Officer

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Denver, Colorado, this 30th day of June, 2003.

GENERAL MINERALS CORPORATION

Per: //Ralph Fitch//
Ralph Fitch
Chairman, President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

# GENERAL MINERALS CORPORATION

## MATERIAL CHANGE REPORT

Pursuant to: Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1.** **Reporting Issuer**

General Minerals Corporation (the "Corporation")
4610 South Ulster Street
Suite 150
Denver, CO
80237

**Item 2.** **Date of Material Change**

September 22, 2003

**Item 3.** **Press Release**

A press release was issued on September 22, 2003 and filed with The Toronto Stock Exchange.

**Item 4.** **Summary of Material Change**

The Corporation has entered into an agreement with Esperanza Silver Corporation ("Esperanza") to exchange its ownership interests in the Atocha silver property located in the Province of Cochabamba, in West Central Bolivia for 4 million common shares of Esperanza, representing approximately 19.3% of Esperanza's outstanding shares and 4 million common share purchase warrants. Each warrant is exercisable to acquire one common share of Esperanza upon payment of $1.05 and will be exercisable for two years from the date of issue. Assuming the exercise in full of the warrants, the Corporation would own 8 million common shares of Esperanza, representing approximately 32.4% of the outstanding shares of Esperanza on a partially diluted basis and 28.6% of the outstanding shares of Esperanza on a fully diluted basis. Closing of the transaction is subject to certain conditions including due diligence and regulatory approvals and is expected to occur between November 15, 2003 and December 31, 2003.

**Item 5.** **Full Description of Material Change**

See Item 4 above.

**Item 6.** **Reliance on Section 67(2) of the Securities Act (British Columbia); Section**

**118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

N/A

**Item 7.** **Omitted Information**

No information has been omitted in respect of the material change.

**Item 8.** **Senior Officers**

Ralph G. Fitch
President and Chief Executive Officer

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Denver, Colorado, this 24th day of September, 2003.

**GENERAL MINERALS CORPORATION**

Per: //Ralph G. Fitch//
Ralph G. Fitch
Chairman, President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**GENERAL MINERALS CORPORATION**

**MATERIAL CHANGE REPORT**

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1. Reporting Issuer**

General Minerals Corporation (the "Corporation")
580 Hornby Street
Suite 900
Vancouver, British Columbia
V6C 3B6

**Item 2. Date of Material Change**

October 29, 2003

**Item 3. Press Release**

A press release was issued on October 29, 2003 and filed with The Toronto Stock Exchange.

**Item 4. Summary of Material Change**

The Corporation has entered into an agreement with Lumina Copper Corporation ("Lumina") to exchange its ownership interests in the Vizcachitas copper project located 80 km northeast of Santiago, Chile for 500,000 common shares, representing approximately 5% of Lumina's outstanding shares, and 500,000 common share purchase warrants. Lumina is offering 500,000 shares and warrants with a guaranteed minimum value of $5 million within 48 months of the closing date. In the event that the combined value of the Lumina shares and the warrants does not exceed $5 million during this 48 month period, then on the expiry thereof, Lumina will pay the Corporation the difference between their combined value at the time and $5 million. Should Lumina not fulfill the payment obligation at that time, then all of the rights, tile and interests in Vizcachitas will be returned to the Corporation. Lumina's shares are currently trading on the Canadian Venture Exchange at approximately $3.50 per share. This agreement is expected to close in December 2003 and is subject to, among other things, receipt of regulatory approval.

**Item 5.** **Full Description of Material Change**

See Item 4 above.

**Item 6.** **Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

N/A

**Item 7.** **Omitted Information**

No information has been omitted in respect of the material change.

**Item 8.** **Senior Officers**

Ralph G. Fitch
President and Chief Executive Officer

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** this 31st day of October, 2003.

**GENERAL MINERALS CORPORATION**

Per: //Ralph Fitch//
Ralph G. Fitch
President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

**GENERAL MINERALS CORPORATION**



**MATERIAL CHANGE REPORT**

Pursuant to:

Section 67(1)(b) of the Securities Act (British Columbia)
Section 118(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

**Item 1.** **Reporting Issuer**

General Minerals Corporation (the "Corporation")
580 Hornby Street
Suite 900
Vancouver, British Columbia
V6C 3B6

**Item 2.** **Date of Material Change**

December 11, 2003

**Item 3.** **Press Release**

A press release was issued on December 11, 2003 and filed with The Toronto Stock Exchange.

**Item 4.** **Summary of Material Change**

General Minerals Corporation ("GMC") completed the Cdn$6.0 million financing that was previously announced (see GMC PR03-12, November 17, 2003). The private placement financing consisted of 2 million units priced at Cdn$3.00 per unit. Each unit consists of one common share and one common share purchase warrant, exercisable for three years upon payment of Cdn$3.75 per share, subject to acceleration of the expiry date if the closing price of GMC's common shares is equal to or exceeds Cdn$4.50 for 20 consecutive trading days after April 11, 2004. J. F. Mackie & Company Ltd. and Canaccord Capital Corporation acted as agents in the financing and received a cash commission of Cdn$480,000 and warrants exercisable to acquire 140,000 units exercisable for 12 months upon payment of Cdn$3.15 per unit.

Proceeds of the financing will be used for continued exploration for mineral deposits on existing assets, the acquisition of additional properties and working capital. The transaction was approved by the Toronto Stock Exchange and a majority of the current shareholders of GMC.

**Item 5.** **Full Description of Material Change**

See Item 4 above.

**Item 6.** **Reliance on Section 67(2) of the Securities Act (British Columbia); Section 118(2) of the Securities Act (Alberta); Section 84(2) of the Securities Act, 1988 (Saskatchewan); Section 75(3) of the Securities Act (Ontario); Section 81(3) of the Securities Act (Nova Scotia) and Section 76(3) of the Securities Act (Newfoundland)**

This report is not being filed on a confidential basis.

**Item 7.** **Omitted Information**

No information has been omitted in respect of the material change.

**Item 8.** **Senior Officers**

Ralph G. Fitch
Chairman, President and Chief Executive Officer
(303) 584-9656

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at Denver, Colorado this 15th day of December, 2003.

**GENERAL MINERALS CORPORATION**

Per: // Ralph G. Fitch //
Ralph G. Fitch
Chairman, President and Chief Executive Officer

**IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.**

GENERAL MINERALS CORPORATION

**FOR IMMEDIATE RELEASE: 03-01**

# General Minerals Announces Financing Agreement with Major Shareholder, Ranger Minerals Ltd

**Trading Symbol: GNM-TSX**

**January 15, 2003** **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") announced today that it has issued a convertible debenture to its majority shareholder, Ranger Minerals Ltd ("Ranger"). Under the terms of the debenture, Ranger will make available to GMC up to US$150,000 to be used for further exploration work, project development and general corporate purposes. To date, GMC has drawn down US$50,000 under the debenture. The debenture matures on December 31, 2003 and is secured by a general security agreement entered into by the parties. The debenture is convertible into common shares of GMC at the option of Ranger at a conversion price of (i) $0.065 per share in respect of draw downs by GMC prior to January 19, 2003 and (ii) the weighted average trading price of the common shares of GMC during the 20 day period prior to any other draw down by GMC. Ranger currently owns 21,500,000 common shares of GMC, representing approximately 53% of the outstanding common shares of GMC. If the Debenture is fully converted for 3,582,000 common shares, Ranger would own 25,082,000 common shares of GMC, representing approximately 57% of all common shares of GMC outstanding following such conversion on a non-diluted basis. Ranger has no current intention to acquire any further securities of GMC. By virtue of a merger last year between Ranger and Perilya Limited ("Perilya"), Perilya now holds a 100% interest in Ranger. Both companies are based in Perth, Western Australia.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION



**FOR IMMEDIATE RELEASE: 03-02**

**General Minerals Announces Close of Control Block Sale by Ranger Minerals Ltd**

**Trading Symbol: GNM-TSX**
**April 3, 2003** **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") announced today the close of the sale of the control block of its common shares that previously had been owned by Ranger Minerals Ltd ("Ranger"). Ranger, a wholly owned subsidiary of Perilya Limited of Australia, announced on March 20, 2003 that it intended to sell 19,500,000 common shares of GMC pursuant to private agreements with a number of purchasers at a price of $0.10 per share. GMC has been advised that none of the new purchasers will own 20% or more of the outstanding shares of the Company.

As a condition of the sale, the two directors appointed by Ranger, Mr. Guy A. Travis and Mr. John A. Christie, have resigned from the Company's board of directors. Both Mr. Christie and Mr. Travis have been board members since 2001. During the past two years they have very actively supported and helped guide the Company through a period of considerable change and challenges. Ralph Fitch, president of GMC, stated, "I will personally miss the association with Guy and John. They have been very helpful to the Company in the past two years and helped guide the Company during a difficult period in the mining industry. I want to wish them both the very best in their new association with Perilya."

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

**EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP**

**7770 El Camino Real**
**Carlsbad, CA U.S.A. 92009**
**Telephone: 800-477-7853**

# NEWS RELEASE

April 9, 2003 - Exploration Capital Partners 2000 Limited Partnership ("ECP2000LP") reports that on March 18, 2003 ECP2000LP entered into an agreement with Ranger Minerals Ltd. ("Ranger") pursuant to which ECP2000LP acquired 8,500,000 common shares of General Minerals Corporation ("General Minerals") (GNM:TSX) from Ranger at a price of $0.10 per share (the "Acquisition").

Upon completion of the Acquisition, ECP2000LP owns 8,500,000 shares of General Minerals, representing 19.99% of the outstanding shares of General Minerals.

ECP2000LP's general partner, Resource Capital Investment Corporation ("Resource"), also of 7770 El Camino Real, Carlsbad, CA 92009, controls the voting of securities held by ECP2000LP. Resource is 90% owned and controlled by The Rule Family Trust and Arthur Richards Rule. By virtue of their relationship, ECP2000LP, Resource and Arthur Richards Rule are deemed to be acting jointly and in concert.

The securities were acquired for investment purposes. While neither ECP2000LP, Resource nor Arthur Richards Rule has a present intention of acquiring additional securities of General Minerals, either may in the future acquire or dispose of securities of General Minerals, through the market or otherwise, as circumstances or market conditions warrant.

**FOR FURTHER INFORMATION PLEASE CONTACT**:

Keith Presnell
Secretary Treasurer of **Resource Capital Investment Corporation**, at 1-800-477-7853

*No regulatory authority has approved or disapproved the information contained in this news release.*

GENERAL MINERALS CORPORATION

**FOR IMMEDIATE RELEASE: 03-03**

## General Minerals Locates Geophysical Anomaly on Expanded Dragoon Porphyry Copper Leases in Arizona

**Trading Symbol: GNM-TSX**
**Webpage:www.generalminerals.com**

**April 10, 2003**

The Company is pleased to announce that it has completed further geophysical exploration on its expanded land position at the Dragoon Porphyry prospect located in southern Arizona. Recently the Company acquired an interest in five State Leases comprising approximately 2,500 acres, through Sterling Exploration, in the area adjacent to the original land position (see GMC PR 02-08, Nov. 20, 2002). Reconnaissance Self Potential ("SP") geophysics in the new areas indicates the presence of a geophysical anomaly consistent with the existence of sulphide mineralization assumed to be related to the porphyry copper/skarn environment. This environment and associated mineralization were identified in the earlier Noranda and Kennecott drill holes in other parts of the Dragoon prospect. Further geophysics is planned to fully define this partially delineated anomaly.

The new leases were acquired following the completion of earlier ground reconnaissance and SP geophysical surveys that suggested that the sulphide system extended beyond the original property position. Our reconnaissance geophysics gives results consistent with the drill results obtained by other mining companies, including Phelps Dodge, Noranda and Kennecott, which are believed to have based their drilling programs on aeromagnetic and gravity geophysical survey interpretation. This earlier drilling indicated the presence of weak sulphide mineralization related to the porphyry/skarn environment. In these areas General Minerals obtained SP anomalies of 50-100 mv, whereas the new anomaly includes values up to 300 mv. The Company used this same technique in conjunction with its successful exploration programs at the Vizcachitas and Escalones copper properties in central Chile.

The evidence for mineralization on the property now consists of the previously reported exposed "leached cap" that is located in the southern portion of the property, that to our knowledge, was not drilled in the earlier drilling campaigns by others and the new SP anomaly located in a covered area in the adjacent valley. These results are particularly encouraging since the property lies within the well-known southern Arizona porphyry copper district. Additionally, exposures of a mineralized Laramide- aged intrusive are present in the "leached cap" area.

Further geophysics is planned for the coming quarter to delineate the extent of both the partially exposed "leached cap" and the new, covered geophysical anomaly. Following further refinement of the target, General Minerals plans to contact companies that may be potential joint venture partners.

Other Exploration:

A new exploration plan is being developed for our high grade Atocha silver project located in Bolivia based on an updated interpretation of the mineralization, which suggests the potential for substantial down-dip and strike extensions to the known mineralization. A joint venture partner or new funding is presently being sought for this program.

Due to the depressed state of the tantalum metal market the Company has decided to drop its tantalum leases in Bolivia where a program of exploration and test mining had been undertaken. When the Company initiated the exploration program in the spring of 2001, the price of tantalite, the oxide form of the metal, was over $140 per pound of contained tantalum oxide. With the world economic recession, especially impacting the electronics industry, the price of tantalum oxide has fallen to below $20 per pound, which has severely impacted the economics of the project resulting in the decision to discontinue the operation for the present.

Mr. Ralph Fitch, president of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch has been assisted by Dr. Jacob Skokan, a consulting geophysicist.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION



FOR IMMEDIATE RELEASE: 03-04

**General Minerals Announces Loan Financing And Share Consolidation**

**May 8, 2003**

**Trading Symbol: GNM-TSX**
**Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") announced today that it has entered into a loan financing with Quest Investments Corporation ("Quest"). Under the terms of the loan, Quest will loan GMC US$300,000 to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004 and is convertible into common shares of GMC at the option of Quest at a conversion price of Cdn$0.20 per share. A bonus is also payable in the form of 1 million warrants priced at Cdn$0.15 which will expire on December 31, 2004. Quest currently owns 3,000,000 common shares of GMC, representing approximately 6.9% of the outstanding common shares of GMC. If the loan is fully converted for 2,164,350 common shares and the warrants exercised, Quest would own 6,164,350 common shares of GMC, representing approximately 13.3% of all common shares of GMC outstanding following such conversion on a non-diluted basis.

The Company board has also resolved to include a 1 for 10 share consolidation proposal in the proxy for the Annual and Special Meeting to be held on June 16, 2003 in Toronto. Shareholders will be asked to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized. The board decided on this course of action to facilitate further financing.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION



FOR IMMEDIATE RELEASE: 03-05

**General Minerals Announces TSX Approval for $2.75 Million Equity Financing**

**May 16, 2003**

**Trading Symbol: GNM-TSX**
**Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC" or the "Corporation") is pleased to announce that it has received conditional approval from the Toronto Stock Exchange for a Cdn$2.75 million financing consisting of 25 million units priced at Cdn$0.11. Each unit consists of one common share and one common share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Corporation upon payment of the applicable exercise price.

Ralph Fitch, president and CEO of GMC stated "This is a major step for the Company and its shareholders and this new infusion of capital will allow the Company to refocus on its roots – MINERAL EXPLORATION. Moving forward, we want to be the Company of choice for investors who want to have maximum exposure to "mineral discovery potential" and resulting increases in shareholder value".

Proceeds of the offering will be used for prospect generation, project development and general corporate purposes. This transaction provides sufficient funds for the Company to move forward with its plans to refocus on prospect generation and mineral discovery and its intended expanded exposure to mineral discovery through assisting new groups of prospect generators to form new exploration companies in which the Company will participate. These funds are essential for the Company to be able to execute its plans.

The warrants will be redeemable by the Corporation at any time after the first anniversary of the issuance thereof, upon 15 business days notice to the holders, provided that the closing price of the common shares of the Corporation for 20 consecutive trading days is equal to or greater than 125% of the then exercise price of the warrants and notice of such redemption is provided to the warrant holders within 20 business days after the last of such 20 consecutive trading days. The exercise price for the warrants will initially be Cdn$1.40 (assuming completion of the proposed consolidation of the Corporation's common shares on the basis of one post-consolidation share for each ten pre-consolidation shares) and will increase on an annual basis up to Cdn$2.05 in year five.

Global Resource Investments Ltd., headquartered in Carlsbad, California, has assembled the investors for the financing, for which it will be paid a finder's fee of $250,000 (and has agreed to subscribe for 2,272,727 units for an aggregate subscription of $250,000). Exploration Capital Partners 2000 Limited Partnership has agreed to subscribe for 6,250,000 units and the remaining investors are expected to enter into subscription agreements over the next several days. Global Resource Investments Ltd. is an affiliate of Exploration Capital Partners.

Closing of the transaction is subject to receipt of all necessary regulatory approvals by the Corporation, including the approval of the shareholders of the Corporation at the meeting to be held in Toronto on June 16, 2003. The Toronto Stock Exchange has accepted notice of the transaction and has conditionally approved for listing the additional 50,000,000 common shares, subject to receipt of the approval of the shareholders of the Corporation (other than insiders participating in the transaction and their associates) and receipt of certain customary documentation prior to June 26, 2003.

Exploration Capital Partners currently owns 8,270,000 common shares of the Corporation (representing approximately 19.1% of the issued and outstanding Common Shares) and is therefore considered to be a "related party" of the Corporation for purposes of *OSC Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions*. The Corporation has obtained an order from the Ontario Securities Commission exempting the transaction from the formal valuation requirement of OSC Rule 61-501.

Following the purchase by Exploration Capital Partners of 6,250,000 units pursuant to the transaction, it will own 14,520,000 common shares of the Corporation and 6,250,000 warrants, and its affiliate, Global Resource Investments Ltd., will own 2,272,727 common shares of the Corporation and 2,272,727 warrants. Assuming the warrants are exercised in full by both Exploration Capital Partners and Global Resource Investments Ltd., they will collectively own 25,315,454 common shares (approximately 33.0%) of the then outstanding shares of the Corporation on a partially diluted basis.

The board of directors of the Corporation unanimously approved the transaction at a meeting held May 15, 2003.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION



**FOR IMMEDIATE RELEASE: 03-06**

**General Minerals Announces Shareholder Approval of $2.75 Million Financing and the Addition of Two New Board Members and Two New Officers**

**Trading Symbol: GNM-TSX**
**Webpage:www.generalminerals.com**

**June 17, 2003**

General Minerals Corporation ("GMC") is pleased to announce that shareholders at the Annual and Special Meeting held yesterday in Toronto have overwhelmingly approved a CAD$2.75 million financing consisting of 25 million units priced at CAD$0.11 and the consolidation of common shares on a 1 for 10 basis. Details of the financing and share consolidation were announced in recent news releases (see GMC PR03-04, May 8, 2003 and GMC PR03-05, May 16, 2003). It is expected that the common shares of GMC will commence trading on a consolidated basis on June 20, 2003. Closing of the private placement is expected to occur on June 25, 2003.

Also at the meeting five board members were elected by shareholders, including the addition of two new members. Joining the board are Mr. Murray Sinclair from Vancouver and Mr. Michael Winn from Laguna Beach, California. In addition to the new board members two new officers have joined the Company. Dr. Lawrence Dick returns to the Company as the Executive Vice President and Mr. William Filtness has been appointed CFO of the Corporation.

Mr. Sinclair is a well-known and respected Vancouver financier and since July of last year has been director and President of Quest Investment Corporation, a merchant banking company, listed on the Toronto Stock Exchange. Previously, he was director of Quest Ventures Ltd., a private merchant bank, and managing director of Quest Oil and Gas Inc. He has also been a director/and or officer of numerous other publicly traded companies. Mr. Sinclair received his Baccalaureate of Commerce (Honours) from Queens University.

Mr. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming his own company in 1997, Mr. Winn spent four years as an analyst for the Southern California based brokerage firm, Global Resource Investments, Ltd., where he was responsible for the evaluation of emerging oil and gas and mining companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California.

Dr. Dick was previously in charge of the Company's exploration activities but resigned his position in September 2001. Since that time he has worked as a consultant and recently joined Continuum Resources Ltd.

as its President and CEO. Dr. Dick is a well-known explorationist in both North and South America and received his Ph.D from Queens University.

Mr. Filtness is a Chartered Accountant who has been involved in the mining industry since 1987, during which time he has acted as Chief Financial Officer of a number of public companies. From 1996 to 2001, Mr. Filtness held the position of Manager – Corporate Development of Aurizon Mines Ltd., a Canadian-based gold mining company. For the past two years, Mr. Filtness has held the position of Senior Consultant of Malaspina Consultants Inc., a Vancouver-based company providing consulting and administrative services to junior public companies.

Ralph Fitch, President of General Minerals, stated that "We are delighted to have Murray and Michael join our board and to have Larry and Bill become officers of the Company. Their various experiences in financing and geology will be most valuable additions to our Company. I expect that they will have an immediate positive impact on the Company's direction and future plans."

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 03-07**

**General Minerals Announces Completion of $2.75 Million Financing**

**June 26, 2003**

**Trading Symbol: GNM-TSX**
**Webpage:www.generalminerals.com**

General Minerals Corporation ("GMC") is pleased to announce the completion of the CAD$2.75 million financing that was recently approved at the Company's Annual and Special Meeting held in Toronto on June 16. The financing consists of 2.5 million units priced at CAD$1.10 post the recent consolidation of its common shares on a 1 for 10 basis. As previously reported (see GMC PR03-05, May 16, 2003), each unit consists of one common share and one common share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Company upon payment of the applicable exercise price. An earlier loan in the amount of US$300,000 that was provided to the Company by Quest Investment Corporation will be repaid from the proceeds of this financing (see GMC PR03-04, May 8, 2003). Additionally, Global Resource Investments Ltd. will be paid CAD$250,000 in the form of a finders fee.

The proceeds of the financing will be used for prospect generation, project development and general corporate purposes. With the funding now in place the Company will be aggressively moving forward with its plans to refocus on prospect generation and mineral discovery. Exposure to discovery is being expanded through its recently announced plans to assist new groups of prospect generators to form new exploration companies in which General Minerals will be a participant.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

# EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP

**7770 El Camino Real**
**Carlsbad, California, U.S.A. 92009**
**Telephone: 760-943-3939**

**- and -**

# GLOBAL RESOURCE INVESTMENTS LTD.

**7770 El Camino Real**
**Carlsbad, California, U.S.A. 92009**
**Telephone: 760-943-3939**



## NEWS RELEASE

June 30, 2003 - Exploration Capital Partners 2000 Limited Partnership ("Exploration 2000") and Global Resource Investments Ltd. ("Global") reports that pursuant to a private placement (the "Private Placement") which completed on June 26, 2003, Exploration 2000 acquired 625,000 units and Global acquired 222,873 units of General Minerals Corporation ("General Minerals") (GNM:TSX) at a price of $1.10 per unit (the "Units"). Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of General Minerals for a period of five years. The exercise price for the warrants will initially be $1.40 and will increase on an annual basis up to $2.05 in year five.

Prior to the Private Placement, Exploration 2000 owned 827,000 common shares of General Minerals. Upon completion of the Private Placement Exploration 2000 together with Global, owns 1,674,873 shares of General Minerals, representing 24.52% of the outstanding shares of General Minerals on a non-diluted basis. Exploration 2000 and Global combined hold warrants which, if exercised, could increase their holdings in General Minerals to 2,522,746 common shares, representing 32.85% of the then outstanding shares of General Minerals, assuming no other shares of General Minerals are issued.

Global was paid a cash finder's fee in the amount of $250,000 with respect to the Private Placement.

Exploration 2000's general partner, Resource Capital Investment Corporation ("Resource"), of 7770 El Camino Real, Carlsbad, California U.S.A., 92009, controls the voting of securities held by Exploration 2000. Resource is 90% owned and controlled by The Rule Family Trust and Arthur Richards Rule. Global is owned and controlled by Arthur Richards Rule. By virtue of their relationship, Global, Resource and Exploration 2000 are deemed to be acting jointly and in concert.

The transaction involved a private placement of securities from the treasury of General Minerals. The securities were acquired for investment purposes. While neither Exploration 2000 nor Global has a present intention of acquiring further securities of General Minerals, either may in the future acquire or dispose of securities of General Minerals, through the market or otherwise, as circumstances or market conditions warrant.

**FOR FURTHER INFORMATION PLEASE CONTACT:**

Keith Presnell
Secretary Treasurer of **Resource Capital Investment Corporation**, at 1-800-611-0827

*No regulatory authority has approved or disapproved the information contained in this news release.*

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 03-08**

# General Minerals Exchanges Interest in Atocha Silver Property for Units in Esperanza Silver Corporation

**September 22, 2003**

**Trading Symbol: GNM-TSE**
**Webpage: http://www.generalminerals.com**

General Minerals Corporation ("GMC") is pleased to announce today that it has entered into an agreement with Esperanza Silver Corporation ("Esperanza"-TSX-V: EPZ) to exchange its ownership interests in the Atocha silver property located in the Province of Cochabamba, in west central Bolivia for 4 million common shares, representing approximately 19.3% of Esperanza's outstanding shares, and 4 million common share purchase warrants. Each warrant is exerciseable to acquire one common share of Esperanza upon payment of $1.05 and will be exerciseable for two years from the date of issue. Assuming the exercise in full of the warrants, GMC would own 8 million common shares of Esperanza, representing approximately 32.4% of the outstanding shares of Esperanza on a partially diluted bass and 28.6% of the outstanding shares of Esperanza on a fully diluted basis. Closing of the transaction is subject to certain conditions including due diligence and regulatory approvals and is expected to occur between November 15, 2003 and December 31, 2003.

General Minerals first became involved with the Atocha project in 1998. Since then the Company completed a successful test mining program at Atocha, produced saleable silver concentrates and silver dore bars, and completed reconnaissance exploration that indicated significant upside potential for the discovery of more mineralization. The project is now ready to advance to the next level of development which the Company feels can most successfully be accomplished by using the exploration expertise of Esperanza, a fully dedicated silver exploration company, supplemented by the exploration experience at the project gained by GMC over the past five years. The greatest value will be realized by our shareholders as we convert our involvement in Atocha from a direct project interest into an indirect interest through the equity participation in Esperanza itself. Esperanza currently has one silver project located in Mexico in its portfolio and is actively pursuing other silver project opportunities.

This plan is consistent with the new business strategy that has been adopted by GMC, i.e., to seek partners for existing properties, explore for new high quality exploration targets and assist in the development of new groups of explorationists through majority equity participation in their companies. Management is fully convinced that during this time of rising interest in silver this step is the most prudent and beneficial one that we can take on behalf of our shareholders. In exchange for the Atocha property the Company will obtain 4 million common shares and 4 million warrants in Esperanza which has already seen share appreciation in its stock since its listing only one month ago. General Minerals continues to search for properties similar in quality to Atocha for its own portfolio and is continuing its program to develop new exploration groups.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

**FOR IMMEDIATE RELEASE: 03-09**

September 24, 2003

Trading Symbol: GNM-TSE
Webpage: http://www.generalminerals.com

## GENERAL MINERALS CORPORATION

### General Minerals Corporation Identifies New Area of Atocha Style Silver Mineralization with Gold Credits in Bolivia

General Minerals Corporation ("GMC") is pleased to announce the acquisition of the Malku Khota silver-gold property in the Department of Potosi, west central Bolivia. The Company has acquired an option covering 1,100 ha. in this historic area of silver-gold production and, in addition, has claimed a large area covering the potential strike extension to the mineralization. In total, the Company has rights to approximately 4,000 ha. covering 15 km of strike. Negotiations for the property have been ongoing for several years.

The historic workings, some of which date back to Colonial Spanish times, are located within the same sandstone units that host silver mineralization at the Atocha high-grade silver project (see GMC press release regarding Esperanza Silver Corporation, PR 03-08, September 22, 2003), with the addition of cross-cutting, gold-bearing veins. Exploration prior to GMC's involvement indicates that mining has occurred on 11 structures on 7 levels since the late 1800's. Tunnels and pits within the historic district occur over an area of at least one square km, and scattered pits are seen along the entire 15 km strike length. Prior surface exploration was carried out by Geoexplorers Bolivia and Compania Minera La Rosa. Reports in the possession of GMC include results from approximately 100 vein and wall rock samples from the historic district. Approximately 40% of these samples assayed greater than 1 gram per ton gold (gpt). The reports indicate that analyses were carried out by Bonder Clegg in Bolívia and the Inti Raymi laboratory in Bolivia, using the fire assay method. Results include values such as:

| Sample Type | Width (metres) | Gold (gpt) | Silver (gpt) |
|---|---|---|---|
| Surface vein | 0.93 | 2.24 | 1508 |
| Surface vein | 0.7 | 24.76 | 27.88 |
| Surface veinlet in stockwork | 0.1 | 47.9 | 71 |
| Surface manto mineralization | 0.45 | 0.9 | 536.8 |

Mineralization styles include disseminated, mantoform mineralization in the same sandstones as at the Atocha Project, as veins within structures, and as areas of multiple veinlets or stockworks.

To check these historic results, the Company conducted reconnaissance geology and a geochemical sampling program in late 2002 and earlier this year, during which the Atocha and Condor Iquina sandstone units were identified as the principal host units to the silver-gold mineralization at Malku Khota. Assay results from this limited program of outcrop sampling confirmed that gold and silver are present in surface exposures, although no confirmatory underground sampling was carried out. Gold values from the current sampling range from below detection to 8.3 gpt in cross-cutting structures while silver values range up to 294 gpt in the Atocha sandstone.

Management believes that Malku Khota represents an Atocha style target enhanced by intrusive activity and associated gold mineralization.

The Company plans an extensive geological, geochemical and geophysical program to develop strong drill targets.

Acquisition of the Malku Khota silver-gold property is consistent with GMC's new business strategy, which is to continue with in-house exploration to identify properties with discovery potential and then seek joint venture partners to fund further exploration. At the same time, the Company will be assisting new groups to develop early stage exploration projects in exchange for equity participation in these companies.

General Minerals' rock samples were analyzed by Acme Laboratory located in Santiago, Chile. Analyses were carried out by the fire assay method. Dr. Lawrence Dick, Executive Vice President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Dr. Dick has been assisted by Mr. Felipe Malbran, consulting geologist.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

**FOR IMMEDIATE RELEASE: 03-10**

October 2, 2003

Trading Symbol: GNM-TSX
Webpage: http://www.generalminerals.com

## GENERAL MINERALS CORPORATION

### General Minerals Corporation Acquires Historic Silver-Gold Mining Camp: Laurani - Bolivia

General Minerals Corporation ("GMC") is pleased to announce the acquisition of the Laurani silver-gold-copper property in the Department of La Paz, in western Bolivia. The Company has acquired an option on this historic mining property located 125 kilometres ("km") south of La Paz, just a few km west of the main highway between La Paz and Oruro. In total, the Company has acquired mineral rights to 1,592 ha after a number of years of negotiations with the land owner.

The geological setting at Laurani is similar to Newmont Mining Corporation's million plus ounce Kori Kollo gold mine which is located approximately 55 km to the southeast. At Laurani, a mid-Miocene age volcanic dome complex, with associated andesitic lavas and dacitic sub-volcanic intrusives, has undergone intense acid-sulphate alteration which is associated with silver-gold-copper mineralization in veins and fractures. The same regional fault which has localized the Kori Kollo deposit passes through the Laurani prospect.

At Laurani, the mineralized veins occur within a very large alteration zone measuring approximately 2 km in diameter, characterized by extensive argillic and advanced-argillic alteration, swarms of quartz-alunite and enargite-bearing veins and veinlets, and zones of silicification and hydrothermal brecciation. Veins on the property were mined for silver, gold and copper from Pre-Colonial times to as recent as 1970. Historic sampling indicates that the vein swarms at Laurani have a typical epithermal geochemical signature. The large alteration zone has similarities to that seen at the El Indio gold mine in Chile.

Mineralization on the property displays a horizontal and vertical zoning, such that parts of the property are precious metals rich and other areas are more base metals rich. Historic records in the possession of GMC, from underground workings on one small part of the alteration zone, called Tatal Pata, suggest that gold grades increase with depth. The veins at Tatal Pata are typically one to two metres wide and have a strike length of over 800 metres.

Assays from Veins on Different Levels at Tatal Pata Taken by Corriente Resources Inc. in December 1997

| Level | Elevation metres | Sample Length metres | Gold gpt | Silver gpt | Copper % |
|---|---|---|---|---|---|
| Surface (average of 115 samples) | | 2.5 (average) | 0.6 | 39 | ______ |
| La Salvadora* | 4110 | 2.0 | 0.9 | 387 | 0.3 |
| Carmen* | 4080 | 6.8 | 3.0 | 161 | 2.5 |
| Intermedio* | 4050 | 3.3 | 12.2 | 359 | 2.7 |
| | Including | 0.7 | 35.9 | 500 | 5.0 |

*Highest grade gold sample from level

Corriente Resources Inc. ("Corriente") explored parts of the property between 1996 and 1998. From their sampling, the average grade of 55 dump samples in the Tatal Pata area averaged 3.1 gpt gold, 233 gpt silver and 0.49% copper. The highest gold value from the dump sampling was 11.1 gpt and from the underground sampling was 35.9 gpt.

Corriente also drilled a number of reverse air holes away from the main center of mineralization and obtained some geochemically anomalous gold intercepts of 2-4 meters of approximately 1 to 2.5 gpt gold and 52 to 82 gpt silver. Corriente also drilled a hole approximately one kilometer to the south of the main zone in the area known as Cerro Alunita where volcanic breccias and lavas are strongly altered and silicified. This hole is reported to have intersected 14 meters (230-244m) averaging 323 gpt silver and 0.1 gpt gold.

In May 2002, GMC carried out a geological reconnaissance of the area and collected a few hand samples to confirm the presence of anomalous gold and silver mineralization. These results included values of up to 5 gpt gold and more than 200 gpt silver. Now that an option has been acquired on the property, the Company intends to carry out a complete analysis of existing data and plans to initiate a detailed program of geology, geophysics and geochemistry to locate drill targets.

GMC management believes that the target at Laurani is high grade gold-silver mineralization at depth and lower grade, bulk tonnage mineralization near surface.

General Minerals' rock samples were analyzed by Bondar Clegg located in Oruro Bolivia. Analyses were carried out by the fire assay method and ICP. Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Felipe Malbran, consulting geologist.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

RECEIVED
2004 APR 29 A 11: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOR IMMEDIATE RELEASE: 03-11

October 29, 2003

Trading Symbol: GNM-TSX
Webpage: http://www.generalminerals.com

## GENERAL MINERALS CORPORATION

### General Minerals Corporation Exchanges Interest in the Vizcachitas Copper Project for Units in Lumina Copper Corporation

General Minerals Corporation ("GMC") is pleased to announce today that it has entered into an agreement with Lumina Copper Corporation ("Lumina"-TSX-V: LUM) to exchange its ownership interests in the Vizcachitas copper project located 80 km northeast of Santiago, Chile for 500,000 common shares, representing approximately 5% of Lumina's outstanding shares, and 500,000 common share purchase warrants. Lumina is offering 500,000 shares and warrants with a guaranteed minimum value of $5.0 million within 48 months of the closing date. In the event that the combined value of the Lumina shares and the warrants does not exceed $5.0 million during this 48 month period, then on the expiry thereof, Lumina will pay GMC the difference between their combined value at the time and $5.0 million. Should Lumina not fulfill the payment obligation at that time then all of the rights, title and interests in Vizcachitas will be returned to GMC. Lumina's shares are currently trading on the Canadian Venture Exchange at approximately $3.50. This agreement is expected to close in December 2003 and is subject to, among other things, receipt of regulatory approval.

General Minerals first became involved with the Vizcachitas project in early 1996. Since that time, the Company has completed more than 60 diamond drill holes on the property totaling more than 18,000 meters. A positive pre-feasibility study was completed in 1998 by Kilborn International that showed that Vizcachitas represented a large copper resource with favorable economic characteristics

General Minerals' management believes that the greatest value will be realized by our shareholders as we convert our involvement in Vizcachitas from a direct project interest into an indirect interest through the equity participation in Lumina, a dedicated copper company. Lumen currently has a portfolio of copper projects and is actively pursuing other copper project opportunities. Selling Vizcachitas is consistent with the new business strategy that has been adopted by GMC, i.e., to seek partners for existing properties or to sell those properties, explore for new high quality exploration targets and assist in the development of new groups of explorationists through majority equity participation in their companies. Management is fully
convinced that during this time of rising interest in copper as reflected in its recent price rise that this step is the most prudent and beneficial one that we can take on behalf of our shareholders. General Minerals continues to search for properties similar in quality to Vizcachitas for its own portfolio and is continuing its program to develop new exploration groups.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 03-12**



## General Minerals Announces Proposed $6.0 Million Equity Financing

**Trading Symbol: GNM-TSX**
**Webpage: www.generalminerals.com**

**November 17, 2003**

General Minerals Corporation ("GMC") is pleased to announce that it has entered into a letter of intent relative to a Cdn$6.0 million financing consisting of 2 million units priced at Cdn$3.00 per unit by way of a private placement. Each unit consists of one common share and one common share purchase warrant, exercisable for three years upon payment of Cdn $3.75 per share, subject to acceleration of the expiry date if the closing price of GMC's common shares is equal to or exceeds Cdn$4.50 for 20 consecutive trading days after the date which is four months after the closing date.

J.F. Mackie & Company Ltd. and Canaccord Capital Corporation are acting as agents on the proposed "best efforts" financing. Proceeds will be used for continued exploration for mineral deposits on existing assets, the acquisition of additional properties and working capital. Ralph Fitch, President and CEO of General Minerals Corporation, stated "This financing will allow the Corporation to continue developing its previously reported business plan which is to joint venture or sell existing properties, acquire and explore new exploration properties with substantial upside potential and assist entrepreneurial groups of geologists to form new exploration companies in which we will have an equity interest. Our desire is to be the investment vehicle of choice for investors who wish to have maximum exposure to the potential of mineral discovery and its attendant wealth creation. We are committed to the goal of realizing further value for our shareholders and believe that this financing and our stated strategy will provide the means for achieving this goal."

The transaction is subject to the approval of the Toronto Stock Exchange and the consent of a majority of the current shareholders of the Corporation. The transaction is expected to close on or about December 11, 2003.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

# GENERAL MINERALS CORPORATION



**FOR IMMEDIATE RELEASE: 03-13**

## General Minerals Announces Completion of $6.0 Million Financing

**December 11, 2003**

**Trading Symbol: GNM-TSX**
**Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") is pleased to announce the completion of the Cdn$6.0 million financing that was previously announced (see GMC PR03-12, November 17, 2003). The private placement financing consisted of 2 million units priced at Cdn$3.00 per unit. Each unit consists of one common share and one common share purchase warrant, exercisable for three years upon payment of Cdn$3.75 per share, subject to acceleration of the expiry date if the closing price of GMC's common shares is equal to or exceeds Cdn$4.50 for 20 consecutive trading days after April 11, 2004. J. F. Mackie & Company Ltd. and Canaccord Capital Corporation acted as agents in the financing and received a cash commission of Cdn$480,000 and warrants exerciseable to acquire 140,000 units exerciseable for 12 months upon payment of Cdn$3.15 per unit.

Proceeds of the financing will be used for continued exploration for mineral deposits on existing assets, the acquisition of additional properties and working capital. The transaction was approved by the Toronto Stock Exchange and a majority of the current shareholders of GMC.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 03-14**

## General Minerals Corporation Completes Sale of its Interests in the Vizcachitas Copper Project to Lumina Copper Corporation

**Trading Symbol: GNM-TSX**
**December 22, 2003** **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") is pleased to announce today that it has completed the sale of its interests in the Vizcachitas copper project located in central Chile to Lumina Copper Corporation ("Lumina"-TSX-V: LUM). As previously announced (see GMC PR03-11, October 29, 2003) in exchange for its ownership interests in the Vizcachitas copper project GMC received 500,000 common shares, representing approximately 4.4% of Lumina's outstanding shares, and 500,000 common share purchase warrants. Lumina offered 500,000 shares and warrants with a guaranteed minimum value of $5.0 million within 48 months of the closing date. In the event that the combined value of the Lumina shares and the warrants does not exceed $5.0 million during this 48 month period, then on the expiry thereof, Lumina will pay GMC the difference between their combined value at the time and $5.0 million. Should Lumina not fulfill the payment obligation at that time then all of the rights, title and interests in Vizcachitas will be returned to GMC. Lumina's shares are currently trading on the Canadian Venture Exchange at approximately $4.00.

General Minerals first became involved with the Vizcachitas project in early 1996. Since that time, the Company has completed more than 60 diamond drill holes on the property totaling more than 18,000 meters. A positive pre-feasibility study was completed in 1998 by Kilborn International that showed that Vizcachitas represented a large copper resource with favorable economic characteristics. General Minerals' interest in Vizcachitas includes a 51% interest in the company that holds the core of the project and certain peripheral claims.

General Minerals' management believes that the greatest value will be realized by our shareholders as we convert our involvement in Vizcachitas from a direct project interest into an indirect interest through the equity participation in Lumina, a dedicated copper company. Lumina currently has a portfolio of copper projects and is actively pursuing other copper project opportunities. Selling Vizcachitas is consistent with the business strategy that has been adopted by GMC, i.e., to seek partners for existing properties or to sell those properties, explore for new high quality exploration targets and assist in the development of new groups of explorationists through majority equity participation in their companies. Management is fully convinced that during this time of rising interest in copper as reflected in its recent price rise that this step is the most prudent and beneficial one that we can take on behalf of our shareholders. General Minerals continues to search for properties similar in quality to Vizcachitas for its own portfolio and is continuing its program to develop new exploration groups.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 03-15**

## General Minerals Corporation Completes Sale of its Interest in the Atocha Silver Project to Esperanza Silver Corporation

**Trading Symbol: GNM-TSX**
**Webpage: www.generalminerals.com**

**December 24, 2003**

General Minerals Corporation ("GMC") is pleased to announce today that it has completed the sale of its interest in the Atocha silver project located in the Province of Cochabamba in west central Bolivia to Esperanza Silver Corporation ("Esperanza"-TSX-V: EPZ). As previously announced (see GMC PR03-08, September 22, 2003) in exchange for its ownership interests in Atocha GMC received 4 million common shares, representing approximately 18.3% of Esperanza's outstanding shares, and 4 million common share purchase warrants. Each warrant is exercisable to acquire one common share of Esperanza upon payment of $1.05 and is exercisable for two years from the date of issue. Assuming the exercise in full of the warrants, GMC would own 8 million common shares of Esperanza, representing approximately 31.0% of the outstanding shares of Esperanza on a partially diluted basis and 26.5% of the outstanding shares of Esperanza on a fully diluted basis.

The Atocha project is now ready to advance to the next level of development which the Company feels can most successfully be accomplished by using the exploration expertise of Esperanza, a fully dedicated silver exploration company, supplemented by the exploration knowledge at the project gained by GMC over the past five years. The greatest value will be realized by our shareholders as we convert our involvement in Atocha from a direct project interest into an indirect interest through the equity participation in Esperanza itself. Esperanza currently has one silver project located in Mexico in its portfolio and is actively pursuing other silver project opportunities.

This plan is consistent with the business strategy that has been adopted by GMC, i.e., to seek partners for existing properties, explore for new high quality exploration targets and assist in the development of new groups of explorationists through majority equity participation in their companies. Management is fully convinced that during this time of rising interest in silver this step is the most prudent and beneficial one that we can take on behalf of our shareholders. General Minerals continues to search for properties similar in quality to Atocha for its own portfolio and is continuing its program to develop new exploration groups.

The common shares and warrants of Esperanza have been acquired by GMC for investment purposes pursuant to the Atocha property sale agreement. GMC will review its investment in Esperanza on a continuing basis and its holdings in Esperanza may increase or decrease in the future.

For further information, please contact:
Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

RECEIVED
2004 APR 29 A 11: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**FOR IMMEDIATE RELEASE: 04-01**

## General Minerals Corporation Enlarges Area of Gold Mineralization at Gold Coin Property in Arizona

**Trading Symbol: GNM-TSX**

**January 7, 2004** **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") is pleased to announce positive exploration results from the low sulfidation, Gold Coin gold system of Tertiary age, located in Cochise County, Arizona. Acquired late in 2002 (see GMC PR02-08, Nov. 20, 2002), this project, located in the historic Courtland-Gleeson district, has recently been expanded and now consists of approximately 700 acres (283 ha) of unpatented mining claims with 329 acres (133 ha) submitted for State prospecting permits.

Geological mapping and sampling on the property has indicated that an area of at least 1,000 metres by 300 metres includes rock samples with anomalous gold geochemistry and is bordered by extensive areas of historical placer mining activity. Within this area two discrete but possibly related zones have been defined, a southern zone called Gold Coin Hill and a northern zone called the Hernandez Discovery zone. A recently completed sampling program in the Gold Coin Hill area has indicated a strongly mineralized gold zone. The zone which is only partially exposed is likely part of a broader north-northeast zone that is approximately 300 metres in length and 30-45 metres in width as currently defined. Structural interpretation of air photographs suggests north-south extensions are likely. The main Gold Coin Hill trench runs generally north-south (N15E) for approximately 60 metres with a southwest fork trending S40W for about 24 metres. The three non-contiguous samples shown in the following table were taken within the 24 metre southwest fork. Portions of well exposed outcrop were chip-channel sampled to determine presence and continuity of mineralization, based on a previous sample taken by the Company (10056) that assayed 1.28 grams per tonne.

| Trench | Sample Numbers | sample length meters | grade grams per tonne Gold |
|---|---|---|---|
| 3 contiguous samples | | | |
| NW trench | 231480 | 3.7 | 5.4 |
| NW trench | 231481 | 2.4 | 4.9 |
| NW trench | 231482 | 3.0 | 2.5 |
| **NW trench** | **Total** | **9.1** | **4.3** |
| 3 non-contiguous samples | | | |
| SW branch | 231485 | 3 | 0.7 |
| SW branch | 231486 | 3 | 2.2 |
| SW branch | 231487 | 2.7 | 5.6 |

Mineralized samples are typically weakly hematitic, clay altered limestone breccia. The samples which were taken along the walls of existing trenches may in part be sub-parallel to some of the mineralized structures. Future sampling programs, following permitting, will include trenching in an east west direction. The target in this

area is both the downward extension of the large zone defined at surface and the intersection of this zone with underlying low angle thrust or gravity slide breccias which are believed to be present.

Pre-existing trenches cutting a steep structure in the Hernandez Discovery zone approximately 800 metres to the north of the NW trench, were sampled and returned anomalous gold values. One 0.76 metre chip sample over the center of this zone assayed 11.3 gpt gold and continuous chip samples assayed as follows:

| Trench | Sample Numbers | Sample Length Metres | Grams per Tonne-Gold |
| --- | --- | --- | --- |
| E W trench | 231452 | 3.1 | 1.2 |
| E W trench 1N | 231471 | 3.4 | 0.7 |

The mineralization occurs within a high angle structure at the Hernandez zone and is more confined than that seen at Gold Coin Hill, but likely related to the same underlying Tertiary source. The target would again be the intersection of the high angle structure with low angle thrust or gravity slide breccias believed to underlie the area.

Trace element geochemistry indicates a good correlation with low but persistent arsenic values associated with a low sulfidation gold system of Tertiary age.

General Minerals' rock samples were analyzed by ACME Laboratories in British Columbia. ACME is a fully ISO 9002 certified facility. Analyses were carried out by the ICP method and. Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Fred Jenkins and Mr. Phil Sterling, consulting geologists. The sampling carried out and reported here was carried out by Messrs. Jenkins and Sterling and these results are consistent with earlier sampling conducted by Mr. Fitch as reported in GMC PR02-08, November 20, 2002.

For further information, please contact:
Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

# GENERAL MINERALS CORPORATION

**FOR IMMEDIATE RELEASE: 04-02**

**January 27, 2004**

**Trading Symbol: GNM-TSX**
**Webpage: http://www.generalminerals.com**

## General Minerals Corporation Acquires Porphyry Copper-Silver Target: Monitor - Arizona

General Minerals Corporation ("GMC") is pleased to announce the acquisition of the Monitor copper-silver property located approximately 5 kilometres northeast of Grupo Mexico's (formerly ASARCO's) Ray porphyry copper-silver producing mine and approximately 100 kilometres east of Phoenix, Arizona.

Geologic mapping and sampling and geophysical surveys carried out by General Minerals in recent months have delineated an area of approximately two square kilometres with characteristics suggestive of an underlying porphyry copper target. These characteristics include high grade copper-silver mineralization at surface, a two square kilometre zone which includes areas displaying porphyry-style and hematite alteration and a coincident, two square kilometre Self Potential ("SP") geophysical anomaly. This target is located near the intersection of the NE extension of the Rustler Fault from the Ray Mine and a NW trending fault that extends towards the new, very large Resolution discovery of Kennecott Minerals Company, 15 kilometres to the NW of the Monitor property.

A number of outcrops of copper-silver mineralization have been mapped and sampled within an area of approximately 1,600 x 600 meters elongated in a northeast direction parallel to the Rustler Fault and within the 2 square kilometre zone containing areas of porphyry style alteration. The sampling results of some of the cuts and quarries are reported in the following table:

| Sample Numbers | Area | Sample Type | Sample Length metres | Copper % | Silver gpt |
|---|---|---|---|---|---|
| 47539-40 | Monitor | continuous chip samples | 12.2 | 0.86 | 89 |
| 47501-4 additional results pending | Saddle area 520 m SW of Monitor | continuous chip samples | 24.4 | 0.79 | 65 |
| 47433-41 | Big Cut 300 m SSW of Monitor | continuous chip samples | 54.9 | 0.78 | 59 |
| 47409-15 | Merrimac area 1000 m E of Monitor | continuous chip samples | 21.3 | 1.46 | 66 |
| 47403-04 | Merrimac area | continuous chip sample | 10.7 | 1.94 | 17 |
| 47477-82 47484 | Saddle area 490 m SW of Monitor | dump samples Average sample pit size | 0.6 x 0.6x 0.6m | 1.19 | 103 |
| 47485-6 | Below Saddle area 440 m SW of Monitor | dump samples Average sample pit size | 0.6 x 0.6x 0.6m | 0.90 | 82 |
| 47487-9 | Big Cut 290 m SW of Monitor | dump samples Average sample pit size | 0.6 x 0.6x 0.6m | 1.08 | 90 |

Sampling by Mr. Randall Moore, professional Geologist number WA RPG # 1390, a Qualified Person under National Instrument 43-101, prior to GMC's involvement included the following very comparable results:

| Sample Numbers | Area | Sample Type | Sample Length metres | Copper % | Silver gpt |
|---|---|---|---|---|---|
| 51301-4 | Saddle area | continuous chip sample | 24.3 | 0.83 | 67 |
| 51308-15 | Big Cut | continuous chip sample | 48.8 | 0.70 | 66 |
| 51324-26 | Merrimac area | continuous chip sample | 12.8 | 1.62 | 75 |
| 51322-23 | Merrimac area | continuous chip sample | 6.1 | 2.95 | 129 |

The geological setting at Monitor has many similarities to the Ray Mine five kilometres to the SW, where more than 4.5 million tons of copper have been recovered since 1911. Surface exposures consist of Precambrian Apache Group sedimentary rocks, diabase sills, Tertiary age rhyodacite porphyry dykes and Teapot Mountain Porphyry dykes. High-grade copper-silver mineralization is associated with numerous sets of faults which are dominated by the regional northeast-southwest trending Rustler Fault extending from the Ray Mine through the GMC Monitor property. Several parallel structures to the Rustler Fault have been identified and represent untested exploration targets. In addition, GMC has identified numerous east-west oriented structures containing high-grade copper-silver mineralization which have the potential to host significant, near surface mineralization.

Reconnaissance SP geophysics (Self Potential mapping) indicates that sulphides exist at depth below the oxide mineralization listed in the tables. The best defined geophysical feature is approximately 1 km across and encompasses the Merrimac area, where geological mapping indicates a strong color anomaly and development of actinolite skarns and hematite alteration. Other Self Potential targets to the west, southwest and south, suggest an overall potential for deep mineralization within an area of 2 $km^2$ or more. GMC management believes that this may represent a porphyry copper-silver target at depth similar to Ray or the very large Kennecott Resolution discovery which is reported to contain a significant volume of mineralization of >1% copper with dimensions in excess of 750 x 300 x 250 meters.

GMC has carried out a geological reconnaissance of the area and collected rock samples to confirm the presence of mineralization, which is often visible as copper oxides and silver chlorides at surface. Rock samples varied from a few ppm copper to greater than 10% copper, with elevated molybdenum values of a few ppm to a high of 1159 ppm. Silver values varied from less than one ppm to greater than 200 ppm and were related to high copper values and elevated lead and zinc values (up to 0.4% over 6 m and 0.48% over 6 metres respectively).

The Company has acquired a number of leases on a large area encompassing the historic Monitor Mine that produced very high grade copper-silver ore. In total, the Company has acquired mineral rights to approximately 785 ha of mining claims and State of Arizona Leases. A total of 69 lode claims have been acquired along with 146 ha in approved State mineral leases and 187 ha in pending leases.

The Monitor property was bypassed during the years of intense porphyry exploration in the 1970's and 1980's because during this time it was owned by a local business person who did his own prospecting and mined the high-grade structures at the historic Monitor Mine. His activities, and that of early miners in the area, provided some excellent exposure of mineralized material in the form of trenches, quarries, tunnels and short drill holes. Limited information is available to the Company regarding sporadic exploration efforts by a number of companies in the area, but none of these programs appears to have focussed on the Merrimac Area.

General Minerals' rock samples were analyzed by ACME Laboratories in British Columbia. ACME is a fully ISO 9002 certified facility. Analyses were carried out by ICP. Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Randy Moore, Professional Geologist number, WA RPG # 1390 also a Qualified Person, and Dr. Jacob Skokan, consulting geophysicist.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 04-03

# General Minerals Corporation Announces Reacquisition of the Escalones Porphyry Copper Prospect in Chile

**Trading Symbol: GNM-TSX**

**March 1, 2004** **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") is very pleased to announce that it has entered into an agreement to option the 4,689 hectare Escalones porphyry copper prospect located 97 kilometres southeast of Santiago in central Chile and 35 kilometres east of the giant El Teniente producing copper mine. GMC had originally acquired the property in late 1996 and after drilling 25 diamond drill holes with encouraging results returned the property to the original landowner in August of 2001. At the time, the price of copper was in the mid 60 cent per pound range and to proceed further with the project would have required a significant land payment that GMC elected not to make. Since that time, the price of copper has more than doubled to the recent $1.30 per pound price and there has been a renewed emphasis by the industry searching for new, undeveloped copper projects. GMC will shortly be undertaking an intensive search to joint venture the project with another mining company. Originally, GMC had joint ventured Escalones with ASARCO, a major copper producer at the time, but after ASARCO was taken over by Grupo Mexico the joint venture was cancelled. Through the end of 2000, the Company and its partner (ASARCO/Grupo Mexico) had incurred exploration expenses at Escalones in excess of CAD$6 million.

This porphyry copper system is defined by a large, approximately six square kilometre alteration zone within which GMC has defined a geophysically anomalous area (Self Potential anomaly) of approximately four square kilometres. In late 1998, GMC announced the discovery of significant skarn and porphyry copper mineralization from their first diamond drill hole at Escalones (see GMC PR 98-20, Dec. 3, 1998). The results from this first drill hole suggested that the Escalones Project had the potential to host a very large deposit consisting of porphyry and skarn-hosted copper mineralization. After completing 25 diamond drill holes on the property, GMC management continues to believe that the property has great potential. Drill hole Es-1 intersected skarn and porphyritic intrusive-hosted copper mineralization at the surface. Highest copper grades occurred in the uppermost 377 metres of the hole, where the mineralization was hosted by skarn and porphyritic intrusive bodies.

**The first 76.5 metres averaged 1.32% copper plus 0.13 gpt gold and 4.1 gpt silver. The entire 377 metre interval averaged 0.63% copper, 0.06 gpt gold and 2.1 gpt silver.**

| From (metres) | To (metres) | Length (metres) | Copper (%) | Molybdenum (ppm) | Gold (gpt) | Silver (gpt) |
|---|---|---|---|---|---|---|
| 0.5 | 377.59 | 377 | 0.63 | 65 | 0.06 | 2.1 |
| including: | | | | | | |
| 0.5 | 77.0 | 76.5 | 1.32 | 15 | 0.13 | 4.1 |
| 109.0 | 201.0 | 92.0 | 0.62 | 70 | 0.054 | 2.5 |
| 271.0 | 377.59 | 106.59 | 0.54 | 139 | 0.045 | 1.2 |

Excluding the 102 metres total thickness of lower-grade dikes and sills from the 377 metre intercept, the average grade of the remaining 275 metres is 0.80% copper. The mineralization in the first 77 metres occurs principally as heavily disseminated chalcopyrite in magnetite-rich skarn, and as oxides within an intrusive sill. These mineralized units are underlain by 300 metres of intermixed skarned sediments, highly-altered porphyritic intrusions, and younger dikes and sills.

In the Company's Annual Information Form dated May 17, 2001 GMC stated the following:

"Interpretation of Exploration Results: Based on surface sampling, channel sampling, trench sampling, and 25 diamond drill holes concluded to date, the surface extent of the higher grade, magnetite-rich style of copper-gold-magnetite skarn mineralization in the "core area" of Escalones Alto measures 100 metres by 250 metres before disappearing under cover. This high grade mineralization is surrounded by strongly mineralized garnet skarn with a drill-indicated lateral extent of approximately 350 metres by 200 metres which is still open to the north, south and west. This whole package of mineralization, which has an interpreted true thickness of approximately 200 metres to 300 metres, dips to the east at 60 degrees and has been followed subsurface down-dip to a depth of approximately 500 metres below the surface in hole Es-7. This package of mineralization has been intersected in hole Es-1 from surface to 378 metres (down-hole), hole Es-5 from 6 to 548 metres, hole Es-7 from 11 to 514 metres and the new hole Es-16 from 193 to 399 metres. Although geological interpretations are ongoing, certain conclusions can be drawn from the 25 drill holes and road channel sampling results, which have been completed to date at Escalones. These observations indicate that the prospect has significant potential, with the following geological conclusions reached to date:

1) Within a "core area" of the Escalones property, which remains open, and currently defined by holes Es-1, 5, 7, 10, 16, and 23, a block of higher grade copper-gold-silver mineralization has been identified in which substantial drill intersections have grades of 0.7% to greater than 1% copper and a gold credit over significant widths. This zone, as currently defined, occupies approximately 350 metres of N-S strike length of the host carbonate sequence. The down-dip extension of the "core area", to the east of the collars of Es-1 and Es-10, has yet to be located by drilling. It is suspected that lateral displacement on a major N-S-striking fault, just east of the collar of Es-1, may have played an important role in offsetting the higher grade "core area".

2) Over a much larger area of approximately 600 metres by 1,200 metres, copper mineralization has been identified over narrower widths within the same package of rocks. Although present over narrower widths, some of the drill holes, which have tested this mineralization outside of the "core area" have returned high grades. For example, Es-11, located approximately 400 metres south of Es-1, intersected 5 metres grading 4.13% copper with 0.49 gpt gold and 15 gpt silver. Grades of this magnitude are currently mined underground at other mines in Chile. The target area for this style of mineralization is very extensive on the property; however, the prime target at Escalones continues to be the expansion of the "core area" mineralization.

3) Results of drill hole Es-25 indicate that the skarn mineralization is spatially, and likely genetically, related to porphyry style mineralization which is hosted by granodiorite and diorite. The porphyry mineralization discovered in this, the last hole drilled to date, is hosted by an intrusive stock, which is thought to occupy the area between Escalones Alto and Escalones Bajo, and likely occurs below these skarn bodies at depth".

Hole Es-25, the first hole penetrating the porphyry rather than skarn system intersected hydrothermally altered granodiorite and diorite containing porphyry-style, vein-hosted and disseminated chalcopyrite, bornite and molybdenite mineralization, along with highly anomalous gold values. The mineralized zone begins at a depth of 55 metres under gravel cover. Drill hole Es-25 included the following mineralized intervals:

| From | To | Cum. length metres | Copper % | Molybdenum ppm | Gold g/t |
|---|---|---|---|---|---|
| 65 | 358 | 293 | 0.36 | 12 | 0.091 |
| includes | | | | | |

| | | | | | |
|---|---|---|---|---|---|
| 197 | 288 | 91 | 0.50 | 12 | 0.103 |
| includes | | | | | |
| 262 | 285 | 23 | 0.68 | 6 | 0.128 |

This hole is located several hundred metres from the nearest skarn hole to the east and almost a kilometre from the important mineralization found in road cuts at Escalones Bajo that has not yet been drilled. Channel sampling at Escalones Bajo yielded the following results:

| Sample Nos | Length metres | Copper % | Molybdenum ppm | Gold ppm |
|---|---|---|---|---|
| 14934-14950 | 170.0 | 0.51 | 32 | 0.017 |
| includes | 60.0 | 1.22 | 41 | 0.009 |
| includes | 20.0 | 2.0 | 79 | 0.02 |
| 14634-14636 | 11.0 | 1.30 | 7 | 0.001 |
| 14919-14933 | 237.0 | 0.08 | 38 | 0.002 |
| 31551-31562 | 117.0 | 0.11 | 9 | 0.002 |
| 31564-31565 | 12.0 | 0.77 | 8 | 0.001 |

Management believes there is good potential for the property to host porphyry copper-gold-molybdenum mineralization both within the area already partially drilled and in the remaining several square kilometres of undrilled anomalous terrain.

Mr. Ralph Fitch, President and of General Minerals Corporation, is the Qualified Persons on the Project as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Dr. Lawrence Dick, Executive Vice President and Dr. Jacob Skokan, consulting geophysicist. The original analyses were performed by Acme Analytical Laboratories (Chile) Ltda. in Santiago, Chile on representative samples obtained from half of the core. Copper was analyzed by Atomic Absorption (AA) using a one gram sample dissolved in aqua regia, silver and molybdenum were analyzed by Atomic Absorption (AA) using half gram samples dissolved in aqua regia and gold was analyzed by Atomic Absorption (AA) using a 10 gram sample dissolved in aqua regia followed by extraction into MIBK. Ten percent of all samples were reanalyzed by Bondar-Clegg of Santiago as a check. Subsequent drilling by the Company was reported in a series of press releases. All results in this press release have been previously reported. The last drill results at Escalones were reported in the spring of 2001.

For further information, please contact:
Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063, E-mail: ddoran@generalminerals.com

**GENERAL MINERALS CORPORATION**

**FOR IMMEDIATE RELEASE: 04-04**

**General Minerals Corporation Provides Exploration Updates on Properties and Activities**

**March 5, 2004**

**Trading Symbol: GNM-TSX**
**Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") is pleased to provide the following update to its activities that includes the formation of the first of our new exploration groups. As disclosed in our 2001 Annual Report, GMC's mission is to maximize exposure to exploration success by continuing early stage exploration using in-house expertise to identify properties with discovery potential and to expand our exploration base by assisting new groups of geologists to form companies and develop early stage projects with discovery potential. These newly established groups will target new, relatively unexplored areas of the world. GMC is pleased to announce the first of these new exploration companies in which General Minerals is an equity and advisory participant. The Company is pleased to announce that it has entered into an agreement with Afghan Minerals Inc. ("AMI"), a group with in depth exploration knowledge of Afghanistan and with close relationship with the Afghan people and extensive knowledge of the geologic potential of the country. The CEO of AMI, Mr. Mohammed Hassan Alief, served two years as Director–General of the Minerals Survey of Afghanistan in the Ministry of Mines and Industries, Royal Government of Afghanistan in the 1960's. GMC is now the majority shareholder (51%) in AMI, a Bahamian company with head office in Denver, Colorado. AMI has Afghan nationals as partners on its management team. This is a unique opportunity for GMC to be on the ground-floor of a newly emerging exploration region that has previously not received a lot of attention from outside mining interests. Discussions have already been initiated with the government to acquire exploration permits. Both GMC and AMI will be exhibiting at the upcoming PDAC Conference in Toronto.

General Minerals is also negotiating with another similar group of geologists that has experience and is pursuing exploration opportunities in Mongolia. Discussions are ongoing with this group and when finalized, a more-detailed announcement concerning the new company will be forthcoming.

Exploration Update:

Bolivia: Malku Khota – Sandstone hosted silver-gold prospect. Reconnaissance geological mapping has been completed and 21 lines of channel samples have been collected within a 7.5 kilometre strike length, across the same sandstone host-rocks that GMC geologists discovered at the Atocha silver prospect which was recently sold to Esperanza Silver Corporation for 4,000,000 units.

Results from this initial channel sampling program are encouraging. Ten of the 21 lines of channel samples, spread over the entire 7.5 km strike length, intersected anomalous silver values.

| Section Number: | Width in Metres: | Silver gpt: | Highest Grade Interval: |
|---|---|---|---|
| 90750 | 26 | > 34 | includes 2m @ >100 gpt |
| 90300 | 22 | > 23 | includes 2m @ >100 gpt |
| 92300 | 39 | > 81 | includes 15m @ >100 gpt |
| 92550-1 | 19 | 18 | - |
| 92550-2 | 8 | 17 | - |
| 93050 | 9 | >58 | includes 4m @ >100 gpt |

Note: Greater than 100 gpt denotes that the assay technique used had an upper limit of 100 gpt. These samples will be reassayed to ascertain the actual values which should be higher.

These results are considered encouraging because at Atocha, 25 kilometres to the north, GMC discovered that anomalous silver values greater than 15 gpt at surface could relate to much higher grade mineralization at a few metres depth. The typical width of mineralization at Atocha is approximately two metres and therefore the Company is encouraged by the greater widths and good surface grades at Malku Khota.

The gold analyses at Malku Khota were performed by Atomic Absorption by ALS Chemex in Vancouver, and the other elements were analyzed by ICP at the same laboratory.

Laurani-Silver-gold target: Geological mapping has been completed within the central portion of the property and 365 channel and chip samples have been collected. Only a few of the results have been returned to date, but they include encouraging results. To date, 32 samples have returned values greater than 1gpt gold with the two highest surface vein samples assaying 18.25 and 10.20 gpt gold. Silver values have included 14 samples with greater than 100 gpt silver (100 gpt is the detection limit for this analytical technique).

Geological observations suggest there is potential for gold vein mineralization within the 1.5 square kilometre Tatal Pata area, and that there is good potential for near surface silver mineralization and a large, deeper porphyry copper target in the one square kilometre area known as Cerro Alunita. These mineralized targets are situated within a 10 km wide near circular caldera feature.

The gold analyses at Laurani were performed by Atomic Absorption by ACME Labs in Santiago, Chile and other elements were analyzed by ICP at ACME, Vancouver. Mr. Ralph Fitch, President of General Minerals Corporation, is the Qualified Person on the projects as set out by the Toronto Stock Exchange Disclosure Standards and National Instrument 43-101. Mr. Fitch was assisted by Mr. Felipe Malbran, consulting geologist.

Chile – Escalones Porphyry Copper Prospect: The Company is actively seeking a joint venture partner for its recently reacquired Escalones property (see GMC PR04-03, March 1, 2004) where it completed 25 diamond drill holes, many with substantial thicknesses of skarn and porphyry copper style copper-molybdenum and gold mineralization.

U.S.A. - The Company has previously announced the positive results it has obtained at its two porphyry copper targets, Monitor and Dragoon and its epithermal gold target Gold Coin. These properties are now attracting interest from potential joint venture partners.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

# REPORT ON

# ATOCHA PROPERTY

## Province of Arque, Bolivia

## Prepared for

## General Minerals Corporation

**David G. Wahl, P.Eng, P. Geo.** **July 31, 2002**

*Southampton Associates Inc. 67 Yonge Street, Suite 808, Toronto, Canada M5E 1J8*
*Tel: (416) 601-1444 Fax: (416) 601-1450 e-mail: southampton@on.aibn.com*

# TABLE OF CONTENTS

## LIST OF FIGURES



## LIST OF APPENDICES

# 1.0 SUMMARY

The Atocha property is situated in the Province of Arque, in western Bolivia, approximately 250km southeast of the capital La Paz and is readily accessible by four wheel drive vehicle from either Oruro or Cochabamba.

The Property comprises 7,250 hectares and covers a 15km strike-length of a silver bearing formation. Approximately, 6,400 hectares, is wholly owned by General Minerals Corporation (the "Corporation") with the remaining 850 hectares being optioned from a third party. Under the terms of the Option the Corporation has the option to purchase the Property by making escalating cash payments totaling US$202,000 of which US$90,000 has been paid. The balance is due in escalating cash payments over the next nine months.

The silver mineralization at Atocha was discovered and mined during Spanish Colonial times. Modern exploitation probably dates to the early part of the $20^{th}$ Century. The last know exploitation was during the 1960's, when several of the silver veins were mined by local miners.

The Aocha region is dominantly underlain by marine and clastic sedimentary rocks of Ordovician to Cretaceous age. These rocks are present as a homoclinal sequence of arenites and pelite, which strike, northwesterly and dip moderately to the west. In this part of the Andean Cordillera sub-parallel thrust faults are common. In the Atocha area, sinusoidal strike-slip normal faulting has overprinted earlier thrusting, resulting in the formation of tensional faults and fractures, which have provided channel ways for hydrothermal fluids.

The mineralization at Atocha occurs as fracture-related vein mineralization hosted by sandstones and as sandstone-hosted disseminated mineralization. Silver sulphide, silver chloride and various oxidized products of these minerals including silver bearing jarosites and native silver are present.

The historic workings on the Property are centered on the Condor Iquina and Carmen discoveries. The Carmen area is located approximately 1.4km south of the Condor Iquina area. The mineralized areas are enclosed by a single zone of intense silicification approximating a rectangular area measuring 2km (north-south) by 300m (east-west).

The majority of the exploration carried out on the Property by the Corporation was accomplished by way of adit and underground exploration and development.

In the Condor Iquina area, two adits, PM-3 and PM-7, were driven to intersect the disseminated mineralization 50m, down-dip from the historic Condor Iquina workings. Recent sampling of the historic Condor Iquina workings returned locally significant channel sample assays in the range of 891.41g/t silver over 1.8m. A vertical chip sample on the advancing face of the PM-3 adit, 167.7m from the portal and reflecting a position 39m vertically below the historic Condor Iquina workings, returned an assay of 3,533g/t silver over 1.92m. Follow-up horizontal channel samples taken 165.5 to 171.5m from the portal returned 365.1g/t silver over 6m. A total of 33m of underground development has been completed on the PM-3 Adit. Silver mineralization was also intersected in the first 13m of the PM-7 adit. Over this interval seven continuous channel samples returned 407.1g/t silver.

Initial work in the Carmen area focused on the existing, historic Vizcarra adit, which was located to provide access to the Santa Isabel vein, the target for small scale mining during the Spanish Colonial times. The underground workings were rehabilitated,

mapped and sampled. Locally high-grade mineralization was encountered in a short decline during sampling which returned 8,619.5g/t silver, 10.7% copper, 1.5% zinc and 518g/t indium over 0.75m. Further excavation of the decline by the Corporation, to a depth 30m below the Carmen adit, extended the mineralization to depth. Concurrently, two additional adits designated A-7 and A-9 were discovered, rehabilitated, mapped and sampled. Chip channel samples of the mineralization typically, returned assays in the range of 136.7g/t silver over 1.85m to 705.6g/t silver over 0.6m.

In 1999, the Corporation discovered encouraging mineralization in old stopes and new crosscuts within the Manto Cloruro, in the Carmen south area. A new adit A-10 was driven to intersect the manto mineralization, approximately 70m vertically below the lowermost historic workings. Approximately 140m from the portal the adit intersected high-grade silver mineralization averaging 3,411.8g/t silver over a true with of 3.0m. This mineralization is believed to be the down-dip extension of the mineralization historically mined above. This sample included three separate zones of mineralization with weakly-mineralized rock between each zone. The upper zone of mineralization was the most highly mineralized and includes continuous channel samples of up to 15,447.5g/t silver over a true thickness of 0.69m.

In addition to the underground development, the Corporation completed 65 underground diamond drill holes to define the margins of the mineralization mapped in the stopes and on the sub levels. The manto was intersected in almost all of the holes which suggests continuity of the mineralized horizon. The grade of the manto intersected in the drill holes varies from a few hundred grams to 0.95kg/t silver over widths of 0.8 to 2.1m.

Lakefield Research in Santiago, Chile, carried out metallurgical testing of seven samples take from the Manto Clorur, Condor Iquina and Santa Isabel vein. The results indicate that in excess of 90% of the silver may be recovered by conventional flotation, resulting in a concentrate grading approximate 40 to 100kg/t silver.

The Corporation has estimated a resource based on exploration and development completed to mid April 2000 on the Manto Cloruro. The resource was diluted to a mining width of 1.5m, or in areas estimated to be thicker than 0.75m, 0.75m of dilution was added. Dilution was added at a grade of 88g/t silver as established following evaluation of assay data on the hanging and footwalls of the composite intercepts. The estimate tonnage and grade were then reported from the model at various cutoff grades ranging from 150grams to 1,300 grams per tonne in 100g increments. At a 300g/t cutoff the indicated resource, diluted to a minimum thickess of 1.5m is 105,000 tonnes averaging 591g/t silver. The Corporation believes the likely grade error for this block at a 90% confidence level is plus or minus 27% The resource is open along strike and to depth.

Southampton has reviewed the resource estimation and is of the opinion that the estimation is reasonable and complies with the definition established by NI 43-101.

The Corporation has completed preliminary test mining of the mineralization. During the test mining 3,180 tonnes grading 753g/t silver were mined. The majority of this material was obtained from the 3280 main level (A-10) and the 287 and 294 sub-levels and to the extent possible mined material between the levels. The precise location of the workings with respect to the resource blocks has not been reconciled; however, the majority of the mineralization was mined from within 20 resource block each measuring

14 metres long and 7 metres high, with a minimum width of 1.5 metres. These resource blocks have been estimate to contain 7,684 diluted tonnes at an average grade of 739g/t silver. The Corporation cautions that a comparison between the mined grade and the estimated block grade can only be used as an indication that similar grade exists and can not be used for statistical comparative purposes. Southampton supports this caution; but, as an order of magnitude the diluted average grade of the resource blocks compares very well with the average run of mine grade reflected in the test mine sample which adds credibility to the grade of the resource estimation.

The exploration/development program at Atocha was designed to emphasize the continued delineation of resources in the area of the A-10 adit. This has been accomplished and has demonstrated the existence of untested exploration potential along strike and up and down dip. Additionally, the Corporation's extensive land position covers approximately 18km of on strike continuation of the favourable sedimentary sequence which host the silver mineralization.

In light of the identified resource/reserve potential on the Property, it is recommended that the Corporation continue to develop the regional potential through strategic surface exploration of known occurrences along strike while continuing its efforts to secure a joint venture partner to advance the Property to production.

It is further recommended that this strategic program be considered as an interim program until such time as a joint venture partner can be found to develop the full potential of the Property.

The total cost of this interim program is estimated to be US$25,000.

# 2.0 INTRODUCTION AND TERMS OF REFERENCE

David G. Wahl, P. Eng. (mining), P. Geo., a qualified person under National Instrument 43-101, was retained by General Minerals Corporation (the "Corporation") to prepare a technical report on the Atocha Property (the "Property") located in the Province of Arque, Bolivia. Mr. Wahl is also president of Southampton Associates Inc. ("Southampton") a company holding a General Certificate of Authorization to practice Professional Engineering in the Province of Ontario, authorized by Professional Engineers Ontario.

Southampton (or the "author") understands that this report is required by the Corporation to support its Annual Information Form (NI-44-101) to become a qualified issuer under Multilaterial Instrument 45-102 and qualify for a minimum four-month hold period on the Corporation's securities from the distribution date of the securities.

The author visited the Property on July 18, 2002 to review and report on the status of the project. Mr. Felipe Malbran, the Corporation's Senior geologist accompanied the author during the site visit and provided all requested information. During the site visit the author examined the surface geology, the historic underground workings in the Condor Iquina area and the recent underground workings accessed by the A-10 adit in the Carmen area. Confirmation chip samples were also taken at selected underground locations in the Condor and Carmen areas.

The following report is based on discussions with management and observations made during the visit to the Property. Additionally, project files were reviewed in Oruro, Bolivia.

Metric units of measurements are used throughout this report. Currency figures are in Canadian Dollars.

# 3.0 DISCLAIMER

In the preparation of this report Southampton relied on technical reports prepared by engineers and geologists of the Corporation. To the best of its knowledge, Southampton believes that this work was carried out in accordance with National Policy 2-A and would have been carried out by or under the direction of a *qualified person* given the current definition under National Instrument 43-101.

# 4.0 PROPERTY LOCATION AND DESCRIPTON

## 4.1 Property Location

The Atocha property is situated in the Department of Cochabamba, Province of Arque, Canton of Colcha, western Bolivia. The center of the Property is at latitude 66 20'E and longitude 17 50'S. The Property is located 100km south southwest of Cochabamba and 90km east of Oruro (Figure 1).


South America
PANDO
BENI
LA PAZ
COCHABAMBA
SANTA CRUZ
ORURO
POTOSÍ
CHUQUISACA
TARIJA
PERU
BRAZIL
CHILE
PARAGUAY
ARGENTINA
ATOCHA
La Paz
Cobija
Riberalta
Guajará Mirim
Trinidad
Cochabamba
Oruro
Potosí
Santa Cruz
Sucre
Tarija
Uyuni
La Quiaca
Antofagasta
San Ignacio
Concepcion
Ascención
Magdalena
Reyes
Apolo
Yacuiba
Villa Montes
International boundary
Department boundary
National capital
Department capital
Town
Pan American highway
Road
Railroad
Airport
0 100 200 300 km
0 100 200 mi

# Atocha Silver Project - Bolivia

General Minerals Corporation

## 4.2 Property Description

The Property consists of 290 quandriculas and covers a total of 7,250 hectares along a 15 kilometre strike length of the silver bearing formation (Figure 2). The Corporation wholly owns 6,400 hectares with the remaining 850 being optioned from a third party as described in the following section. The following table summarizes the land tenure:

| Agreement | CONCESION | Claim Holder | Claim Number | Location CANTON | CUADRICULAS | Surface Area Há. |
|---|---|---|---|---|---|---|
| Option | LOS MANGALES-II | PEDRO RIVERO VACAFLORES | 9347 | COLCHA | 34 | 850 |
| | AMIGOS | C.M.G.M.B (1) | 9288 | COLCHA | 48 | 1,200 |
| | ARGENTITA II | C.M.G.M.B | 11831 | ARQUE | 2 | 50 |
| | LA PLATA II | C.M.G.M.B | 11807 | ARQUE | 2 | 50 |
| | ARGENTITA | C.M.G.M.B | 10844 | ARQUE | 12 | 300 |
| | LA PLATA | C.M.G.M.B | 10843 | ARQUE | 50 | 1,250 |
| | CANDELARIA | C.M.G.M.B | 10841 | ARQUE | 50 | 1,250 |
| | PATILLA | C.M.G.M.B | 13387 | ARQUE | 52 | 1,300 |
| | MILOJA | C.M.G.M.B | 13386 | ARQUE | 40 | 1,000 |
| | | | | TOTAL | 290 | 7,250 |

Note: (1) C.M.G.M.B. refers to Compania Minera General Minerals Bolivia S.A.

The Corporation reports that its wholly owned claims are fully paid and the optioned claims are in good standing.

The Corporation is aware of third party claims underlying approximately 2% of the Property that, if valid, may have priority over the Corporation's interests in those portions of the Property.

### *4.2.1 Ownership*

The Corporation, through its indirect, wholly owned Bolivian subsidiary, Compania Minera General Minerals (Bolivia) S.A. ("CMGMB"), entered into two option agreements dated August 13, 1998. The first option agreement (the "Amigos Option") relates to 48 quadriculas covering 1,200 hectares and was exercised by the Corporation on January 18, 2000 upon payment to the owner of US$221,400. The second option agreement (the "Los Mangales II Option") relates to 34 quadriculas covering 850 hectares. Pursuant to the Los Mangales II Option, the Corporation has the right for a period of 58 months from May 19, 1998 to purchase the claims upon payment to the owner of US$202,000, of which US$90,000 has been paid to date. Additional payments, pursuant to the Los Mangales II Option, are due as follows: US$48,000 in July 2002 and US$64,000 in March 2003. The Company can, at any time prior to March 2003, acquire title to the subject property, subject to the Los Mangales II Option by paying the remaining


E775000
E780000
E785000
N8025000
N8020000
N8015000
LA PLATA
ARGENTITA
LOS MANGALES II
LA PLATA II
ARGENTITA II
AMIGOS
CANDELARIA
PATILLA
MILOJA
N
EXPLANATION
General Minerals Corporation
CMGMB Option Property
Note: There is mining property from others in the area
0 1 2 3
Kilometers
General Minerals Corporation
ATOCHA PROJECT
Mining Property
DATE: JULY 2002
AUTHOR: GMC
PROJECTNO.
SCALE:
DRAWNBY: M. Montoya
DRAWINGNAME:

amounts owing. If the Company decides not to proceed with the option at any time during the term of the Los Mangales II Option, its obligations to make the payments outlined above cease. However, the owner is entitled to retain any payments already made. So long as the Los Mangales II Option is outstanding, the Company is required to pay all amounts required to protect and maintain the property. No royalties are payable on these properties.

On July 11, 2002, the Corporation renegotiated the schedule of "additional payments", detailed in the Los Mangales II Option as follows: US$15,000 in July 2002 (Paid), US$16,500 on October 19, 2002, US$16,500 on December 19, 2002 and US$64,000 on March 19, 2002 for an aggregate total of US$112,000.

# 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

## 5.1 Accessibility

The Property is accessible by four-wheel drive vehicle from either Cochabamba located 100km north northeast of the Property or Oruro located 90km west of the Property. In the dry season the Property is accessed from Cochabamba, to the town of Arque via paved and gravel roads and from Arque to the Colcha following a seasonal gravel road on the Argue river flood plain and by a gravel road from Colcha to the Property. During the wet season (December through March) the Property is accessed from Oruro via Boliviar via a gravel road. Travel time from Cochabamba to the Property in the dry season is three hours and from Oruro in the wet season is four hours.

## 5.2 Climate

The climate is generally quite mild. In winter, it typically freezes at night with daytime highs of –10 degrees C; whereas, in the summer, the temperatures at night drop to 5-10 degrees with daytime highs in the 20's. The climate at lower elevations on the Property is milder. Rain and snow are infrequent winter events; however, during summer months, heavy rain storms, sometimes with hail or sleet, are a daily occurrence. The month of January receives an average of 110mm of moisture with the minimum monthly average of 0.9mm in June. The average annual precipitation is approximately 700mm.

## 5.3 Local Resources

The villages of Khapy Khasa and Abra Khasa are located on the Property and can provide a modest semi-skilled labor force. Support services and a qualified mining labor force are available in Cochabamba and Oruro.

## 5.4 Infrastructure

Currently, there is little infrastructure on the Property; however, the Property has several potential connections to the national power grid which is located approximately 20km from the Property. A 10,000 volt, single phase, line services Arque 6km north of the Property and a 30,000 volt three phase line that used to supply power to Cerro

Grande is live to within 10 km of the Property. Several high-pressure natural gas pipelines pass within 20km of the Property.

## 5.5 Physiography

The topography on the Property is very rugged. Elevation on the Property ranges from 3,800m to 4,000m.

# 6.0 HISTORY

The silver mineralization at Atocha was discovered and mined during Spanish Colonial times. More modern exploitation likely dates to the early part of the $20^{th}$ Century, but there is little evidence of any substantial exploration or exploitation within the past 50 years. The last known exploitation was during the 1960's, when the veins were exploited at a rate of 1 to 2 tonnes per month.

The silver-bearing vein mineralization was mined in the past by underground methods. It appears that the highest-grade mineralization was targeted, and in the absence of significant dumps outside of the known workings, the vein mineralization was most likely taken in its entirety to a nearby smelter facility.

During of 1998, the Corporation began systematic exploration of the Atocha project. Work by the Corporation included geological mapping, limited SP geophysical surveys, construction of new exploration tunnels, underground and surface channel sampling, surveying, and limited metallurgical testing. The pace of work increased dramatically during 1999, as high-grade silver mineralization discovered during 1998 became the target of a new phase of underground development and diamond drilling.

From 1999 to date, exploration activities have focused on identifying the continuity of the Manto Cloruro mineralized zone, both horizontally by driving adits, drifts and crosscuts and vertically by underground diamond drilling and the excavation of sub-levels at successively higher elevations in the Carmen area of the Property. The principal objective, of the exploration was to develop a reserve and to identify the continuity of the grade of the silver mineralization within the manto, and to optimize the grade of the material being shipped to Oruro for test milling and refining. To date, a total of approximately 566m of underground excavations have been developed in the southernmost area of mineralization identified in the Atocha area, including the main "A-10" adit at an elevation of 3,280m. The A-10 access and haulage adit has advanced 195m in a N10W direction along the footwall of the manto-form mineralization. From the A-10 adit, 5 principal crosscuts have been driven to intercept the manto, at distances of 45, 55, 100, 140, and 180m from the portal. Each of these crosscuts has intersected the manto, which varies between one and three meters in true width, dips to the southwest at 60 degrees, and contains silver grades ranging up to 3,411.8gpt over a true width of 3.0m. The principal silver minerals identified include tetrahedrite, cerargerite, argentite/acanthite and native silver.

A second major underground excavation is a sill drive along the Manto Cloruro at the same elevation as the A-10 adit. This drive followed the manto at the 3,280m level for approximately 95m, from the 180 crosscut in the north, to approximately 15m south of the 100 crosscut in the south. At its southern extremity, the manto has been offset approximately 20m to the southeast, where its continuity to the south has been

confirmed by short crosscuts trending east from the A-10 adit. Surface exploration has confirmed that the manto continues south for at least an additional 50m. Diamond drilling is currently being carried out to determine the position of the manto north of the 180 crosscut, where a similar, E-W-trending fault has offset the mineralization. The manto has been located a further 20m north and 69m above the 180 crosscut in the winze and in the old adit 60m above the winze at the same elevation. Surface exploration has determined that the manto continues to the north, where previous historical small-scale mining was carried out approximately 50m north of the present north end of the A-adit, and at an elevation of approximately 100m higher.

Three partially developed sub-levels, at elevations of 7, 14 and 21m above the sill drive, have followed the Manto Cloruro above the 3,280m elevation A-10 level. The bulk of the material sent to the processing plant has been extracted from these sub-levels, which are testing the continuity of the grade of mineralization above the A-10 level.

A total of 65 underground diamond drill holes have been completed on the Property; the majority of the holes were less than 10m long. The holes were drilled with a light air powered drill to help define the margins of the mineralization in the stopes and on the sub-levels.

Ten holes were drilled from a station completed at the 140m crosscut on the A-10 level. The drill pattern encompasses the area in which test mining was carried out and measures approximately 200m horizontally by 50m vertically. The information from these holes coupled with underground sampling data was used by the Corporation to estimate the resources and reserves.

# 7.0 GEOLOGICAL SETTING

## 7.1 Regional Geology

Marine and clastic sedimentary rocks of Ordovician to Cretaceous age predominantly underlie the Atocha region. These strata are present as a homoclinal sequence of arenites and pelites, which strike, in general, N30W-N60W and dip between 25 degrees and 60 degrees to the west (Figure 3).

As a result of compressive tectonics in this part of the Andean Cordillera, the principal tectonic features include sub-parallel thrust faults, which exhibit a strike similar to that of the sedimentary succession. Associated with the thrust faults is a second system of normal faults, with left lateral movement, which strike northwest-southeast. In the area of Atocha, sinusoidal strike-slip normal faulting has overprinted earlier thrusting; as a result tensional faulting and fracturing has occurred, which have provided pathways for hydrothermal fluids.

## 7.2 Local Geology

The Mesozoic shales and sandstones, which host Atocha, are part of a 500 meter thick, westerly-dipping thrust wedge lodged between Devonian and Silurian shales of the Vila and Catavi Formation to the east and the Ordovician slates of the Amutava Formation to the west as shown on the Regional Geological Map. The Mesozoic thrust-bound block can be divided into an upper and lower section. The upper section comprises a 260m thick section of dominantly, red, fine-grained sandstones and shales of the

Cretaceous Chaunaco Formation, which is capped by a 30m thick oolitic limestone bed of the Cretaceous El Molino Formation. The lower section comprises a 250m thick section of the Jurassic Ravelo Formation consisting of buff-colored, well-sorted, aeolian, quartz sandstone which hosts a 20m thick basalt flow 57m below the upper sandstone contact. The flow is vesicular and has a remarkable strike extent of at least 40km. The aeolian sandstone on both sides of the basalt is identical in its cross-bedding and ubiquitous content of disseminated, fine-grained pyrite. Although pyrite is widespread, certain beds are more heavily pyritized. Pyrite may occur as uniform disseminations or as clots or framboids up to 1cm in diameter. The pyrite may have been formed as part of the mineralizing event during the basin dewatering (Figure 4).

The Atocha mine lies within a Miocene fold and thrust belt formed during the Andean Orogen. The Property has two mineralized areas respectively north and south of a N75°W fault, which off-sets the N30°W striking sandstones and limestones some 400m in a left-lateral sense, see Geological Map and Channel Sampling. Sandstone beds north of this major fault dip 25-to-40° westerly; whereas, to the south of the fault the beds dip 60° to the west. Condor Iquina, in the northern area or block, contains a small stope, approximately 20m wide in which manto mineralization is developed over a width of approximately 2m with grades ranging from 400 grams to several kilograms per tonne. This manto is located some 20m below the basalt flow. The manto contains disseminated polybasite ($9Ag_2S.Sb_2S_3$) and pyrargyrite ($3Ag_2S.Sb_2S_3$), which locally assay up to 3000 gpt (100 opt) Ag. The silver sulfosalts occurs as discreet 0.1-to-2mm grains in the quartz matrix of the sandstone. In the Carmen south area 1.4 km to the south the 1-to-3m thick Manto Cloruro contains silver mineralization in the form of cerargyrite, argentite/acanthite, tetrahedrite, with associated pyrite, and barite. The manto has been followed for approximately 300 meters within the A-10 adit, in old workings and on the surface. Mapping in the A10 adit along 200m shows three N50-60°W faults which off-set the manto up to 20 meters in a left-lateral sense and 21 smaller N50-60°E faults and fractures which off-set the manto only up 1m also in a left-lateral sense, if at all. The Santa Isabel vein system strikes E-W and has been followed for approximately 100m. This vein system cuts the northern extent of the Manto Cloruro as currently defined. The vein system consists of at least 2 veins within a 20m wide zone. The mineralization consists of tetrahedrite and silver-lead-bismuth sulfosalts. Samples with grades up to 8 kilograms per tonne have been taken.

The N75°W fault which off-sets the Mesozoic sandstone beds is a major structural control at Atocha. This main fault appears to link a bedding parallel thrust fault in the Paleozoic footwall of the Mesozoic sandstone to another bedding plane parallel fault in the Paleozoic hanging wall of the Cretaceous units. The fault probably represents a ramp structure linking the thrust faults. The N80°E fractures and east-west veins and faults at Condor Iquina and Atocha respectively form angles of between 25° and 35° to the main fault and likely represent extensional fractures formed in response to the formation of the left lateral N75°W fault.

# 8.0 DEPOSIT TYPE

Two distinct styles of mineralization occur in the Atocha region: vein-hosted tin-zinc-silver mineralization as historically mined at the nearby Berenguela and Cerro Grande vein deposits and the Atocha vein-hosted and disseminated silver mineralization. Although the two styles of mineralization may be genetically related, the latter forming a distal facies of the intrusive-related tin-bearing veins, the Atocha silver mineralization forms over 1.5km from the tin veins and no direct genetic relationship is presently understood.

# 9.0 MINERALIZATION

The silver mineralization at Atocha occurs in various forms structurally controlled, fault and fracture-related vein mineralization hosted by sandstones and as sandstone-hosted disseminated mineralization. Silver sulphide, silver chloride and various oxidized products of these minerals including silver bearing jarosites and native silver are present. Near the principal Carmen workings, various adits were developed on near-surface silver chloride (cerrargyrite) mineral-bearing veins and disseminations, most likely supergene style mineralization related to the weathering and oxidation of the original sulphide.

The two principal areas of historic workings, called Condor and Carmen, are separated by a distance of 1.4km (north-south). Both mineralized localities are enclosed by a single zone of intense silicification measuring approximately 2km north-south by approximately 300m east-west. The silicification is centered about a high-angle, cross-cutting left lateral normal fault which cuts and offsets the sedimentary sequence. Peripheral to this cross-cutting fault, important areas of hydrothermal brecciation are locally observed. The trace of the left lateral fault, roughly sinusoidal in plan, is such that zones of extension would have resulted from strike-slip movement. This tensile ground preparation is considered important in the localization of the silver bearing veins at Atocha; however, the mantos have been formed by a broader scale event. The manto formation probably occurred through silver precipitation from basin dewatering fluids associated with the methanes and possibly other hydrocarbons.

The sandstones that host the silver mineralization dip to the west at approximately 25 degrees at Condor, 60 degrees at Carmen in the vicinity of the Atocha underground workings and are characterized by intense, pervasive silicification, argillization and local hydrothermal brecciation. Two controls on the deposition of mineralization are observed: fracturing and faults which acted as conduits for the mineralizing fluids, and porosity of the host sandstones which rendered specific beds hosts for disseminated-style mineralization.

## 9.1 Mineralogical Studies

The Corporation commissioned Lakefield Research to carry out flotation tests on seven samples from different areas of the Atocha mine, and as part of this assignment, a mineralogical study was carried out on each sample. Lakefield found silver in tetrahedrite, tennantite, and pavonite (BiAg sulfosalt) as well as marcasite and pyrite in the Santa Isabel vein. Within the oxidized portion of the manto they found native silver, argentojarosite, polybasite, chalcocite, covellite, and chalcopyrite.

In another study, 23 samples of mineralized sandstone and vein material were reviewed, in part, by Frank Mazdab of the University of Arizona, by Chris Osterman representing the Corporation and by John Drexler at the Colorado School of Mines and the University of Colorado. Sulfides in the manto typically occur as composite, 0.1 to 2mm diameter grains interstitial to the quartz grains in the Ravelo Formation sandstone. Euhedral and discreet or larger composite, framboidal pyrite grains are, paragenetically, the earliest sulfides in the sandstone. Its widespread presence in the aeolian sandstone suggests that the pyrite was formed during diagenesis. Chalcopyrite and sphalerite replace both the early pyrite and each other, whereas tetrahedrite replaces all of these sulfides and occasionally forms embayments within the detrital quartz grains. Covellite

and lesser chalcocite occur as rims around chalcopyrite and tetrahedrite; a texture interpreted as a result of supergene enrichment. Polybasite was found in the Condor Iquina area commonly intermixed with argentite. Cerargyrite (AgCl) was found in a grain mount of the oxide concentrates (QV-10) produced in E. Vargas's Oruro metallurgical laboratory and was the principal silver mineral in the concentrate containing 10% silver. Cerargyrite was also found in the A10 adit in the W140 South sill drive, where grains up to 0.1mm partially filled voids, presumably open spaces produced by oxidized sulfides. In this same sample, some voids contained a silver-bearing (4.6% silver) iron-antimony oxide or ocher, possibly the residue of an oxidized tetrahedrite or polybasite grain. John Drexler of the University of Colorado noted minute, micron-sized grains of argentite in the ocher. He also found equally small grains of native silver within the cerargyrite in the oxide concentrate.

### 9.1.1 Microanalysis Study

Microanalysis of individual mineral grains is reported below:

***Tetrahedrite.*** Using a microprobe, Mazdab reviewed nine sulfide samples and determined that tetrahedrite was the principle silver-bearing mineral containing between 1-to-11% silver. Locally, the arsenic content of the tetrahedrite rose to over 17%, equating to a tennantite; however, generally, the arsenic content of the tetrahedrite remained less than 1%. Even within individual polished sections, the silver content of tetrahedrite tended to be very variable. Mazdab reported an inverse relationship between arsenic and silver content in the tetrahedrite. Tetrahedrite was also found to contain bismuth up to 15% and mercury up to 1.5%. No discreet mercury mineral has been found in any of the mineralogical studies and consequently it is probable that the mercury in both the ores and concentrates occurs as substitution for copper at atomic levels within the tetrahedrite.

***Sphalerite.*** Sphalerite was the most common sulfide in the sample suite after tetrahedrite. One grain of sphalerite was microprobed by John Drexler and contained 1% indium. It should be noted that this abundance of sphalerite in the concentrate samples may be artificial due to the mineralized material having been processed in a custom lead-zinc plant.

***Chalcopyrite.*** Chalcopyrite, although ubiquitous as small grains throughout the deposit, typically does not contain measurable quantities of silver. However, covellite in samples from the A-10 adit did contain up to 2% silver.

***Other minerals.*** A number of other minerals, all in volumetrically minor amounts were detected with the microprobe. Stannite grains were found in a sample of the sulfide concentrate from the first flotation run. One cassirerite grain was found in an oxidized sample from the PM3 adit. Stibnite grains commonly occurred in tetrahedrite. Many small grains of bismuthinite ($Bi_2S_3$) were found in the Santa Isabel vein, as was marcasite and gustavite ($PbAg(Bi,Sb)_3S_6$). Pavonite or matildite ($AgBiS_2$), galena, bournonite ($Pb_2Cu_2Sb_2S_6$), schapbachite ($PbAg_2Bi_2S_5$), bindheimite ($Pb_2Sb_2O_6(OH)$), argentite ($Ag_2S$), and pyrargyrite ($Ag_3SbS_3$) were all found in relatively small grains; the latter three in more oxidized samples.

Minor and poorly defined illite was found in the matrix of several mineralized sandstone samples; however, the sandstone matrix or cement was best characterized by well crystallized quartz overgrowths of the quartz grains and barite. Jarosite was identified in oxidized samples.

### 9.1.2 *Fluid Inclusion Studies*

Jim Reynolds of Fluid, Inc., Denver, Colorado reviewed fluid inclusions in both quartz matrix associated with the sulfides and in a quartz-barite-tetrahedrite vein from the Santa Isabel vein system. The fluid inclusions were extremely small, irregular in shape, and necked, leading Reynolds to conclude mineralization was deposited at temperatures below 200°C. This agrees with the presence in the Santa Isabel vein of marcasite, which forms at temperatures below 200°C. A freezing of the inclusions indicated they contained a 9.6 weight % NaCl equivalent fluid. Reynolds suspected methane might be present in some of the vapor-rich inclusions.

# 10.0 EXPLORATION

The majority of the exploration on the Property was accomplished by way of adit and underground exploration and development. The underground access and development is shown on Figure 5.

## 10.1 Condor Area (PM-3 Adit & PM-7 Adit)

The Condor Iquina area was explored by two adits. The first adit, PM-3, is oriented N80E and directed towards the Condor mineralization. Its primary objective was to intersect the disseminated mineralization 50m, down-dip from the historic Condor Iquina workings. A second objective of the adit was to intersect, below the Condor openings, the structural feeders for the high-grade silver mineralization. By March 30, 1999, the adit had progressed to the vicinity of the target area, 135 meters from the portal. The portal for a second adit, PM-7, is located 257m southeast of PM-3, in the vicinity of anomalous silver values obtained from surface sampling. This adit is oriented subparallel to PM-3. The principal objective of PM-7 is to intersect mineralized structures noted in the surface mapping and to determine if other porous sandstone units host disseminated style mineralization.

Silver mineralization was intersected in the PM-3 adit. Sampling in the historic Condor workings by the Corporation had returned assays of up to 891.41g/t silver over 1.8m, providing the impetus for driving the adit. A 1.92 meter long vertical chip sample on an advancing face of the PM-3 adit, 167.7m from the portal and 39m vertically below the historic Condor workings, intersected silver mineralization grading 3,533 g/t. Follow-up horizontal channel samples 50305, 50309 and 50310 were taken along the adit wall from 165.5 to 171.5m from the portal. The samples at this location were taken perpendicular to the fracture orientation and returned 365.1 g/t silver over 6m.

In May 1999, further, limited follow-up of the Condor area PM-3 adit mineralization was carried out. A total of 33m of underground development were completed, resulting in the following significant assay results:

| Sample number | Length (meters) | Silver (gpt) | Silver (opt) |
|---|---|---|---|
| 45912 | 0.76 | 540.7 | 17.4 |
| 45914 | 1.2 | 1879.3 | 60.4 |


Proposed Powerline
To Arque
Proposed Power Line
To Tucsume
Dry Tailing Storage
Tailings Thickener and
Filtration System
Camp and
Processing Facility
Possible Well
Camp Site
PM-3 Adit
PM-7 Adit
Office and
Compressor
Vizcarra Adit
3150 Level
New Mine Office and Shop
Compressor/Generator
3290 Level
3240 Level
3200 Level
N
0
1/2
1
Kilometer

General Minerals Corporation

# ATOCHA
## Mine Layout

| | | |
|---|---|---|
| DATE: | AUTHOR: W. Lane | PROJECT NO. |
| SCALE: | DRAWN BY: M. Montoya | DRAWING NAME: |

REVISIONS

| Sample number | Length (meters) | Silver (gpt) | Silver (opt) |
|---|---|---|---|
| 45917 | 0.95 | 216 | 6.9 |
| 50323 | 1.55 | 1075.3 | 34.6 |
| 50970 | 1.5 | 1803.3 | 58 |
| 50972 | 1.5 | 624.4 | 20.1 |
| 50973 | 2.2 | 772.6 | 24.8 |

Silver mineralization was also intersected in the PM-7 adit. Assays from seven channel samples (45860-65 and 45874) representing the first 13m of the adit, returned 407.1g/t silver.

Follow-up exploration at the Condor area PM-3 and PM-7 adits was then halted in favour of focussing efforts on the Carmen A-10 adit area, which includes the historic Carmen adit, located approximately 1.4km to the south of the PM-7 adit.

## 10.2 Carmen Area (A-10 Adit)

Initial work at the Carmen area focussed on the existing, historic Vizcarra adit, which was located to provide access to the E-W Santa Isabel vein, a target for historic, small-scale mining efforts in Spanish Colonial times. Work in 1999, included re-establishing the portal entrance to the Vizcarra adit and other, small exploration adits located nearby. These additional adits provided access to manto-style, sandstone-hosted silver mineralization which were extracted by artisanal methods, primarily for the silver chloride mineral cerargyrite (or chlor-argerite).

The Santa Isabel vein was chip sampled during early 1999 and locally produced some very high-grade results consisting of mixed silver, copper, lead and zinc sulphides. This mineralization is exposed in a short decline and returned 8,619.5 g/t silver, 10.7% copper, 1.5% zinc and 518 g/t indium over 0.75m.

Further excavation of the decline to a depth of 30m below the Carmen access adit level extended the vein mineralization to depth. At a depth of 26m below the adit level, a 3.02m face channel sample comprising samples 50074-76 inclusive and representing a true width of 1.75m, returned 1,276g/t silver.

Concurrent with exploration on the Santa Isabel vein the Corporation discovered a number of small access adits at the south end of the Carmen workings. The A-7 adit (52m south of Vizcarra) and the A-9 adit (80m to the south) were the site of historic workings where sandstone-hosted, disseminated silver chloride mineralization was mined from the Manto Cloruro. Chip samples collected from the fractured sandstones in the A-7 and A-9 adits during the First Quarter of 1999, returned the following assays:

| Adit | Sample No. | Length (metres) | Silver (gpt) |
|---|---|---|---|
| A-9 | 50054 | 0.6 | 705.6 |
| A-9 | 50055 | 1.85 | 136.7 |
| A-9 | 50056 | 1.3 | 499.9 |
| A-9 | 50057 | 0.9 | 243.3 |

| | | | |
|---|---|---|---|
| A-7 | 50058 | 2.1 | 223.1 |
| A-7 | 50059 | 0.7 | 246 |
| A-7 | 50060 | 2.02 | 145.7 |
| A-7 | 50061 | 1 | 590.6 |
| South of A-7 | 50062 | 1 | 256.7 |

In May 1999, the Corporation focused its exploration efforts on the Carmen area in light of the high-grade silver mineralization discovered in new crosscuts and old stopes within the Manto Cloruro, in the Carmen South area. The Manto, known by its historic name as the Manto Cloruro was exposed within an area of 130m horizontally by 70m vertically and was found to have a true thickness ranging from 0.8m to 3.0m and a dip of 60 degrees to the west. During detailed surface geological mapping the manto was identified a further 70m south of the southern most limits of the underground workings.

A new adit, designated the A-10 adit, was collared to intersect the manto mineralization approximately 70m vertically beneath the lowermost historic workings (Figure 6). Approximately 140m from the portal the adit intersected high-grade silver mineralization. This mineralization represents the down-dip extension of the historic mineralization and returned 3,411.8g/t silver over a true width of 3.0m. The sample included three separate zones of mineralization with weakly mineralized rock between each zone and extended approximately 10cm beyond the mineralization. The upper zone of mineralization is the most highly mineralized and includes continuous channel sample grades up to 15,447.5g/t silver over a true thickness of 0.69m (Figures 7 & 8).

South of the A-10 adit, along the southern extension of the manto, small, historic workings and surface geochemical values in the range of 600g/t silver indicate the mineralization is open to the south. The platform for a second adit, the A-11, located approximately 75m south, and 50m below the elevation of the A-10 adit was established. This new adit will be used to explore the down-dip continuity of the mineralization seen in the A-10 adit and already intersected in one drill hole. Additionally, anomalous silver and base metals values have been obtained from outcrops in a small gorge on strike of the mineralized Manto Cloruro and approximately 150m south of the A-10 portal.

## 11.0 DRILLING

A total of 65 underground diamond drill holes have been completed on the Property, the majority of the holes were short, up to 10m long. The holes were drilled with a light air powered drill to help define the margins of mineralization mapped in the stopes and on the sub levels. All but ten of these holes were analysed in Corporation's laboratory on the Property. This analytical work was qualitative in nature and was for internal use only. The Corporation has not used these results in its resource estimation. A total of 10 underground diamond drill holes have been completed and assayed at the independent laboratory of Bondar Clegg in Oruro, Bolivia. The results of this independent analysis have been used to estimate reserves and resource. The manto has been identified in all but one of the ten drill holes, suggesting continuity of the mineralized horizon. The grade of the manto intersected in the drill holes varies from a few hundred grams to 0.95 kilograms per tonne over widths of from 0.8 to 2.1m.

The following table presents the results of significant assays returned from channel samples of the mineralized manto exposed underground and intersected in diamond drilling within the 200 by 50m block described above. If more than one sample comprised the intercept, the samples were averaged and the width reduced to the observable true width of the manto. In the case of the drill holes intersections one-meter assays have been averaged and the whole reduced to a true width based on the known dip and strike of the manto.

| Intersection No. | Manto Intersection Type | Easting | Northing | Elevation (metres) | Silver (gpt) | True Width (metres) |
|---|---|---|---|---|---|---|
| | | | | | | |
| 1 | combined channel samples | 778,123.9 | 8,020,133.7 | 3,294.1 | 1,302.0 | 1.4 |
| 2 | combined channel samples | 778,123.1 | 8,020,139.4 | 3,293.9 | 593.7 | 1.0 |
| 3 | combined channel samples | 778,122.7 | 8,020,141.3 | 3,294.3 | 807.3 | 1.0 |
| 4 | combined channel samples | 778,121.5 | 8,020,143.3 | 3,293.3 | 614.5 | 1.2 |
| 5 | combined channel samples | 778,121.8 | 8,020,145.2 | 3,294.3 | 336.5 | 1.0 |
| 6 | combined channel samples | 778,122.0 | 8,020,147.3 | 3,293.8 | 645.8 | 1.0 |
| 7 | combined channel samples | 778,122.0 | 8,020,135.0 | 3,287.3 | 2,367.9 | 2.0 |
| 8 | combined channel samples | 778,123.9 | 8,020,125.4 | 3,287.5 | 668.0 | 1.8 |
| 9 | combined channel samples | 778,121.1 | 8,020,131.1 | 3,286.9 | 3,556.4 | 1.2 |
| 10 | combined channel samples | 778,121.1 | 8,020,133.0 | 3,287.3 | 1,372.4 | 1.0 |
| 11 | combined channel samples | 778,115.8 | 8,020,165.4 | 3,286.7 | 52.2 | 1.6 |
| 12 | combined channel samples | 778,115.7 | 8,020,163.8 | 3,286.9 | 3.8 | 1.5 |
| 13 | combined channel samples | 778,115.2 | 8,020,162.0 | 3,287.0 | 262.9 | 1.3 |
| 14 | combined channel samples | 778,117.0 | 8,020,160.0 | 3,287.5 | 557.4 | 1.8 |
| 15 | combined channel samples | 778,118.0 | 8,020,156.0 | 3,287.5 | 918.1 | 1.6 |
| 16 | combined channel samples | 778,117.0 | 8,020,154.0 | 3,287.5 | 470.6 | 1.6 |
| 17 | combined channel samples | 778,129.1 | 8,020,094.0 | 3,279.8 | 1,158.1 | 1.0 |
| 18 | combined channel samples | 778,129.5 | 8,020,096.5 | 3,279.5 | 439.4 | 0.8 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 19 | combined channel samples | 778,127.8 | 8,020,099.1 | 3,280.4 | 671.7 | 1.2 |
| 20 | combined channel samples | 778,120.2 | 8,020,119.1 | 3,279.3 | 516.6 | 1.5 |
| 21 | combined channel samples | 778,120.5 | 8,020,121.3 | 3,279.4 | 565.1 | 0.8 |
| 22 | combined channel samples | 778,120.1 | 8,020,123.1 | 3,280.1 | 2,134.4 | 1.6 |
| 23 | combined channel samples | 778,119.4 | 8,020,125.0 | 3,280.0 | 629.7 | 1.8 |
| 24 | combined channel samples | 778,118.2 | 8,020,126.8 | 3,279.4 | 1,823.1 | 1.0 |
| 25 | combined channel samples | 778,118.0 | 8,020,130.9 | 3,280.5 | 630.8 | 1.0 |
| 26 | combined channel samples | 778,117.2 | 8,020,132.9 | 3,280.2 | 2,103.9 | 2.0 |
| 27 | combined channel samples | 778,117.2 | 8,020,138.8 | 3,279.3 | 1,631.0 | 1.6 |
| 28 | combined channel samples | 778,116.7 | 8,020,144.3 | 3,279.5 | 589.4 | 0.7 |
| 29 | combined channel samples | 778,115.4 | 8,020,154.2 | 3,279.7 | 448.6 | 0.4 |
| 30 | combined channel samples | 778,110.7 | 8,020,164.2 | 3,279.6 | 422.6 | 0.7 |
| 31 | combined channel samples | 778,117.2 | 8,020,136.0 | 3,279.3 | 3,645.2 | 1.8 |
| 32 | Diamond Drill Hole | 778,149.0 | 8,020,033.8 | 3,259.7 | 420.6 | 0.8 |
| 33 | Diamond Drill Hole | 778,118.2 | 8,020,167.1 | 3,296.5 | 146.4 | 0.7 |
| 34 | Diamond Drill Hole | 778,097.9 | 8,020,134.7 | 3,256.9 | 608.8 | 1.2 |
| 35 | Diamond Drill Hole | 778,132.8 | 8,020,102.7 | 3,293.2 | 777.1 | 1.0 |
| 36 | Diamond Drill Hole | 778,123.7 | 8,020,112.6 | 3,287.3 | 463.4 | 1.4 |
| 37 | Diamond Drill Hole | 778,128.7 | 8,020,108.1 | 3,285.4 | 895.7 | 1.8 |
| 38 | Diamond Drill Hole | 778,125.9 | 8,020,151.8 | 3,298.1 | 393.3 | 0.8 |
| 39 | Diamond Drill Hole | 778,127.4 | 8,020,138.3 | 3,298.5 | 955.9 | 2.1 |
| 40 | Diamond Drill Hole | 778,139.6 | 8,020,139.8 | 3,310.5 | 345.5 | 0.7 |
| 41 | combined channel samples | 778,109.4 | 8,020,171.0 | 3,278.6 | 644.7 | 2.6 |
| 42 | combined channel samples | 778,113.2 | 8,020,134.8 | 3,278.6 | 4,283.5 | 2.9 |
| 43 | combined channel samples | 778,113.2 | 8,020,132.8 | 3,278.6 | 3,270.9 | 2.9 |
| 44 | combined channel samples | 778,142.8 | 8,020,194.3 | 3,342.8 | 1,532.2 | 3.1 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 45 | combined channel samples | 778,140.8 | 8,020,193.3 | 3,338.8 | 784.6 | 1.3 |
| 46 | combined channel samples | 778,125.3 | 8,020,098.2 | 3,278.6 | 540.0 | 1.9 |
| 47 | combined channel samples | 778,152.5 | 8,020,080.4 | 3,317.2 | 335.4 | 1.5 |
| 48 | combined channel samples | 778,151.5 | 8,020,075.4 | 3,318.2 | 1,381.9 | 1.2 |
| 49 | combined channel samples | 778,150.5 | 8,020,070.4 | 3,319.2 | 225.7 | 1.3 |

# 12.0 SAMPLE METHOD AND APPROACH

Channel sampling and drill core sampling are the primary sampling methods used at Atocha to collect representative material over the desired interval for analysis. The majority of the surface and underground sampling has occurred in the Condor Iquina and Carmen areas on the Property. Additional surface sampling has occurred at strategic locations along the 18km strike length of the mineralized horizon on the Property.

Channel samples typically comprise a 5cm wide by 2-3cm deep channels cut into the rock exposure, be it on, surface or underground exposures. The sample length varies from a few centimetres to two metres depending on the geologic setting. Where possible, the samples are oriented at right angles to the mineralization; in situations where this is not possible, the true width of the sample interval is noted for proper weighting. Channel samples are taken as a continuous series of samples across a mineralized vein or zone. Sample break are based on geology.

At Atocha, the drill core was either H or NX to ensure maximum core recovery. The core was logged and mechanically split. One half of the split core was carefully placed back in the core box and stored for further reference. The other half of the split core was placed in the designated sample bag corresponding to the desired sample interval. Typically, the core recovery was greater than 90%.

Given the geology and the environment at Atocha, leaching can reduce silver content of the surface samples. The majority of samples, however, were taken from underground openings which have undergone little or no leaching except in the cases where old Spanish stopes were sampled and regional surface channel samples were collected. In the latter case leaching of silver has occurred.

Typically, the sandstone, which host the mineralization, exhibits a bleached appearance when high grade mineralization is present and appears more pyritic when low grade mineralization is present. These and other characteristics were used to visually determine locations for sampling, particularly drill core.

# 13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

All assays were performed independently using the fire assay method by Bondar Clegg in Oruro Bolivia. Bondar Clegg assays are periodically checked by re-assaying samples

at Acme Laboratories in Santiago, Chile. Dr. Lawrence A. Dick, P.Eng., Executive Vice President, Exploration is the "Qualified Person" on the Atocha Project as defined by 43-101.

The Corporation has established sampling procedures to lessen the possibility of sampling and assaying errors. Samples are collected by or under the direct supervision of a qualified technician, responsible for the sampling program. His duty is to exercise quality control and to assure that the samples are numbered correctly. The samples are delivered to the desired ISO approved commercial or in-house laboratory by trusted personnel or by public courier. Under controlled laboratory conditions the samples are crushed, split, ground and analyzed for the desired metals by standard ICP and fire assay methods. Running industry standards and re-analysis of anomalous samples provides analytical control. When results are received they are checked for their geological reasonableness and the field locations are cross-referenced with assay sheet sample numbers to check accuracy.

The following table illustrates the results of check assays performed on 65 samples of Atocha drill core submitted to two different laboratories, Bondar Clegg in Oruro, Bolivia and ACME in Santiago, Chile. The correlation coefficient between the two data sets is 0.996 showing good agreement.

| Drill Hole No. | Sample No. | ACME g/t silver | Bondar.Clegg g/t silver |
|---|---|---|---|
| AT-3 | *60143* | 21 | 19.5 |
| AT-3 | *60144* | 201.2 | 146.4 |
| AT-3 | *60145* | 4 | 10.7 |
| AT-3 | *60146* | 19 | 9.3 |
| AT-4 | *60197* | 85 | 74.4 |
| AT-4 | *60218* | 10 | 12 |
| AT-4 | *60219* | 448.7 | 470.8 |
| AT-4 | *60220* | 80.6 | 87 |
| AT-4 | *60221* | 40 | 28.6 |
| AT-4 | *60223* | 48.4 | 67 |
| AT-4 | *60227* | 71 | 68.2 |
| AT-4 | *60228* | 25 | 23.3 |
| AT-4 | *60229* | 642 | 668 |
| AT-4 | *60230* | 538.8 | 549.5 |
| AT-4 | *60231* | 219.4 | 226.1 |
| AT-4 | *60232* | 342 | 337.2 |
| AT-5 | *60280* | 23.3 | 5.4 |
| AT-5 | *60281* | 253.8 | 263.3 |
| AT-5 | *60282* | 32.6 | 10.2 |
| AT-5 | *60283* | 33.2 | 23.5 |
| AT-5 | *60284* | 90.2 | 86.6 |
| AT-6 | *60348* | 68 | 33.6 |
| AT-6 | *60349* | 94 | 78.2 |
| AT-6 | *60350* | 389.8 | 414.1 |
| AT-6 | *60351* | 467 | 512.7 |
| AT-6 | *60352* | 176.6 | 157.2 |

| | | | |
|---|---|---|---|
| AT-6 | *60353* | 165.3 | 156 |
| AT-6 | *60354* | 9.7 | 11.7 |
| AT-7 | *60405* | 1556.1 | 1476.5 |
| AT-7 | *60406* | 225.9 | 224.2 |
| AT-7 | *60407* | 1051.6 | 986.5 |
| AT-7 | *60408* | 13 | 13.6 |
| AT-7 | *60409* | 9 | 9.5 |
| AT-8 | *60453* | 71 | 67.5 |
| AT-8 | *60454* | 218.1 | 217.7 |
| AT-8 | *60455* | 375.6 | 393.3 |
| AT-8 | *60456* | 263 | 265.6 |
| AT-8 | *60457* | 87 | 79.4 |
| AT-8 | *60458* | 41 | 39.2 |
| AT-9 | *60501* | 7 | 7.9 |
| AT-9 | *60502* | 121.4 | 127.7 |
| AT-9 | *60503* | 547.6 | 560.5 |
| AT-9 | *60504* | 58 | 54.7 |
| AT-9 | *60505* | 68 | 65.3 |
| AT-9 | *60506* | 416.4 | 437.6 |
| AT-9 | *60507* | 1417.6 | 1474.1 |
| AT-9 | *60508* | 5 | 5.3 |
| AT-9 | *60509* | 13 | 12 |
| AT-10 | *60544* | 1 | 1.6 |
| AT-10 | *60545* | 1 | 1.9 |
| AT-10 | *60546* | 86 | 84.9 |
| AT-10 | *60547* | 5 | 3.4 |
| AT-10 | *60548* | 4 | 4.3 |
| AT-10 | *60549* | 7 | 8.1 |
| AT-10 | *60550* | 216.5 | 145.8 |
| AT-10 | *60551* | 270.6 | 284.8 |
| AT-10 | *60552* | 351.4 | 345.5 |
| AT-10 | *60553* | 10.5 | 138.7 |
| AT-10 | *60554* | 5 | 6.2 |
| AT-10 | *60555* | 5 | 5.4 |
| AT-10 | *60556* | 31 | 30.9 |
| AT-10 | *60557* | 113 | 107.2 |
| AT-10 | *60558* | 327.9 | 336.5 |
| AT-10 | *60559* | 41.7 | 46.6 |
| AT-10 | *60560* | 1 | 2.5 |

# 14.0 DATA VERIFICATION

During the site visit, the author examined the typical geology and mineralization exposed on the Property. Additionally, the author examined the geology and mineralization exposed in the underground workings accessed by the A-10 adit and the historic Condor Iquina workings. The author collected several chip channel samples from representative locations within these areas.

Based on the examination of the representative rock types and mineralization exposures on the Property the author believes that the Corporation has observed and recorded the geology and mineralization in a professional manner.

The following table presents the results of the confirmation sampling conducted by the author during the site visit.

**A-10 ADIT**

| SOUTHAMPTON | | | CORPORATION | | |
|---|---|---|---|---|---|
| **Sample No.** | **Location** | **Silver (g/t)** | **Silver (g/t)** | **Location** | **Sample No.** |
| 73652 | 59039 | 5,370* | 7,896 | A-10 | 59039 |
| 73653 | 59039 | 10,042 | 7,896 | A-10 | 59039 |
| 73654 | 59210 | 442 | 284.7 | A-10 | 59210 |
| 73655 | 50613 | 820 | 253.1 | A-10 | 59613 |

Note *Check assay 5,364g/t silver

**CONDOR IQUINA WORKINGS**

| SOUTHAMPTON | | | CORPORATION | | |
|---|---|---|---|---|---|
| **Sample No.** | **Location** | **Silver (g/t)** | **Silver (g/t)** | **Location** | **Sample No.** |
| 73656 | 58445 | 1,005 | 691.5 | * | 58445 |
| 73657 | 58515 | 221 | 490.5 | * | 58515 |
| 73658 | 58438 | 22.6 | 456.8 | * | 58438 |

* Condor Iquina Workings

The results of the independent sampling confirmed the tenor of the mineralization reported by the Corporation.

# 15.0 ADJACENT PROPERTIES

The extensive land position held by the Corporation incorporates the majority of the Carmen type mineral occurrences in the area.

# 16.0 MINERAL PROCESSING & METALLURGICAL TESTING

Mineralized material from several areas of the Atocha mineral system have been subjected to preliminary metallurgical testing at Lakefield Research in Chile, and by Eli Vargas, a metallurgical consultant, in Oruro, Bolivia. Generally, sulfide mineralization responds well to standard flotation practice, resulting in recoveries of 87% to 97% recovery. All of Lakefield's work used lime and flotation was conducted at a PH of 9 or higher. Lakefield had some difficulty floating the more oxidized mineralization

obtaining only 60% recovery. Eli Vargas tried several variations using reagents designed for slightly oxidized materials. In neutral conditions and by adding the reagents in the grind, she obtained an 87% to 96% recovery of the silver. Concentrate grades ranged from 8,000g/t silver to 300,000g/t silver.

Lakefield Research in Santiago, Chile carried out metallurgical testing of seven samples taken from the Manto Cloruro, Condor Iquina and Santa Isabel vein. The results of this test work indicate that in excess of 90% of the silver may be recovered by conventional flotation, resulting in a concentrate grading approximately 40 to 100 kilograms of silver per tonne.

The Corporation processed 3,180 tonnes of "ore" grading 753g/t silver mined from the A-10 level at a custom mill (owned by Compania Minera Tiwanacu S.A.) in Oruro during the period between April and June, 2000. The mineralized material processed at the flotation mill had a variable grade between a few hundred grams and several kilograms, and was mined during February, March and April to test mining methods, bulk metallurgical characteristics, and grade distribution within a limited area of the mineralized zone identified to date. The recovery from this bulk sample was 70% based on head verses concentrate assay. This recovery was lower than anticipated. Analysis of the data from this first test (one week), indicated that recoveries were lower than the expected 85% because the grind size was too coarse at 65% minus 75 microns (bench scale tests also showed reduced recovery at this grind size). The recovery based on head vs tail assay was 85%. Concentrate grade was also less that optimal due to the lower head grade and the presence of substantially more pyrite than had been found in the bench test. No suppression of pyrite was carried out during the processing test. Some of this concentrate will be smelted in Bolivia and a portion will be sold to a Bolivian metal trader. The corporation expects a 85% flotation recovery from its on site plant, and a 95% recovery after the flotation tails go through the cyanidation circuit

The Corporation also carried out leach test on the slightly oxidized to very oxidized Atocha mineralization using bottle role tests for amenability to NaCN leaching. Recoveries generally range above 90% in 24 hours. Leach testing of the sulfide ore was less successful with recoveries of 60%.

# 17.0 MINERAL RESOURCES & MINERAL RESERVES

The Corporation has estimated a resource based on exploration and development work completed to through mid April 2000 on the Manto Cloruro. Additionally, the Corporation has estimated the indicated and inferred resource for the known mineralization at Manto Cloruro. Other resources are inferred at PM-3, the Santa Isabel Vein, and at Minas Las Cabras. The Manto Cloruro resource as estimated is open to the north, south, down dip, and up dip. The resource was estimated from 37 underground channel samples and 9 diamond drill holes intersections. Statistical and geostatistical analysis of the data was completed in both normal and lognormal space. Thickness and grade were then estimated from the composite data in natural log space. An ordinary Kriging algorithm was used, with a maximum of 12 samples and a minimum of 1 sample. The maximum search distance of 45m was used in conjunction with the parameters established from the geostatistical analysis. The resource was diluted to a mining width of 1.5m, or in areas estimated to be thicker than 0.75m, 0.75m of dilution was added. Dilution was added at a grade of 88g/t as established by evaluation of assay data on the hanging and footwalls of the composite intercepts. The estimated tonnage and grade were then reported from the model at cutoffs of 150 grams

to 1,300 grams per tonne in 100g increments. The following table presents the indicated resource by cutoff. The diluted mine grade and diluted tonnage for each cell is present on Figure 9.

| Atocha Project Manto Cloruro | | | | |
|---|---|---|---|---|
| Indicated Resource at Various Cut Offs & Diluted to a Mining Width of 1.5 metres | | | | |
| Cut Off | Undiluted tonnes | Diluted tonnes | Undiluted grade | Diluted Grade |
| | | | g/t silver | g/t silver |
| 150 | 84,152 | 112,128 | 735 | 573 |
| 300 | 79,628 | 105,808 | 757 | 591 |
| 400 | 66,987 | 88,632 | 815 | 637 |
| 500 | 55,128 | 72,714 | 867 | 678 |
| 600 | 34,880 | 45,750 | 962 | 754 |
| 700 | 16,929 | 22,035 | 1,113 | 876 |
| 800 | 10,782 | 13,903 | 1,207 | 956 |
| 900 | 4,141 | 5,276 | 1,421 | 1,135 |
| 1000 | 1,735 | 2,209 | 1,770 | 1,410 |
| 1100 | 1,404 | 1,783 | 1,886 | 1,505 |
| 1200 | 1,096 | 1,381 | 1,983 | 1,594 |
| 1300 | 752 | 942 | 2,168 | 1,750 |

Additionally, in the Carmen Area an inferred resource of 91,052 diluted tonnes at a grade of 486g/t Silver (using a 300g/t cut off) has been estimated within the Manto Cloruro.

## 17.1 Statistics and Geostatistics

Forty-nine intersections of the Manto Cloruro have been entered into a database for the use with Geostokos Toolkit software. These intersections include those from nine diamond drill holes and forty intersections obtained from the underground workings at the Atocha.

A list of the composites used is presented in Section 10 of this report.

The intersections define a block measuring 160.5m horizontally (north-south) by 85.9m vertically and 182m diagonally.

The silver variograms were estimated in normal and lognormal (natural) space. Variograms developed on the lognormal data with the additive constant of 163.662 gave the best results but both normal and lognormal data gave interpretable results with similar ranges of 35 and 45m. The actual range may be longer since a strong hole effect is present. The hole effect is likely due to known fault blocks offsetting mineralization, and may be influenced by the aerial extent of the data thus far collected.

The directional variograms show a variation in the sill but have similar ranges, the latter possibly an artifact of the hole effect. All directions except vertical exhibit spherical variogram characteristics; whereas, the vertical component appears linear to the point it is cut off by the effect of the hole. Geologically, the mineralization appears to have better continuity vertically than horizontally, so it is possible that the vertical

component is in fact spherical but has a longer range than the hole effect and a higher sill than the other directions.

Variograms derived using the normal data have some similar characteristics to the lognormal data but do not fit as well and have a proportionately larger nugget effect and shorter range. The width data produced a poor spherical variogram with a large nugget effect, but with a reasonable statistical fit.

The footwall and hanging wall grade for forty-nine of the 'manto' composite samples was determined either from adjoining channel samples or drill core. The average of the combined footwall and hanging wall intercepts (88g/t) was used for a diluting grade within the resource model. Scatter plots and descriptive statistics indicate that the diluting grade for lower grade intercepts tend to be higher (footwall = 99.3g/t, hanging wall 86g/t). This analysis considered that any subdivision of diluting grades or separate estimation of hanging wall and footwall was not justified at the present time.

## 17.2 Resource Estimation

Estimation of grade and thickness was completed using Geostokos and Techbase software. A database was created to contain the composite data and a two dimensional gridded model (cell table). The composite data was loaded into the database. The cell table represents a vertical north-south trending plane and was created with cell dimensions of 10m long (north south), by 7m high. The cell table contains 2,750 cells and covers an elevation from 3,140m to 3,495m with northing from 8,019,850 to 8,020,350. Cells located above topography were not included in the estimate.

Grade and thickness were estimated for all cells below the topographic surface ie: not in air. Grade was estimated using ordinary Kriging on natural lognormal data using a nugget value of 0.13, a sill of 0.62, and variogram ranges of 45m both vertically and horizontally. A minimum of one and a maximum of 12 (nearest) composites was required for estimation.

Thickness was estimated in a similar fashion again using ordinary Kriging. A nugget value of 0.2 a sill of 0.3 and a range of 35m both vertically and horizontally. A search range of 50 meters was allowed. A minimum of 1 and maximum of 12 composites was allowed.

The Corporation has estimated the resource for the Manto Cloruro using various cut-off grades as presented earlier in this section. This estimation was carried out within the area containing the majority of the drill intercepts. At a 300g/t cutoff the indicated resource, diluted to a minimum thickness of 1.5m is 105,000 tonnes averaging 591g/t silver. The Corporation believes the likely grade error for this block at a 90% confidence level is plus or minus 27%. The resource is open along strike and to depth.

Southampton concurs with the resource estimation and is of the opinion that the resource classification is consistent with the definition established by NI 43-101.

Geological mapping and sampling results on a local and regional scale indicates that potential exists for a much larger resource in the immediate project area. The surface and underground assay suggest that the silver grades increase with depth.

Additional inferred resources are available 1.4 km to the north at the PM-3 and Condor Iquina adits where two mantos are recognized. The upper manto (Condor Iquina) has

an average width of 2m and an average grade of 571g/t silver. The Lower Manto, exposed in the PM-3 adit, has an average width of one metre and averages 533g/t silver. If each manto is given an influence of 100m x 100m then the potential exists for a resource of 81,000 tonnes averaging 558g/t silver. The Corporation believes this estimation is highly speculative in nature and does not form part of the inferred resource.

## 18.0 TEST MINING

The preliminary mining plan for Atocha utilizes a modified sub-level long hole stoping method. Other methods have been considered but were ruled out because of rock flow characteristics, faults offsetting mineralization, and ground conditions. The zone of mineralization within the manto has a fairly constant width, along strike, and up and down dip; however, the grade of the mineralization varies significantly locally. Manto mineralization is further complicated with many small offsetting faults. Production and development both utilize jackleg drills, and a one-yard scoop. Sub-level development requires short trams (less than 20m) with a wheelbarrow to a raise. Sub-levels are driven from the raises along the manto at vertical intervals of 7m. Jackleg drill holes or small diameter diamond drill holes are drilled into the footwall and hanging wall to locate mineralization limits and to find faulted manto mineralization. Identified mineralization is mined selectively from between the sub-levels by drilling holes with a jackleg and extension steel, up and down from sub-levels. Blasting is designed to break ore to raise, and muck falls to the sublevel or sill drift below. Mineralization in the hanging wall or footwall of the sill or sub-level drift is also slashed.

During the test mining, the Corporation mined 3,180 tonnes grading 753g/t silver. The majority of this material was obtained from the 3280 main level and the 287, 294 sublevels and to the extent possible mined material between the levels. The precise location of the workings with respect to the resource blocks has not been reconciled; however, the majority of the mineralization was mined from within 20 resource blocks each measuring 14 metres long and 7 metres high, with a minimum width of 1.5 metres. These resource blocks have been estimated to contain 7,684 diluted tonnes at an average grade of 739g/t silver.

The Corporation cautions that a comparison between the mined grade and the estimated block grade can only be used as an indication that similar grades exist and can not be used for statistical comparative purposes. Southampton agrees with the caution presented by the Corporation; however, as an order of magnitude the diluted average grade of the resource blocks compare very well with the average run of mine grade reflected in the test mine sample.

## 19.0 INTERPRETATION AND CONCLUSIONS

The exploration/development program at Atocha is designed to emphasize the continued delimitation of reserves in the vicinity of the A-10 level (adit) and the extension of the mineralization both laterally and vertically from the area centered about the 100, 140, and 180m crosscuts developed off of the A-10 adit. This is being accomplished by the excavation of sub-levels vertically above the sill drive to test for vertical continuity above the A-10 level and by diamond drilling from underground drill stations.

Additionally, the Corporation's extensive regional land position covers approximately 18km of the on strike continuation of the favourable sedimentary sequence which hosts the silver mineralization identified in the Carmen and Condor areas on the Property. Regional mapping and sampling strongly supports the deposit model and the continuation of the known mineralization.

Southampton believes that the Property has demonstrated potential to host a significant silver resource not only within the area of current underground exploration/development but also along strike.

# 20.0 RECOMMENDATIONS:

In light of the recognized resource/reserve potential on the Property, it is recommended that the Corporation continue to develop the regional potential through strategic surface of known occurrences along strike while continuing its efforts to secure a joint venture partner to advance the Property to production.

It is further recommended that this strategic program be considered as an interim program until such time as a joint venture partner can be found to develop the full potential of the Property.

The total cost of this interim program is estimated to be US$25,000.

# 21.0 REFERENCES

Project Files, General Minerals Corporation, Ururo, Bolivia and Denver Colorado

Lane, William. 2000. Atocha Project Feasibility Study, General Minerals Corporation

Dick, Lawrence A. P.Eng., 1999-2002. Supporting documentation used for the Annual Information Form for General Minerals Corporation.

# APPENDIX I

# Certificate of Qualification

# CERTIFICATE OF QUALIFICATION

I, David G. Wahl, of 67 Yonge Street, Suite 808, Toronto, Ontario do hereby certify that:

1) I am a Registered Professional Engineer in the Province of Ontario. I have been designated as a Specialist in the field of Development-Geological and Exploration-Geological. I also hold the designation of Consulting Engineer.
2) I am a Registered Professional Geoscientist in the Province of Ontario.
3) I am a member and Past-Director of the Prospectors and Developers Association of Canada and a member of the CIM among other organization.
4) I hold the degree of Engineer of Mines from the Colorado School of Mines, granted in 1968.
5) I have been practicing my profession since graduation (34 years).
6) I am president of Southampton Associates Inc. a consulting engineer firm which hold a General Certificate of Authorization to practice professional engineering in the Province of Ontario.
7) I was retained by General Minerals Corporation to write a report on the Atocha Property, located in the Province of Arque, Bolivia. I visited Bolivia from July 13 through July 21. During the trip, I reviewed project data in Oruro and visited the property on July 18, 2002 and spent approximately 8 hours on-site.
8) I have not received, nor do I expect to receive, any interest, direct or indirect, in the properties of General Minerals Corporation and I do not beneficially own, directly or indirectly, any securities of General Minerals Corporation. I am independent of General Minerals Corporation.
9) I have read National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with National Instrument 43-101 and Form43-101F1.
10) I am responsible for all sections of this report.
11) This report is base on observation made and samples taken during the site visit and review of project files in Oruro, Bolivia and information requested and received from Denver, Colorado.
12) I am not aware of any material fact or material change with respect to the subject matter of this report.

Toronto, Ontario
July 31, 2002

David. G. Wahl, P. Eng., P. Geo.
Consulting Engineer



Arque
La Plata
Lucha
Argentilla
Los Mangales
La Plata II
Abra
Amigos
Santa Isabel Trona
Candelaria
Geological Legend
Lithology
Colluvium
Basalt Sill
Cretaceous – Upper Maroon Sandstone/Calcareous Sandstone (Fm. Molina)
Cretaceous – Middle Maroon Sandstone (Fm. Arofillo)
Jurassic and Lower Cretaceous Red & White Sandstone (Fms. Ravelo & Tarapaya)
Devonian Red & White Sandstone (Fm. Vila Vila)
Silurian Sandstone (Fms. Uncia & Catavi)
Ordovician Sandstone and Shale (Fms. Anzaldo & Amutara)
Alteration
Argilization – Strong
Argilization – Weak
Symbols
Geological Contact
Approximate Geological Contact
Thrust Fault
Fault
Fault with horizontal movement
Mineralized Structure
Strike and Dip
Sincline
Anticline
Mine Area
Brecciation
Rock Sample
Property Boundary
Railroad
NOTE:
Datum South America, La Canoa, Venezuela 1956
NORTH
0 250 500 1000 2000
METERS
General Minerals Corporation
Atocha Project
Regional Geology
Atocha Project Geology July 2002
Scale: July 2002
Author: Montoya
Date:



General Minerals Corporation
Atocha Project
Geology
and
Surface Channel Sample Results
Legend
Lithology



A10 Adit Portal
General Minerals Corporation
Atocha Project
Geology Plan
Level 3280 - A10 Adit



XCut 180W
Drill Station
XCut 140W
XCut 100W
A10 Adit Portal
Explanation
50872 [1.45/295]
General Minerals Corporation
Atocha Project
Sample Locations
Level 3280 - A10 Adit



778100E
778120E
778140E
778160E
8020160N
8020140N
8020120N
8020100N
8020080N
Explanation
50872 · <100 ppm
50872 · >=100 y <300 ppm
50872 · >=300 y <600 ppm
50872 · >= 600 y <1000 ppm
50872 · >=1000 ppm
100 - 300 Ag (g/t)
300 - 600 Ag (g/t)
>600 Ag (g/t)
Sample No. Ag (ppm)
50872[/295]
NORTH


General Minerals Corporation
4610 S. Ulster Street
Suite 150
Denver, Colorado 80237

| | Revisions | Date |
|---|---|---|
| 1 | | July 2002 |
| 2 | | |
| 3 | | |
| 4 | | |
| 5 | | |
| 6 | | |
| 7 | | |
| 8 | | |

**General Minerals Corporation**

# Atocha Project

Detail Sampling

Level 294 - A10 Adit

Scale: July 2002 | Author: Montoya | Date:



Legend
Silver g/t
Diluted Thickness
0 - 299 Silver g/t
300-599 Silver g/t
600-899 Silver g/t
900 Silver g/t
AREA OF TEST MINING
Diluted grade and mine tonnes
General Minerals Corporation
Atocha Silver Project
Diluted Silver grades and Mine Tonnes
Longitudinal Sections
Date: July 2002

RECEIVED
2004 APR 29 A 11: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

*David G. Wahl, P. Eng, P. Geo.*
*Southampton Associates Inc.*
*Suite 850*
*121 King Street West*
*Toronto, Ontario*
*M5H 3T9*
*Phone: (416) 601-1444*
*Fax: (416) 601-1450*

TO: **British Columbia Securities Commission**
**Alberta Securities Commission**
**Saskatchewan Securities Commission**
**Manitoba Securities Commission**
**Ontario Securities Commission**
**Office of the Administrator, New Brunswick**
**Nova Scotia Securities Commission**
**Registrar of Securities, Prince Edward Island**
**Securities Division, Department of Justice, Newfoundland**

I, David G. Wahl, President of Southampton Associates Inc., do hereby consent to the filing of the written disclosure of the technical report titled Report on Atocha Property, Province of Arque, Bolivia and dated July 31, 2002 (the "Technical Report") and any extracts from or a summary of the Technical Report in the Annual Information Form of General Minerals Corporation dated May 16, 2003, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of General Minerals Corporation contains any misrepresentation of the information contained in the Technical Report.

DATED this 20th day of May, 2003.

// David G. Wahl//
David G. Wahl, P. Eng, P. Geo.

CIBC Mellon Trust Company

CIBC Mellon

April 17, 2003

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
The Toronto Stock Exchange
British Columbia Securities Commission
Securities Commission of Newfoundland and Labrador
Saskatchewan Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission

Dear Sirs:

**RE: GENERAL MINERALS CORPORATION**

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

| | |
|---|---|
| DATE OF MEETING: | June 16, 2003 |
| RECORD DATE FOR NOTICE: | May 12, 2003 |
| RECORD DATE FOR VOTING: | May 12, 2003 |
| BENEFICIAL OWNERSHIP DETERMINATION DATE: | May 12, 2003 |
| SECURITIES ENTITLED TO NOTICE: | N/A |
| SECURITIES ENTITLED TO VOTE: | Common |
| ROUTINE BUSINESS ONLY: | NO |

Yours very truly,
**CIBC MELLON TRUST COMPANY**

Jennifer Andersen
Administrator, Client Services
Direct Dial: (416) 643-5564

**cc: CDS & Co. (Via Fax)**

pk\NM_GeneralMineral

*This Amended Notice of Annual and Special Meeting replaces the Notice of Annual and Special Meeting dated May 14, 2003 attached to the management information circular dated May 14, 2003.*

## GENERAL MINERALS CORPORATION
## AMENDED NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that the Annual and Special Meeting (the "Meeting") of the Shareholders of **GENERAL MINERALS CORPORATION** (the "Corporation") will be held at the offices of Gowling Lafleur Henderson LLP, Suite 5800, Scotia Plaza, 40 King Street West, Toronto, Ontario on Monday, June 16, 2003 at 4:00 p.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2002, together with the auditors' report thereon;

2. to elect the directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to consider and, if thought appropriate, to pass a special resolution authorizing the consolidation of the common shares of the Corporation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized, in the form of the resolution attached as Schedule A to the management information circular dated May 14, 2003;

5. to consider and, if thought appropriate, pass a resolution to approve the issuance by way of private placement of up to 25,000,000 common shares of the Corporation and up to 25,000,000 common share purchase warrants of the Corporation as more fully described in the accompanying supplement dated May 16, 2003 to the management information circular dated May 14, 2003; and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The management information circular dated May 14, 2003 and the accompanying supplement dated May 16, 2003 provide additional information relating to the matters to be dealt with at the Meeting and form part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

**BY ORDER OF THE BOARD**

Denver, Colorado
May 16, 2003

Ralph G. Fitch
President

**GENERAL MINERALS CORPORATION**
**FORM OF PROXY**

**THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GENERAL MINERALS CORPORATION (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 16, 2003 (THE "MEETING").**

The undersigned shareholder of the Corporation hereby appoints Mr. Ralph Fitch, or failing him Ms. Tina Woodside or instead of the foregoing ___________________________, as the nominee and proxy of the undersigned to attend, act and vote on behalf of the undersigned at the Meeting and any adjournment thereof in the same manner, to the same extent and with the same powers as the undersigned as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the election of the nominees of management of the Corporation as directors;

2. [ ] VOTE FOR or [ ] WITHHOLD VOTE with respect to the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

3. [ ] VOTE FOR or [ ] VOTE AGAINST a special resolution to authorize the consolidation of the common shares of the Corporation on the basis of one (1) new share for each ten (10) common shares currently issued and outstanding in the form of the resolution attached as Schedule A to the management information circular dated May 14, 2003;

4. [ ] VOTE FOR or [ ] VOTE AGAINST a resolution to approve the issuance by the Corporation by way of private placement of up to 25,000,000 common shares of the Corporation and up to 25,000,000 common share purchase warrants of the Corporation as more fully described in the supplement dated May 16, 2003 to the management information circular dated May 14, 2003; and

5. to vote in his/her discretion with respect to amendments or variations to the above matters and on such other matters as may properly come before the Meeting or any adjournment thereof.

DATED this ______ day of _______________, 2003

| ________________________________________ | ______________________________ |
|---|---|
| Signature of Shareholder (Please sign exactly as your name appears on this form) | Number of Common Shares Held |

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.

2. **YOU HAVE THE RIGHT TO APPOINT A PERSON OTHER THAN AS DESIGNATED HEREIN TO REPRESENT YOU AT THE MEETING EITHER BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED ABOVE AND INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED PROXY TO CIBC MELLON TRUST COMPANY AS SET OUT BELOW.**

3. The Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED FOR EACH OF THE MATTERS REFERRED TO HEREIN AND IN RESPECT OF ANY OTHER MATTER IN ACCORDANCE WITH THE JUDGEMENT OF THE PERSON NAMED AS PROXY HEREIN.**

4. A completed proxy must be delivered to CIBC Mellon Trust Company, 320 Bay Street, 6th Floor, P.O. Box 1, Toronto, Ontario M5H 4A6 no later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

CIBC Mellon Trust Company

CIBC Mellon

**REVISED**

April 13, 2004

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Alberta Securities Commission

Saskatchewan Financial Services Commission
Securities Division

The Manitoba Securities Commission

Office of the Administrator of the Securities Act,
New Brunswick

The Toronto Stock Exchange

Ontario Securities Commission

British Columbia Securities Commission

Registrar of Securities, Prince Edward Island

Dear Sirs:

**RE: GENERAL MINERALS CORPORATION**

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

| | |
|---|---|
| ***DATE OF MEETING:*** | ***June 17, 2004*** |
| RECORD DATE FOR NOTICE: | May 3, 2004 |
| RECORD DATE FOR VOTING: | May 3, 2004 |
| BENEFICIAL OWNERSHIP DETERMINATION DATE: | May 3, 2004 |
| SECURITIES ENTITLED TO NOTICE: | N/A |
| SECURITIES ENTITLED TO VOTE: | Common |
| ROUTINE BUSINESS ONLY: | NO |

Yours very truly,
**CIBC MELLON TRUST COMPANY**

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

**cc: CDS & Co. (Via Fax)**

pk\NM_GeneralMinerals

**EARLY WARNING REPORT UNDER**
**Section 101 of the Securities Act (Ontario)**
**Section 111 of the Securities Act (British Columbia)**
**Section 141 of the Securities Act (Alberta)**
**Section 110 of the Securities Act (Saskatchewan)**
**Section 92 of the Securities Act (Manitoba)**
**Section 107 of the Securities Act (Nova Scotia)**
**Section 102 of the Securities Act (Newfoundland)**

**The following information is filed pursuant to the provisions listed above under applicable securities legislation:**

*(a)* *the name and address of the offeror:*

Ranger Minerals Ltd.
Level 2, 31 Ventnor Avenue,
West Perth, Western Australia 6005

("Ranger")

*(b)* *the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:*

On January 14, 2003, Ranger subscribed for a principal amount US$150,000 secured debenture (the "Debenture") of General Minerals Corporation ("GMC") bearing interest at 3.38% per annum, maturing on December 31, 2003 and convertible into an aggregate of 3,582,000 common shares of GMC (representing a conversion rate of Cdn$0.065 per share). Ranger currently owns 21,500,000 common shares of GMC, representing approximately 52.73% of all common shares of GMC outstanding on a non-diluted basis. If the Debenture is fully converted Ranger would own 25,082,000 common shares of GMC, representing approximately 56.55% of all common shares of GMC outstanding following such conversion on a non-diluted basis.

*(c)* *the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:*

As described in (b) above.

*(d)* *the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which (i) the offeror, either alone or together with any joint actors, has ownership and control, (ii) the offeror, either alone or together with any joint actors, has ownership but control is*

*held by other persons or companies other than the offeror or any joint actor, and (iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

(i) 100%
(ii) not applicable
(iii) not applicable.

(e) *the name of the market in which the transaction or occurrence that gave rise to the news release took place:*

The Debenture was acquired pursuant to a private agreement between Ranger and GMC.

(f) *the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

To fund short-term working capital requirements of GMC. Ranger has no current intention to acquire any further securities of GMC.

(g) *the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Attached as Exhibit A is a joint news release dated January 15, 2003 describing the transaction.

(h) *the names of any joint actors in connection with the disclosure required by this form:*

Not applicable.

(i) *in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:*

US$150,000 cash.

(j) *if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of the National Instrument 62-103 in respect of the reporting issuer's securities:*

Not applicable.

* * * * *

**DATED** at Perth, Australia as of the 16th day of January, 2003.

**RANGER MINERALS LTD.**

| By: | "V.H. Pendal" | "A.J. Traicos" |
|---|---|---|
| Name: | V.H. Pendal | A.J. Traicos |
| Title: | Director | Director |

# EXHIBIT A

## GENERAL MINERALS CORPORATION

**FOR IMMEDIATE RELEASE: 03-01**

**General Minerals Announces Financing Agreement with Major Shareholder, Ranger Minerals Ltd**

**Trading Symbol: GNM-TSX**
**January 15, 2003** **Webpage: www.generalminerals.com**

General Minerals Corporation ("GMC") announced today that it has issued a convertible debenture to its majority shareholder, Ranger Minerals Ltd ("Ranger"). Under the terms of the debenture, Ranger will make available to GMC up to US$150,000 to be used for further exploration work, project development and general corporate purposes. To date, GMC has drawn down US$50,000 under the debenture. The debenture matures on December 31, 2003 and is secured by a general security agreement entered into by the parties. The debenture is convertible into common shares of GMC at the option of Ranger at a conversion price of (i) $0.065 per share in respect of draw downs by GMC prior to January 19, 2003 and (ii) the weighted average trading price of the common shares of GMC during the 20 day period prior to any other draw down by GMC. Ranger currently owns 21,500,000 common shares of GMC, representing approximately 53% of the outstanding common shares of GMC. If the Debenture is fully converted for 3,582,000 common shares, Ranger would own 25,082,000 common shares of GMC, representing approximately 57% of all common shares of GMC outstanding following such conversion on a non-diluted basis. Ranger has no current intention to acquire any further securities of GMC. By virtue of a merger last year between Ranger and Perilya Limited ("Perilya"), Perilya now holds a 100% interest in Ranger. Both companies are based in Perth, Western Australia.

For further information, please contact:

Richard Doran
Manager, Investor Relations
Tel: (303) 488-3304
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

REPORT PURSUANT TO SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
AND
PURSUANT TO SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)
AND
PURSUANT TO SECTION 101(1) OF THE *SECURITIES ACT* (SASKATCHEWAN)
AND
PURSUANT TO SECTION 101 OF THE *SECURITIES ACT* (ONTARIO)
AND
PURSUANT TO SECTION 92 OF THE *SECURITIES ACT* (MANITOBA)
AND
PURSUANT TO SECTION 107(1) OF THE *SECURITIES ACT* (NOVA SCOTIA)
AND
PURSUANT TO SECTION 102(1) OF THE *SECURITIES ACT* (NEWFOUNDLAND)



1. **NAME OF ISSUER IN RESPECT OF WHICH THIS REPORT IS FILED:**

   General Minerals Corporation ("General Minerals")

2. **NAME OF OFFEROR(S):**

   EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP ("ECPLP")
   7770 El Camino Real
   Carlsbad, California USA 92009

3. **DATE OF ACQUISITION:**

   April 2, 2003

4. **NUMBER OF SECURITIES OF THE OFFEREE ISSUER THAT WERE ACQUIRED IN THE ACQUISITION THAT GAVE RISE TO THE REQUIREMENT TO FILE THIS REPORT:**

   ECPLP has acquired beneficial ownership or control or direction over 8,500,000 common shares in the capital of General Minerals pursuant to an agreement made March 18, 2033 with Ranger Minerals Ltd. ECPLP's general partner, Resource Capital Investment Corporation ("Resource"), controls the voting of securities held by ECPLP. Resource is 90% owned and controlled by The Rule Family Trust and Arthur Richards Rule

5. **THE BENEFICIAL OWNERSHIP OF, AND THE CONTROL AND DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER, BY THE OFFEROR AND ALL PERSONS ACTING JOINTLY AND IN CONCERT WITH THE OFFEROR, IMMEDIATELY AFTER THE ACQUISITION DESCRIBED IN PARAGRAPH 4:**

   By virtue of the ownership of Resource, Resource and ECPLP are deemed to be acting jointly and in concert. Subsequent to the acquisition described in paragraph 4, ECPLP beneficially owns, and Resource has control and direction over, 8,500,000 common shares in the capital of General Minerals, representing 19.99% of the issued and outstanding shares of General Minerals.

6. **THE NAME OF THE MARKET IN WHICH THE ACQUISITION DESCRIBED IN PARAGRAPH 4 TOOK PLACE:**

   The shares of General Minerals were acquired pursuant to a private transaction conducted between ECPLP and Ranger Minerals Ltd. The shares were acquired at a price of $♦per share.

**7. THE PURPOSE OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN MAKING THE ACQUISITION DESCRIBED IN PARAGRAPH 4, INCLUDING ANY INTENTION OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR, TO INCREASE THE BENEFICIAL OWNERSHIP OF, OR CONTROL OR DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER:**

The Offerors acquired the shares for investment purposes. The Offerors have no immediate intention to either increase or decrease their holdings in General Minerals. Notwithstanding the foregoing, the Offerors may acquire or dispose of their beneficial ownership, control or direction over common shares in the capital of General Minerals through market transactions, private agreements, treasury issuances, or otherwise as circumstances or market conditions warrant.

**8. WHERE APPLICABLE, A DESCRIPTION OF ANY CHANGE IN A MATERIAL FACT SET OUT IN A PREVIOUS REPORT:**

Not Applicable.

**9. THE NAMES OF ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFERORS IN CONNECTION WITH THE SECURITIES OF THE OFFEREE ISSUER:**

Resource Capital Investment Corporation is deemed to be acting jointly and in concert with the Offerors by virtue of being the general partner of ECPLP.

Signed at Carlsbad, California, USA this 9th day of April, 2003.

**EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP**, by its General Partner Resource Capital Investment Corporation

*"Keith Presnell"*

Per: ______________________
Authorized Signatory

**REPORT PURSUANT TO SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)**
**AND**
**PURSUANT TO SECTION 176 OF THE SECURITIES ACT (ALBERTA)**
**AND**
**PURSUANT TO SECTION 101(1) OF THE SECURITIES ACT (SASKATCHEWAN)**
**AND**
**PURSUANT TO SECTION 101 OF THE SECURITIES ACT (ONTARIO)**
**AND**
**PURSUANT TO SECTION 92 OF THE SECURITIES ACT (MANITOBA)**
**AND**
**PURSUANT TO SECTION 107(1) OF THE SECURITIES ACT (NOVA SCOTIA)**
**AND**
**PURSUANT TO SECTION 102(1) OF THE SECURITIES ACT (NEWFOUNDLAND)**

**1. NAME OF ISSUER IN RESPECT OF WHICH THIS REPORT IS FILED:**

GENERAL MINERALS CORPORATION ("General Minerals")

**2. NAME OF OFFEROR(S):**

QUEST INVESTMENT CORPORATION ("Quest")
Suite 300 – 570 Granville Street
Vancouver, BC V6C 3P1

**3. DATE OF ACQUISITION:**

May 6, 2003

**4. NUMBER OF SECURITIES OF THE OFFEREE ISSUER THAT WERE ACQUIRED IN THE ACQUISITION THAT GAVE RISE TO THE REQUIREMENT TO FILE THIS REPORT:**

Quest advanced to General Minerals a loan of US$300,000 (the "Loan"), the principal amount of which is convertible into up to 2,164,350 Common shares of General Minerals. As additional consideration for the Loan, General Minerals granted to Quest a warrant to purchase 1,000,000 Common shares in the capital of General Minerals (the "Warrants").

**5. THE BENEFICIAL OWNERSHIP OF, AND THE CONTROL AND DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER, BY THE OFFEROR AND ALL PERSONS ACTING JOINTLY AND IN CONCERT WITH THE OFFEROR, IMMEDIATELY AFTER THE ACQUISITION DESCRIBED IN PARAGRAPH 4:**

If Quest converts the full principal amount of the Loan and exercises all of the Warrants, it will beneficially own 6,164,350 Common shares of General Minerals, representing approximately 13.3% of General Minerals' issued and outstanding Common shares.

**6. THE NAME OF THE MARKET IN WHICH THE ACQUISITION DESCRIBED IN PARAGRAPH 4 TOOK PLACE:**

The advance of the Loan and the issuance of the Warrants were conducted through a private transaction between Quest and General Minerals. The principal amount of the Loan is convertible at a price of $0.20 per share. The exercise price of the Warrants is $0.15 per share.

**7. THE PURPOSE OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN MAKING THE ACQUISITION DESCRIBED IN PARAGRAPH 4, INCLUDING ANY INTENTION OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR, TO INCREASE THE BENEFICIAL OWNERSHIP OF, OR CONTROL OR DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER:**

Quest advanced the Loan to provide working capital for General Minerals. Quest has no immediate intention to either increase or decrease its holdings in General Minerals. Notwithstanding the foregoing, Quest may acquire or dispose of its beneficial ownership, control or direction over Common shares in the capital of General Minerals through market transactions, private agreements, treasury issuances, or otherwise as circumstances or market conditions warrant.

**8. WHERE APPLICABLE, A DESCRIPTION OF ANY CHANGE IN A MATERIAL FACT SET OUT IN A PREVIOUS REPORT:**

Not applicable.

**9. THE NAMES OF ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFERORS IN CONNECTION WITH THE SECURITIES OF THE OFFEREE ISSUER:**

Not applicable.

Signed at Vancouver, BC this 8th day of May, 2003.

**QUEST INVESTMENT CORPORATION**

Per: *(signed) "Brian E. Bayley"*
Brian E. Bayley, Director

REPORT PURSUANT TO SECTION 111 OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
AND
SECTION 176 OF THE *SECURITIES ACT* (ALBERTA)
AND
SECTION 101(1) OF THE *SECURITIES ACT* (SASKATCHEWAN)
AND
SECTION 101 OF THE *SECURITIES ACT* (ONTARIO)
AND
SECTION 92 OF THE *SECURITIES ACT* (MANITOBA)
AND
SECTION 107(1) OF THE *SECURITIES ACT* (NOVA SCOTIA)
AND
SECTION 102(1) OF THE *SECURITIES ACT* (NEWFOUNDLAND)

**1. NAME OF ISSUER IN RESPECT OF WHICH THIS REPORT IS FILED:**

General Minerals Corporation ("General Minerals")

**2. NAME OF OFFEROR(S):**

EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP ("Exploration 2000")
7770 El Camino Real
Carlsbad, California USA 92009
- and –

GLOBAL RESOURCE INVESTMENTS LTD. ("Global")
7770 El Camino Real
Carlsbad, California USA 92009

**3. DATE OF ACQUISITION:**

June 26, 2003

**4. NUMBER OF SECURITIES OF THE OFFEREE ISSUER THAT WERE ACQUIRED IN THE ACQUISITION THAT GAVE RISE TO THE REQUIREMENT TO FILE THIS REPORT:**

Exploration 2000 and Global reports that pursuant to a private placement (the "Private Placement") which completed on June 26, 2003, Exploration 2000 acquired 625,000 units and Global acquired 222,873 units of General Minerals at a price of $1.10 per unit (the "Units"). Each Unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of General Minerals for a period of five years. The exercise price for the warrants will initially be $1.40 and will increase on an annual basis up to $2.05 in year five.

**5. THE BENEFICIAL OWNERSHIP OF, AND THE CONTROL AND DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER, BY THE OFFEROR AND ALL PERSONS ACTING JOINTLY AND IN CONCERT WITH THE OFFEROR, IMMEDIATELY AFTER THE ACQUISITION DESCRIBED IN PARAGRAPH 4:**

Subsequent to the acquisition described in paragraph 4, Exploration 2000 owned 827,000 common shares of General Minerals. Upon completion of the Private Placement, Exploration 2000 together with Global, owns 1,674,873 shares of General Minerals, representing 24.52% of the outstanding shares of General Minerals on a non-diluted basis. Exploration 2000 and Global combined hold warrants which, if exercised, could increase their holdings in General Minerals to 2,522,746 common shares, representing 32.85% of the then outstanding shares of General

Minerals, assuming no other shares of General Minerals are issued. Global was paid a cash finder's fee in the amount of $250,000 with respect to the Private Placement.

**6. THE NAME OF THE MARKET IN WHICH THE ACQUISITION DESCRIBED IN PARAGRAPH 4 TOOK PLACE:**

The Units of General Minerals were acquired pursuant to a private placement conducted by General Minerals. Such Units were issued at a price of $1.10 per Unit.

**7. THE PURPOSE OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR IN MAKING THE ACQUISITION DESCRIBED IN PARAGRAPH 4, INCLUDING ANY INTENTION OF THE OFFEROR AND ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFEROR, TO INCREASE THE BENEFICIAL OWNERSHIP OF, OR CONTROL OR DIRECTION OVER, ANY OF THE SECURITIES OF THE OFFEREE ISSUER:**

The Offerors acquired the shares for investment purposes. The Offerors have no immediate intention to either increase or decrease their holdings in General Minerals. Notwithstanding the foregoing, the Offerors may acquire or dispose of their benefic ial ownership, control or direction over common shares in the capital of General Minerals through market transactions, private agreements, treasury issuances, or otherwise as circumstances or market conditions warrant.

**8. WHERE APPLICABLE, A DESCRIPTION OF ANY CHANGE IN A MATERIAL FACT SET OUT IN A PREVIOUS REPORT:**

Not Applicable.

**9. THE NAMES OF ALL PERSONS ACTING JOINTLY OR IN CONCERT WITH THE OFFERORS IN CONNECTION WITH THE SECURITIES OF THE OFFEREE ISSUER:**

Exploration 2000's general partner, Resource Capital Investment Corporation ("Resource"), of 7770 El Camino Real, Carlsbad, California U.S.A., 92009, controls the voting of securities held by Exploration 2000. Resource is 90% owned and controlled by The Rule Family Trust and Arthur Richards Rule. Global is owned and controlled by Arthur Richards Rule. By virtue of their relationship, Global, Resource and Exploration 2000 are deemed to be acting jointly and in concert.

Signed at Carlsbad, California, U.S.A. this 30th day of June, 2003.

**EXPLORATION CAPITAL PARTNERS 2000 LIMITED PARTNERSHIP**, by its General Partner Resource Capital Investment Corporation

Per: *"Keith Presnell"*
Authorized Signatory

**FORM 45-102F2**

**CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES***

General Minerals Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on June 26, 2003 of 2,500,000 common shares and 2,500,000 common share purchase warrants of General Minerals Corporation, General Minerals Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Denver this 31st day of October, 2003.

**GENERAL MINERALS CORPORATION**

By: //Ralph Fitch//
Ralph Fitch
President and Chief Executive Officer

**FORM 45-102F2**

**Certificate under Subsection 2.7(2) or (3) of**
**Multilateral Instrument 45-102 Resale of Securities**

General Minerals Corporation (the "Corporation") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 11, 2003 of (i) 2,000,000 units ("Units") of the Corporation entitling the holder to acquire one common share and one common share purchase warrant ("Warrant") in the capital of the Corporation, each whole Warrant exercisable for one common share; and (ii) broker unit warrants of the Corporation entitling the holders to purchase an aggregate of 140,000 Units of the Corporation, the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

**DATED** at Denver, Colorado this 19th day of December, 2003.

**GENERAL MINERALS CORPORATION**

*"Ralph G. Fitch"*

By:__________________________________

Ralph G. Fitch
Chairman, President and Chief Executive Officer

# Management Discussion and Analysis of Financial Position and Results of Operations



## General

The Company's cash balance stood at $111,044 at December 31, 2002, a decrease of $760,588 when compared to the end of the previous year. This reduction in cash takes into account the payout of severance obligations of $578,159, and office closures in the First Quarter of 2002. As at December 31, 2002, the Company had a working capital deficiency of $54,293, and no debt.

The ability of the Company to continue as a going concern is dependent upon the ability of the Company to raise additional financing. Subsequent to December 31, 2002, the Company took a number of steps to improve its financial position.
In the First Quarter of 2003, the Company issued a convertible debenture to Ranger Minerals Ltd. ("Ranger"). Under the terms of the debenture, Ranger agreed to make available to the Company up to US$150,000 to be used for further exploration work, project development and general corporate purposes. This debenture has been fully drawn down and has been converted into 2,435,768 common shares of the Company issued at an average price of $0.093 per share.

In May 2003, the Company entered into a loan agreement with Quest Investment Corporation and issued a promissory note in the principal amount of US$300,000, with the proceeds of the loan to be used for general corporate purposes, including further exploration work and project development.
The Company intends to pursue further equity financings to raise capital to fund ongoing operations.

## Operating Results

General Minerals recorded a net loss of $2,421,184 ($0.06 per share) for the year ended December 31, 2002 as compared to a loss of $13,569,458 ($0.38 per share) incurred during 2001. The 2002 and 2001 losses were significantly impacted by mining claims write-downs of $1,520,274 and $11,566,407, respectively. The Company's operating results include: exploration expense, mining claims write-downs, general and administrative expenses, depreciation and amortization, interest income, and gain or loss on foreign currency transactions. The portion of exploration expenses directed toward specific projects held by the Company is presented in the Statements of Operations as a reduction of total exploration expenditures. These costs are then accumulated on the balance sheet as mining claims and deferred exploration. The remaining exploration expense represents reconnaissance programmes to identify new projects. Management evaluates the Company's activities using each component of the statement of operations.

| | 2002 | 2001 |
|---|---|---|
| **Exploration** | **$ 255,036** | $ 3,883,803 |
| **Less: Mining claims and deferred exploration** | **(200,449)** | (3,627,786) |
| **Reconnaissance exploration expense** | **$ 54,587** | $ 256,017 |

Total exploration spending in 2002 continued at a reduced level as compared to 2001. In 2002 the funds were primarily used to maintain the Company's property rights by paying required taxes and making lease payments on its remaining properties in Bolivia and Chile. In addition, the Company conducted modest exploration programs including new reconnaissance exploration in Bolivia and the USA. In 2001, funds were primarily expended on drilling programs at Escalones and Productora.

| | 2002 | 2001 |
|---|---|---|
| **Mining claims write-downs** | **$1,520,274** | $11,566,407 |

In early 2003, due to the depressed state of the tantalum metal market, management took the decision to drop its tantalum leases in Bolivia where a program of exploration and test mining had been undertaken. Consequently, the Company has written off its interest in the Tantalum Project in its 2002 accounts. When the Company initiated the exploration program in the spring of 2001, the price of tantalite, the oxide form of the metal, was over $140 per pound of contained tantalum oxide. The impact of the world economic recession on the electronics industry has resulted in the price of tantalum oxide falling to below $20 per pound, which has severely impacted the economics of the project and resulted in the decision to discontinue the operation. During 2001 the Company relinquished its rights to certain properties in South America and determined to relinquish its right in the Towerbeck joint venture in China. As a result, it wrote off its investment in Escalones, a portion of Vizcachitas (while retaining its interest in that portion of Vizcachitas that holds the greatest mineral potential), Productora, Iman, Algarrobo De La Plata and Towerbeck.

| | 2002 | 2001 |
|---|---|---|
| **General and administrative** | **$1,034,156** | $ 2,375,898 |

General and administrative expenses were significantly reduced during 2002. At the end of the First Quarter of 2002, the Company had reduced its employee base to three full-time and one part-time employee, and had relinquished the majority of its office space in North America. The remaining employees also took substantial salary reductions of between 50% and 65%. Additional efforts to reduce costs are ongoing.

| | 2002 | 2001 |
|---|---|---|
| **Depreciation and amortization** | **$ 87,271** | $ 231,879 |

Depreciation and amortization relates to the Company's capital assets. Most equipment is depreciated over a five-year period, except for certain computers and telecommunications equipment, which are depreciated over three years.

| | 2002 | 2001 |
|---|---|---|
| **Interest income** | **$ 736** | $ 107,669 |

The Company's earnings on available cash balances are affected principally by two elements: the amount of cash available to invest and the interest rate earned. The decline in interest income from 2001 to 2002 is mainly the result of the overall decline in the Company's cash position.

| | 2002 | 2001 |
|---|---|---|
| **Gain on asset disposals** | **$ 298,080** | $ 462,785 |

The gain on asset disposals relates to the sale of investments and other non-strategic assets. During 2002, the Company sold its remaining common shares in Trend Mining for proceeds of $196,547 which resulted in a net gain of $97,847; its remaining rights to the Lake Owen claims in Wyoming for proceeds of $142,095; and certain of its inactive subsidiaries for proceeds of $114,708. These gains were offset by a loss of $56,570 recognized on the disposal of certain equipment.

| | 2002 | 2001 |
|---|---|---|
| **Compensation expense** | **$ 10,517** | $ – |

The compensation expense was incurred in respect of the issuance of stock options during the year to certain directors of subsidiaries of the Company.

| | 2002 | 2001 |
|---|---|---|
| **Foreign currency loss (gain)** | **$ 13,195** | $ (290,289) |

During 2002, the Company recorded a slight loss in respect of its foreign currency transactions. The net gain in 2001 was due to the erosion of the Canadian dollar versus the US dollar.

## Quarterly Information (unaudited)

| | 2002 | | | | 2001 | | | |
|---|---|---|---|---|---|---|---|---|
| Three months ended | **Dec. 31** | **Sept. 30** | **June 30** | **March 31** | Dec. 31 | Sept. 30 | June 30 | March 31 |
| Total Revenues | **$ 0** | **$ 0** | **$ 0** | **$ 0** | $ 0 | $ 0 | $ 0 | $ 0 |
| Net (loss) | **$(1,864,406)** | **$(194,343)** | **$(249,700)** | **$(112,735)** | $(4,550,240) | $(6,303,015) | $(2,101,410) | $ (614,793) |
| Net (loss) per share (Basic and fully diluted)[1] | **$ (0.05)** | **$ (0.01)** | **$ (0.01)** | **$ (0.00)** | $ (0.13) | $ (0.17) | $ (0.06) | $ (0.02) |

*(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.*

The net loss for the quarter ended December 31, 2002 included a non-cash charge to expense of $1,520,274 for the write-off of the Company's interest in the Tantalum Project in Bolivia. The net losses for the quarters ended June 30, 2001, September 30, 2001 and December 31, 2001 included non-cash charges to expense of $1,233,309, $5,387,099 and $4,945,999, respectively, for the write down of certain mining claims and deferred exploration expenditures on properties located in Chile and China.

## Financing Activities and Capital Expenditures

During 2002, the Company closed a private placement, issuing 3 million common shares at a price of $0.10 per share to generate proceeds of $300,000. The Company also received an advance of $78,877 (US$50,000) in respect of a US$150,000 convertible debenture financing which closed in the First Quarter of 2003. In 2001, the Company completed a $4.2 million equity financing at a price of $0.28 per share.

Due to its financial constraints, the Company reduced its capital spending budget significantly, from $3,690,384 in 2001 to $203,001 in 2002. The 2002 deferred expenditures related primarily to maintaining the Company's property rights on its remaining properties in Bolivia and Chile. The Company also recovered $146,204 in deferred costs previously incurred in Chile; and realized proceeds of $499,143 from the sale of non-strategic assets and investments.

## Liquidity and Capital Resources

General Minerals' financial strategy is to maintain sufficient liquidity in order to maximize its abilities to make new discoveries and develop a substantial base of value through the mineral resources it holds. The Company has very few fixed financial commitments. It has no debt and no equipment or office leases. At December 31, 2002, the Company had a working capital deficiency of $54,293. This level of working capital severely impacts the Company's ability to proceed with its strategy. As a consequence, management continually monitors and adjusts its programmes to match expectations with the Company's liquidity.

The Company continues to be dependent upon future equity financings or joint venture agreements to fund its operations. In the First Quarter of 2003, the Company completed a US$150,000 convertible debenture financing, of which US$50,000 had been received at year-end. In addition, the Company recently entered into a loan agreement with Quest Investment Corporation ("Quest") and issued a promissory note in the principal amount of US$300,000. Proceeds are to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004, bears interest at 1% compounded and payable monthly (effective annual rate of 12.68%), and is convertible into common shares of the Company at the option of Quest at a conversion price of $0.20 per share. The Company also issued to Quest a warrant to purchase up to 1 million shares of the Company at any time on or before December 31, 2004 upon payment of $0.15 per share.

The Company currently requires additional financing to fund its ongoing operations and commitments, and to enable the Company to pursue additional opportunities. In order to facilitate such financing, the Board is proposing a share consolidation so as to make the Company more attractive to potential investors and therefore assist the Company in raising equity financing thereafter. Accordingly, at the Company's Annual and Special Meeting to be held on June 16, 2003, shareholders will be asked to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized.

## Change in Accounting Policy

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. The Company has elected not to adopt the fair value-based method for employee awards.

During 2002, the Company recognized compensation expense of $10,517 in respect of the issue of stock options to certain directors of subsidiaries of the Company.

## Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programmes may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

*Metal Price Risk:* General Minerals' more advanced properties are predominantly copper and silver, with recent exposure to gold. The prices of these metals, especially copper and silver, greatly affect the value of the Company and the potential value of its properties. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of the Company's assets at different metals prices.

*Financial Markets:* General Minerals is heavily dependent upon financial markets to raise funding necessary for its operations. Both the equity and debt markets for the mining and minerals sector have been depressed by sustained low metal prices. The Company faces the risk that additional equity capital may be difficult or costly to obtain. Project development opportunities will also be delayed if metal prices remain too low to meet project-financing criteria. Historically, the financial markets for the exploration and mining sector reflect the cyclical nature of metal prices. Management expects to experience less risk from financial markets once metal prices show a sustained move upward.

*Political Risk:* Exploration is presently carried out in several countries, including Chile, Bolivia and the U.S. Each of these countries exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programmes, attract joint venture partners, and future mine development opportunities.

*Currency Risk:* Business is transacted by General Minerals in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. A substantial portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

*Environmental Risk:* The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programmes may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.





# GENERAL MINERALS CORPORATION

# Q1 2003

## FIRST QUARTER 2003 REPORT TO SHAREHOLDERS

# *Dear Fellow Shareholders,*

In May of this year Global Resource Investments Ltd. agreed to facilitate a CAD$2.75 million financing, subject to shareholder approval at our Annual and Special Meeting to be held on June 16, in Toronto.

This financing followed the successful sale of 19.5 million shares by our, then, parent company, Perilya Limited of Australia into "strong hands". The Company now believes it is in a strong position to move forward with its focussed mission to become "the investment vehicle of choice for investors in the mining sector who wish to have maximum exposure to mineral-discovery-potential".

The Company intends to continue its successful in-house exploration programs for projects like our high grade silver project, Atocha, in Bolivia and the Vizcachitas porphyry copper project in Chile. To this end we have been continuing the exploration of our new Dragoon copper porphyry prospect in Arizona where we have acquired 5 new State Leases. Our initial reconnaissance, which we are presently following up, suggests the presence of a geophysical target consistent with porphyry copper or skarn related mineralization. We expect to complete the initial geophysical studies in the next Quarter. We will also be conducting a geological and geochemical program at the Gold Coin gold property, also in Arizona.

We are presently seeking joint venture or equity participation in both Atocha and Vizcachitas to move these projects forward now that metal prices are rising.

Moving forward, we are developing a new exploration concept to maximize our exposure to "mineral discovery potential". We will be seeking groups of entrepreneurial geologists, project generators and mine finders and will encourage them to form companies of which we will be a part. As such, rather than General Minerals being exposed to the chance of discovery on 5 to 10 projects that we have historically held in-house, we would be exposed to many multiples of this. Conceptually we will develop interests in as many as 10 new groups each of which will have their own portfolio of properties.

I believe the Company is well positioned for a period of growth and thank you all for your continuing support.

Sincerely,

Ralph Fitch
*President and CEO*

## GENERAL MINERALS CORPORATION
## Management's Discussion and Analysis of Financial Position and Results of Operations

The Company's cash position was $73,843 at March 31, 2003, a decrease of $37,201 when compared to December 31, 2002. Working capital at March 31, 2003 stood at $24,084 compared with a working capital deficit of $54,293 as at December 31, 2002. The reduction in cash was primarily due to the general corporate expenses during the Quarter, offset by net proceeds from the issue of shares.

The ability of the Company to continue as a going concern is dependent upon the ability of the Company to raise additional financing. Risks and uncertainties for the Company remain unchanged from those discussed in the Company's 2002 annual report. During the First Quarter of 2003, the Company took a number of steps to improve its financial position. During the Quarter the Company issued a convertible debenture to Ranger Minerals Ltd ("Ranger"). Under the terms of the debenture, Ranger agreed to make available to the Company up to US$150,000 to be used for further exploration work, project development and general corporate purposes. This debenture was fully drawn down during the Quarter and was converted into 2,435,768 common shares of the Company issued at an average price of $0.093 per share. In May 2003, the Company entered into a loan agreement with Quest Investment Corporation ("Quest") and issued a promissory note in the principal amount of US$300,000, which is convertible at the option of Quest at a conversion price of $0.20 per share into 2,164,350 common shares of the Company. The proceeds of the loan are intended to be used for general corporate purposes, including further exploration work and project development. Also in May, the Company received conditional approval from the Toronto Stock Exchange for a $2,750,000 financing consisting of 25 million units priced at $0.11. Each unit consists of one common share and one common share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Company upon payment of the applicable exercise price. Net proceeds of the offering will be used for prospect generation, project development and general corporate purposes and to repay the US$300,000 loan from Quest if not previously converted into shares.

General Minerals recorded a net loss of $115,963 for the First Quarter ended March 31, 2003 as compared to a loss of $112,735 incurred during the same period in 2002. Due to its financial constraints, discretionary expenditures were kept to a minimum. General and administrative expenses for the First Quarter totaled $104,321 compared to $294,121 in the same period in the year before, a reduction of 65%. In addition, First Quarter 2003 exploration expenditure totaled $42,621 compared to $129,136 during the same Quarter in 2002.

*The accompanying financial statements have been approved by the Board of Directors.*

## GENERAL MINERALS CORPORATION
## Consolidated Balance Sheets

**As at March 31, 2003**
*(Unaudited - Stated in Canadian Dollars)*

| | March 31, 2003 | December 31, 2002 |
|---|---|---|
| | **$** | $ |
| **ASSETS** | | |
| **Current assets** | | |
| Cash & cash equivalents | **73,843** | 111,044 |
| Prepaids and other | **21,653** | 24,417 |
| | **95,496** | 135,461 |
| **Mining properties and equipment** | | |
| Mining claims and deferred exploration | **11,894,073** | 11,858,556 |
| Equipment | **379,306** | 379,306 |
| | **12,273,379** | 12,237,862 |
| Less: Accumulated depreciation | **(367,209)** | (364,562) |
| | **11,906,170** | 11,873,300 |
| | **12,001,666** | 12,008,761 |
| **LIABILITIES** | | |
| **Current liabilities** | | |
| Accounts payable | **71,412** | 110,877 |
| Advance from shareholder | **–** | 78,877 |
| | **71,412** | 189,754 |
| **SHAREHOLDERS' EQUITY** | | |
| **Capital stock** | | |
| Authorized | | |
| Common shares, no par value, unlimited shares | | |
| Issued and outstanding | | |
| 43,205,768 and 40,770,000 common shares | **52,662,720** | 52,435,510 |
| **Contributed surplus** | **10,517** | 10,517 |
| **Deficit** | **(40,742,983)** | (40,627,020) |
| | **11,930,254** | 11,819,007 |
| | **12,001,666** | 12,008,761 |

## GENERAL MINERALS CORPORATION
## Consolidated Statements of Operations and Deficit

**For the three months ended March 31, 2003 and 2002**
*(Unaudited - Stated in Canadian Dollars)*

| | **March 31, 2003** | March 31, 2002 |
|---|---|---|
| | **$** | $ |
| **Exploration expenditures** | | |
| Exploration | **42,621** | 129,136 |
| Less: Mining claims and deferred exploration | **(35,517)** | (90,895) |
| | **7,104** | 38,241 |
| **Other (income) and expenses** | | |
| General and administrative | **104,321** | 294,121 |
| Depreciation and amortization | **2,647** | 33,365 |
| Interest (income) | **(72)** | 308 |
| Gain on asset disposal | **-** | (255,889) |
| Foreign currency loss | **1,963** | 2,589 |
| | **108,859** | 74,494 |
| **Net loss for the period** | **(115,963)** | (112,735) |
| **Deficit – beginning of period** | **(40,627,020)** | (38,205,836) |
| **Deficit – end of period** | **(40,742,983)** | (38,318,571) |
| **Basic and diluted loss per share** | **(0.00)** | (0.00) |
| **Weighted average shares outstanding during the period** | **41,515,549** | 37,770,000 |

## GENERAL MINERALS CORPORATION
## Consolidated Statements of Cash Flows

**For the three months ended March 31, 2003 and 2002**
*(Unaudited - Stated in Canadian Dollars)*

| | **March 31, 2003** | March 31, 2002 |
|---|---|---|
| | **$** | $ |
| **Cash flows from operating activities** | | |
| Net loss for the period | **(115,963)** | (112,735) |
| Reconciling adjustments: | | |
| Depreciation and amortization | **2,647** | 33,365 |
| Decrease in prepaids and other | **2,764** | 46,517 |
| Decrease in accounts payable | **(39,465)** | (614,994) |
| | **(150,017)** | (647,847) |
| **Cash from investing activities** | | |
| Expenditures for mining properties and equipment | **(35,517)** | (90,895) |
| Decrease in investments | **-** | 98,700 |
| | **(35,517)** | 7,805 |
| **Cash from financing activities** | | |
| Net proceeds from issue of shares | **148,333** | - |
| **Decrease in cash and cash equivalents** | **(37,201)** | (640,042) |
| **Cash and cash equivalents - beginning of period** | **111,044** | 871,632 |
| **Cash and cash equivalents – end of period** | **73,843** | 231,590 |
| **Supplemental non-cash financing information** | | |
| Shares issued on conversion of shareholder advances | **78,877** | - |

For a complete description of the Company's accounting policies and disclosures, please refer to the 2002 audited financial statements. These audited financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2002 Annual Report will be provided.

## 1. Significant Accounting Policies

The Interim Financial Statements follow the same significant Accounting Policies as the most recently completed financial year-end.

## 2. Shareholders' Equity

| | Common Shares Number | Amount |
|---|---|---|
| Balance, December 31, 2001 | 37,770,000 | 52,135,510 |
| Issuance of common shares | 3,000,000 | 300,000 |
| Balance, December 31, 2002 | 40,770,000 | 52,435,510 |
| Issuance of common shares | 2,435,768 | 227,210 |
| Balance, March 31, 2003 | **43,205,768** | **$52,662,720** |

## 3. Segmented Information

The Company's operations are limited to a single industry segment. Geographic segmented information as at March 31, 2003 and December 31, 2002 includes:

| Identifiable Assets | March 31, 2003 | December 31, 2002 |
|---|---|---|
| Canada | $71,529 | $113,930 |
| Chile | 5,807,855 | 5,807,855 |
| Bolivia | 6,016,749 | 6,014,777 |
| Other | 105,533 | 72,199 |
| Total Assets | $12,001,666 | $12,008,761 |

## 4. Subsequent Events

**a)** In May 2003, the Company entered into a loan agreement with Quest Investment Corporation (Quest) and issued a promissory note in the principal amount of US$300,000. Proceeds are to be used for general corporate purposes, including further exploration work and project development. The loan matures on December 31, 2004, bears interest at 1% compounded and payable monthly (effective annual rate of 12.68%), and is convertible into common shares of the Company at the option of Quest at a conversion price of $0.20 per share (2,164,350 common shares). The Company also issued to Quest a warrant to purchase up to 1,000,000 common shares of the Company at any time on or before December 31, 2004 upon payment of $0.15 per share.

**b)** The Company has received conditional approval from the Toronto Stock Exchange for a $2.75 million financing consisting of 25 million units priced at $0.11 per share. Each unit consists of one common share and one share purchase warrant that is valid for five years from the date of issue to acquire one common share of the Company upon payment of the applicable exercise price which will initially be $0.14 per share, and which will increase on an annual basis up to $0.205 per share in year five.

**c)** The Board has also resolved to ask its shareholders to approve a 1 for 10 share consolidation at the Annual and Special Meeting to be held on June 16, 2003 in Toronto. Shareholders will be asked to consider and, if thought appropriate, to pass a special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each ten (10) common shares currently issued or authorized.

**GENERAL MINERALS CORPORATION**

4610 South Ulster Street
Suite 150
Denver, Colorado 80237

Ph: 303-488-3304
Fx: 303-758-2063

Website:www.generalminerals.com

Printed in Canada